Exhibit 99.1

CRONOS GROUP INC.

ANNUAL INFORMATION FORM

For the year ended December 31, 2017

DATED: April 27, 2018

TABLE OF CONTENTS

GENERAL MATTERS	3

FORWARD LOOKING INFORMATION	3

CORPORATE STRUCTURE	5

GENERAL DEVELOPMENT OF THE BUSINESS	6

DESCRIPTION OF THE BUSINESS	11

RISK FACTORS	37

DIVIDENDS AND DISTRIBUTIONS	65

CAPITAL STRUCTURE	65

MARKET FOR SECURITIES	65

PRIOR SALES	66

ESCROWED SECURITIES AND SECURITIES SUBJECT TO RESTRICTION ON TRANSFER	67

DIRECTORS AND OFFICERS	67

PROMOTERS	72

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	72

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	74

TRANSFER AGENT AND REGISTRAR	74

MATERIAL CONTRACTS	74

AUDIT COMMITTEE INFORMATION	75

INTERESTS OF EXPERTS	76

ADDITIONAL INFORMATION	76

SCHEDULE “A”	77

GENERAL MATTERS

Unless otherwise noted or the context indicates otherwise, in this Annual Information Statement (this “AIF”) the “Company”, “Cronos”, “we”, “us” and “our” refer to Cronos Group Inc., its direct and indirect subsidiaries and, if applicable, its joint ventures and investments accounted for by the equity method, and the term “marijuana” has the meaning given to the term “marihuana” in the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

All currency amounts in this AIF are stated in Canadian dollars, unless otherwise noted. All references to “dollars” or “$” are to Canadian dollars and all references to “US$” are to United States dollars.

All information in this AIF is given as of the date hereof, unless otherwise indicated.

FORWARD LOOKING INFORMATION

This AIF contains certain information that may constitute forward-looking information and forward-looking statements (collectively, “Forward-Looking Statements”) which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Such statements can be identified by the use of forward-looking terminology such as “expect,” “likely,” “may,” “will,” “should,” “intend,” “anticipate,” “potential,” “proposed,” “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-Looking Statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. Forward-Looking Statements in this AIF include, but are not limited to, statements with respect to:

•	the performance of the Company’s business and operations;

•	the Company’s expectations regarding revenues, expenses and anticipated cash needs;

•	the Company’s international activities and joint venture interests, including required regulatory approvals and licensing, anticipated costs and timing, and expected impact;

•

the intended expansion of the Company’s facilities, including the construction and operation of Building 4 and the Greenhouse (as such terms are defined herein) at Peace Naturals Project Inc. (“Peace Naturals”) and receipt of approval from Health Canada to increase the maximum production limits and sales from the expanded facilities, and Cronos Israel, Cronos Australia and Indigenous Roots (as such terms are defined herein) and the respective costs and timing associated therewith;

•	the expected growth in the number of patients using the Company’s medical cannabis;

•	the expected growth in the Company’s growing and production capacities;

•	expectations with respect to future production costs;

•	the expected methods to be used by the Company to distribute cannabis;

•	the competitive conditions of the industry;

•

the legalization of cannabis for recreational use in Canada, including federal and provincial regulations pertaining thereto, and the related timing and impact thereof and the Company’s intentions to participate in such market, if and when it is legalized;

•

the legalization of the use of cannabis for medical and/or recreational use in jurisdictions outside of Canada and the related timing and impact thereof and the Company’s intentions to participate in such markets outside of Canada, if and when such use is legalized;

•	laws and regulations and any amendments thereto applicable to the business and the impact thereof;

•	the competitive advantages and business strategies of the Company;

•	the grant, renewal and impact of any license or supplemental license to conduct activities with cannabis or any amendments thereof;

•	the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis;

•	the Company’s future product offerings; and

•	the anticipated future gross margins of the Company’s operations.

Certain of the Forward-Looking Statements contained herein concerning the cannabis industry and the general expectations of Cronos concerning the cannabis industry are based on estimates prepared by Cronos using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which Cronos believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While Cronos is not aware of any misstatement regarding any industry or government data presented herein or information presented herein which is based on such data, the cannabis industry involves risks and uncertainties that are subject to change based on various factors, which factors are described further below.

With respect to the Forward-Looking Statements contained in this AIF, the Company has made assumptions regarding, among other things: (i) its ability to generate cash flow from operations and obtain necessary financing on acceptable terms; (ii) general economic, financial market, regulatory and political conditions in which the Company operates; (iii) the output from the Company’s operations; (iv) consumer interest in the Company’s products; (v) competition; (vi) anticipated and unanticipated costs; (vii) government regulation of the Company’s activities and products and in the areas of taxation and environmental protection; (viii) the timely receipt of any required regulatory approvals; (ix) the Company’s ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; (x) the Company’s ability to conduct operations in a safe, efficient and effective manner; and (xi) the Company’s construction plans and timeframe for completion of such plans.

Purchasers are cautioned that the above list of cautionary statements is not exhaustive. Known and unknown risks, many of which are beyond the control of the Company, could cause actual results to differ materially from the Forward-Looking Statements in this AIF. Such lists include, without limitation, those discussed under the heading “Risk Factors” in this AIF. The purpose of Forward-Looking Statements is to provide the reader with a description of management’s expectations, and such Forward-Looking Statements may not be appropriate for any other purpose. You should not place undue reliance on Forward-Looking Statements contained in this AIF. Although the Company believes that the expectations reflected in such Forward-Looking Statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Forward-Looking Statements contained herein are made as of the date of this AIF and are based on the beliefs, estimates, expectations and opinions of management on the date such Forward-Looking Statements are made. The Company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such Forward-Looking Statements, except as required by applicable law. The Forward-Looking Statements contained in this AIF are expressly qualified in their entirety by this cautionary statement.

CORPORATE STRUCTURE

Name, Address and Incorporation

Cronos Group Inc. was originally incorporated on August 21, 2012 under the Business Corporations Act (Ontario) as 2339498 Ontario Inc. Prior to completing its qualifying transaction, the Company was classified as a Capital Pool Company pursuant to Policy 2.4 of the TSX Venture Exchange (the “TSX-V”). Cronos was incorporated with the intention of developing a business based on capitalizing companies that were applying to Health Canada to become a licensed producer of medical cannabis pursuant to the provisions of the Controlled Drugs and Substances Act (“CDSA”) and its relevant regulation, the ACMPR (“Licensed Producers”).

Pursuant to articles of amendment dated October 18, 2012, the Company changed its name from 2339498 Ontario Inc. to Searchtech Ventures Inc. Pursuant to articles of amendment dated June 24, 2014, the Company amended its articles to remove certain restrictions on the transfer of its common shares. On December 10, 2014, Cronos closed its qualifying transaction (the “Qualifying Transaction”) with Hortican Inc. (“Hortican”), a company whose business model was to invest in medical cannabis companies in Canada, pursuant to which the shareholders of Hortican completed a reverse takeover of the Company. Immediately prior to the completion of the Qualifying Transaction, pursuant to articles of amendment dated December 10, 2014, the Company amended its articles to change its name to PharmaCan Capital Corp. and to consolidate its shares on a one for seven (1:7) basis. Following these changes, Hortican amalgamated with 8996741 Canada Inc., a wholly owned subsidiary of the Company formed solely for the purpose of facilitating the Qualifying Transaction. Pursuant to the amalgamation, the Company indirectly acquired all of the issued and outstanding shares of Hortican and issued post-consolidation shares of the Company on the basis of approximately 2.1339 post-consolidation shares for each one of Hortican’s shares. Hortican warrants, stock options, and convertible debentures were also exchangeable at the same conversion ratio, and the exercise prices for such securities were divided by the conversion ratio.

On October 6, 2016, the Company announced it would thereafter conduct business under the name “Cronos Group Inc.” Shareholder approval for the name change was obtained at a special shareholders meeting held February 24, 2017. Articles of amendment effecting the change in name were filed on February 24, 2017, and approval from the TSX-V for the change in name was received on March 1, 2017.

The Company’s corporate and registered office is located at 720 King Street West, Suite 320, Toronto, Ontario M5V 2T3. The Company’s telephone number is +1.416.504.0004.

The Company’s common shares are listed on the TSX-V and on the NASDAQ Global Market (“NASDAQ”) under the trading symbol “CRON”.

Intercorporate Relationships

Cronos is a geographically diversified and vertically integrated global cannabis company, with a presence across four continents, whose principal activities are the production and sale of cannabis in federally legal jurisdictions, including Canada and Germany. Cronos operates two wholly-owned Licensed Producers, namely Peace Naturals, which has production facilities near Stayner, Ontario, and Original BC Ltd (“OGBC”), which has a production facility in Armstrong, British Columbia. Currently, Cronos sells dried cannabis and cannabis oils under its medical cannabis brand, Peace Naturals. Cronos has also established four strategic joint ventures in Canada, Israel and Australia (see “Description of the Business – Joint Ventures and International Activities”) and holds minority interests in other cannabis-related companies and Licensed Producers (see “Description of the Business – Minority Interests”).

The following chart illustrates, as of the date of this AIF, the Company’s subsidiaries, including their respective jurisdictions of incorporation and percentage of voting securities of each that are beneficially owned, controlled or directed by the Company. The Company does not beneficially own, control or direct, directly or indirectly, any restricted securities in any of its subsidiaries.

Notes:

(1)	Cronos Group Inc. holds a 50% interest in Cronos Australia (as defined herein). See “Description of the Business – Joint Ventures and International Activities”.
(2)

Other than these subsidiaries, no other subsidiary of the Company has total assets that exceed 10% of the consolidated assets of the Company or revenue that exceeds 10% of the consolidated revenue of the Company.

(3)

Cronos Global Holdings Inc. is expected to hold a 70% interest in each of the nursery and cultivation operations and a 90% interest in each of the manufacturing and distribution operations of Cronos Israel (as defined herein). See “Description of the Business – Joint Ventures and International Activities”.

(4)

Cronos Canada Holdings Inc. holds a 50% interest in MedMen Canada (as defined herein) and is expected to hold a 49.9% interest in Indigenous Roots (as defined herein). See “Description of the Business – Joint Ventures and International Activities”.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Acquisitions, Investments and Partnerships

The Company has entered into the following notable transactions, strategic investments and partnerships since January 1, 2015:

•

MedMen Canada. On March 19, 2018, the Company announced a strategic joint venture with MedMen Enterprises USA, LLC (“MedMen”). Each of the Company and MedMen owns 50% of the equity interests of the joint venture, MedMen Canada Inc. (“MedMen Canada”). MedMen Canada is focused on developing a Canadian branded retail chain in provinces that permit private retailers, branded products and research and development activities in Canada. MedMen Canada will have access to the Company’s production facilities and future expansions while leveraging MedMen’s brand recognition. In addition, the Company will be leveraging its regulatory expertise and know-how to obtain the requisite licenses, approvals and permits from Health Canada for MedMen Canada to commence its operations. See “Description of the Business – Joint Ventures and International Activities”.

•

Cronos Australia. On February 5, 2018, the Company announced the launch of Cronos Australia Pty. Ltd., its strategic joint venture in Australia, (“Cronos Australia”) with NewSouthern Capital Pty Ltd. (“NewSouthern”) for the research, production, manufacture and distribution of medical cannabis. Each of the Company and NewSouthern owns 50% of the equity interests in Cronos Australia and has equal board representation. Concurrent with this announcement, the Company also announced the grant of medical cannabis cultivation and research licenses by the Therapeutic Goods Administration and the Office of Drug Control (the “ODC”) to Cronos Australia. See “Description of the Business – Joint Ventures and International Activities”.

•

Partnership with Pohl-Boskamp. On October 12, 2017, the Company announced its strategic partnership and five-year exclusive distribution agreement with G. Pohl-Boskamp GmbH & Co. KG (“Pohl-Boskamp”), an international European pharmaceutical manufacturer and distributor with a German distribution network of pharmacies, to distribute Peace Naturals branded cannabis products within Germany. The Company announced the first shipment of Peace Naturals branded product to Pohl-Boskamp on December 27, 2017.

•

Cronos Israel. On September 6, 2017, the Company announced its strategic joint venture (“Cronos Israel”) with Kibbutz Gan Shmuel (“Gan Shmuel”) for the production, manufacture and global distribution of medical cannabis. On November 9, 2017, the Company announced that its participation in Cronos Israel had been approved by the TSX-V. See “Description of the Business – Joint Ventures and International Activities”.

•

Indigenous Roots. On December 6, 2016, the Company announced the launch of a strategic joint venture (“Indigenous Roots”) led by Phil Fontaine, former National Chief of the Assembly of First Nations. Indigenous Roots will work cooperatively with Canadian First Nations towards building and operating licensed facilities and providing medical cannabis to First Nations communities in Canada. See “Description of the Business – Joint Ventures and International Activities”.

•

OGBC’s Acquisition of Land. On October 21, 2016, the Company acquired approximately 17 acres of land adjacent to the 13-acre OGBC production campus in the Okanagan Valley of British Columbia for total consideration of $600,000 cash payable at closing. The acquisition more than doubled the acreage of OGBC’s production campus.

•

Acquisition of Peace Naturals. On September 6, 2016, Hortican acquired the remaining issued and outstanding shares of Peace Naturals, increasing its total holdings from 27.3% to 100% of Peace Naturals’ issued and outstanding shares. The purchase price payable for the acquisition of the shares not already held by Hortican was approximately $11.8 million, of which (i) $2.9 million was payable at closing, by the issuance, out of treasury, of the Company’s common shares, (ii) approximately $6.2 million was payable in cash at closing and (iii) the balance was held back for a period of up to twelve (12) months following closing. The purchase price was based on an enterprise value of Peace Naturals of approximately $22 million. On September 25, 2017, the final holdback payments of the balance of the purchase price were completed in connection with the closing of a loan facility with Romspen Investment Corporation (“Romspen”). See “– Capital Markets and Financing Activities”.

Capital Markets and Financing Activities

The Company has engaged in the following equity offerings and financing activities since January 1, 2015:

•

April 2018 Bought Deal. On April 6, 2018, the Company announced the closing of a bought deal offering pursuant to which the Company sold a total of 10,420,000 common shares at a price of $9.60 per common share for aggregate gross proceeds of approximately $100.0 million. The common shares were offered in the United States (“U.S.”) pursuant to the Company’s effective registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission (“SEC”) and in Canada by way of a short form prospectus offering.

•

January 2018 Bought Deal. On January 24, 2018, the Company announced the closing of a bought deal offering pursuant to which the Company sold a total of 5,257,143 common shares at a price of $8.75 per common share for aggregate gross proceeds of approximately $46.0 million. The bought deal was completed by way of a short form prospectus offering in Canada.

•

November 2017 Bought Deal. On November 8, 2017, the Company announced the closing of a bought deal offering pursuant to which the Company sold a total of 5,476,190 common shares at a price of $3.15 per common share for aggregate gross proceeds of approximately $17.2 million. The bought deal was completed by way of a short form prospectus offering in Canada.

•

September 2017 Private Placement. On September 26, 2017, the Company announced the closing of a non-brokered private placement and on October 12, 2017, announced the TSX-V’s approval of the non-brokered private placement, pursuant to which the Company sold a total of 6,671,112 common shares at a price of $2.25 per common share for aggregate gross proceeds of approximately $15.0 million.

•

Romspen Debt Facility. On August 23, 2017, the Company announced that Peace Naturals had entered into a commitment letter with Romspen for the provision of a $40,000,000 senior secured debt facility (the “Loan”). The Loan is secured by a first ranking charge on the real estate of each of Peace Naturals and OGBC. OGBC, Hortican, and the Company are also guarantors of the Loan. Under the Loan, Peace Naturals, OGBC, Hortican and the Company retain the ability to enter into equipment financing arrangements, and the Company retains the ability to raise capital by issuing common shares. The Loan is available in multiple advances, with each advance subject to certain conditions, including, among other things, Romspen’s approval of construction progress. The aggregate advances are limited to $35,000,000 until Romspen receives an appraisal valuing the property in British Columbia at an amount not less than $8,000,000. Each advance bears interest at a rate of 12% per annum, and interest will only accrue once the advance is made. The Loan has a maturity of two (2) years with a one-year extension option in favor of the Company and is pre-payable on one month’s notice. The Loan closed on September 21, 2017, and an approximately $6,300,000 (not taking into account fees and expenses) advance for working capital purposes was drawn simultaneously on the date of closing. See “Material Contracts” for more information.

•

March 2017 Bought Deal. On March 9, 2017, the Company announced the closing of a bought deal offering pursuant to which the Company sold a total of 7,705,000 common shares at a price of $2.25 per common share for aggregate gross proceeds of approximately $17.3 million. The bought deal was completed by way of a short form prospectus offering in Canada.

•

August 2016 Private Placement. On August 11, 2016, the Company announced the closing of the first tranche of a non-brokered private placement pursuant to which the Company sold 18,743,352 common shares at a price of $0.35 per common share. The second tranche of the non-brokered private placement closed on August 31, 2016 and resulted in the sale of 22,902,359 common shares at a price of $0.35 per common share. The third and final tranche of the private placement closed on September 8, 2016 and resulted in the sale of 1,211,429 common shares at a price of $0.35 per common share, for aggregate gross proceeds of approximately $15.0 million for the three tranches, taken together.

•	May 2016 Private Placement. On May 16, 2016, the Company announced the closing of the first tranche of a non-brokered private placement pursuant to which the Company sold 10,810,812 common share units

(consisting of one common share and one common share purchase warrant which entitles the holder to purchase one common share at a price of $0.245 per common share for a period of five years following the closing of the offering) at a price of $0.185 per common share unit. The second and final tranche of the private placement closed on May 27, 2016 and resulted in the sale of 21,621,613 common share units at a price of $0.185 per common share unit, for aggregate gross proceeds of approximately $10,000,000 for the two tranches, taken together.

•

October 2015 Private Placement. On October 8, 2015, the Company announced the closing of the first tranche of a non-brokered private placement pursuant to which the Company sold 5,263,157 common share units (consisting of one common and one common share purchase warrant which entitles the holder to purchase one common share at a price of $0.31 per share for a period of five year following the closing of the offering) at a price of $0.285 per common share unit for gross proceeds of approximately $1.5 million. On October 29, 2015, the Company announced the closing of additional tranches of the non-brokered private placement, pursuant to which the Company sold an additional 2,629,296 common share units at a price of $0.285 per common share unit for additional gross proceeds of $749,350.

Exchange Listings

The following developments have occurred with respect to the Company’s exchange listings since January 1, 2015:

•	On March 5, 2018, the Company announced that the Company was changing its ticker symbol on the TSXV from “MJN” to “CRON”.

•

On February 26, 2018, the Company announced that trading of its common shares would be elevated from the Nasdaq International Designation program to the NASDAQ. The common shares began trading on the NASDAQ on February 27, 2018 under the trading symbol “CRON”.

•	On September 12, 2017, the Company announced that it was admitted into the Nasdaq International Designation program under the symbol OTC – Nasdaq International Designation: PRMCF.

Operations

The following operational changes have taken place since January 1, 2015:

•

Cronos Australia Facilities and Licenses. On February 5, 2018, the Company announced its strategic joint venture in Australia, Cronos Australia. Cronos Australia’s first production campus will be located on 120 acres, with the initial phase of Cronos Australia’s production platform consisting of a 20,000 sq. ft. purpose-built facility with an expected annual production capacity of 2,000 kilograms of cannabis. The Company expects construction to commence in the summer of 2018 and to be complete in the first half of 2019. See “Description of the Business – Production Facilities”. On February 5, 2018, the Company also announced the grant of a medical cannabis cultivation license and a cannabis research license by the Australian ODC to Cronos Australia. See “Description of the Business – Regulatory Framework in Australia – Cronos Australia Licenses”.

•

Peace Naturals’ Dealer’s License. On January 22, 2018, the Company announced that Peace Naturals received a dealer’s license pursuant to the Narcotic Control Regulations (“NCR”) and CDSA from Health Canada for the possession, sale, transportation and delivery of controlled substances under the CDSA, including cannabis, tetrahydrocannabinol (“THC”) and cannabidiol (“CBD”). The Peace Naturals Dealer’s License allows Peace Naturals to export medical cannabis extracts, including concentrated oil and resin products, internationally. See “Description of the Business – Regulatory Framework in Canada – Licenses and Regulatory Framework”.

•

Rebranding of In the Zone Produce Ltd. On October 4, 2017, the Company announced the rebranding of In the Zone Produce Ltd. to Original BC Ltd. As part of this rebranding, OGBC’s legal name change became effective on October 16, 2017 and it was continued under the Business Corporations Act (Canada). The OGBC ACMPR License (as defined herein) was amended to reflect the name change on October 20, 2017.

•

Rebranding of Peace Naturals. The Company initiated a rebrand of Peace Naturals in 2017. The objective was to create a new visual identity system that emphasized the brand’s reputation as a trusted and dependable medicinal cannabis company appealing to both men and women. The transition began in October of 2017 and was completed in the first quarter of 2018. The project included: new proprietary packaging, an evolution of the brand’s logo, new marketing materials, a revised website, a new shopping portal experience and new products such as strain specific oils. Peace Naturals also established a new classification system for products that helped educate patients on key product differences.

•

Cronos Israel Facilities and Licenses. On September 6, 2017, the Company announced its strategic joint venture in Israel, Cronos Israel. The initial phase of construction of Cronos Israel involves the construction of a 45,000 sq. ft. greenhouse that is expected to produce up to 5,000 kilograms of cannabis annually and a 17,000 sq. ft. manufacturing facility that will be utilized for analytics, formulation development and research. Cronos Israel has commenced initial construction work and anticipates completing the construction of the greenhouse and manufacturing facility in the first quarter of 2019. See “Description of the Business – Production Facilities”. In early 2017, the Yakar granted Gan Shmuel preliminary licenses (“Israel Codes”) to establish four distinct cannabis commercial operations: (1) propagation and breeding, (2) commercial cannabis cultivation, (3) extraction, formulation and packaging and (4) patient care and distribution. These Israel Codes are preliminary licenses granted to successful applicants to construct facilities for cannabis operations. Applicants at this stage are not yet officially permitted to propagate, cultivate, process or distribute cannabis until the nursery, cultivation and manufacturing facilities are constructed and pass inspections by the Yakar, after which point, assuming the facilities pass inspections, the Yakar will issue the final cannabis licenses for each operation. See “Description of the Business – Regulatory Framework in Israel – Cronos Israel Licenses”

•

Peace Naturals Capacity Expansion. On May 23, 2017, the Company announced breaking ground on its 315,000 sq. ft. capacity expansion project at Peace Naturals premises. The expansion includes a state-of-the-art 286,000 sq. ft. production facility (“Building 4”), a 28,000 sq. ft. greenhouse (the “Greenhouse”), and an additional 2,257 sq. ft. extraction laboratory. Having received the necessary regulatory approvals, growing and cultivation in the Greenhouse has commenced, and its first harvest is expected to occur in the second quarter of 2018. Construction of Building 4 remains on schedule and cultivation is expected to commence in the second half of 2018. The Company also completed significant improvements to the pre-existing facilities at Peace Naturals, including retrofitting the original facility to increase production capacity and substantial renovations and improvements to the first and second 15,000 sq. ft. purpose built production facilities. See “Description of the Business – Production Facilities”.

•

Peace Naturals Voluntary Recall. On May 5, 2017, Peace Naturals announced a voluntary recall with the support of Health Canada for products sold between November 26, 2015 to March 13, 2017. Peace Naturals was notified by Health Canada that upon testing a random cannabis leaf sample, trace levels of Piperonyl Butoxide (“PBO”) were discovered at 0.78 parts per million (ppm). PBO is an organic compound known as a synergist. Root cause analysis conducted by Peace Naturals concluded that this was the result of cross-contamination from a sanitation protocol that is no longer practiced at Peace Naturals. The source of the PBO was a Pest Management Regulatory Agency approved product that was used to sanitize empty rooms between harvests. The sanitation protocol has not been practiced since new management implemented an improved production methodology after taking control of Peace Naturals.

•

Good Manufacturing Practice Certification. On May 2, 2017, the Company announced that, following a comprehensive audit performed by German regulators, Peace Naturals was issued a Good Manufacturing Practice (“GMP”) certification in relation to its facilities and processes for the production of dried cannabis flower in accordance with the rules governing pharmaceutical production in the European Union. This GMP certification requires adherence to quality standards that extend well beyond current Health Canada requirements. The certification enables Peace Naturals to distribute medical cannabis across the European Union, which only permits importation of medical products produced by GMP-certified manufacturers.

•

OGBC Sales License. On January 11, 2017, the Company announced that OGBC was approved by Health Canada to sell medical cannabis pursuant to the ACMPR. This sales license granted to OGBC supplements its prior cultivation license and as a result, OGBC is allowed to sell cannabis directly to medical patients throughout Canada. Upon obtaining its license, OGBC became the Company’s second wholly-owned licensed producer to receive a sales license. See “Description of the Business – Regulatory Framework in Canada – Licenses and Regulatory Framework”.

DESCRIPTION OF THE BUSINESS

Overview

Cronos is a geographically diversified and vertically integrated global cannabis company, with a presence across four continents, whose principal activities are the production and sale of cannabis in federally legal jurisdictions, including Canada and Germany. Cronos operates two wholly-owned Licensed Producers, Peace Naturals and OGBC (see “– Canadian Licensed Producers”). Currently, Cronos sells dried cannabis and cannabis oils under its medical cannabis brand, Peace Naturals. Cronos has also established four strategic joint ventures in Canada, Israel and Australia (see “– Joint Ventures and International Activities”) and holds minority interests in other cannabis-related companies and Licensed Producers (see “– Minority Interests”).

Canadian Licensed Producers

Cronos operates two wholly-owned Licensed Producers, namely, Peace Naturals, which has production facilities near Stayner, Ontario, and OGBC, which has a production facility in Armstrong, British Columbia.

Peace Naturals

On October 31, 2013, Health Canada issued an initial license to Peace Naturals for activities related to the production and sale of dried cannabis flower under the ACMPR, which license has since been amended and supplemented. Peace Naturals’ current license has an effective term from November 1, 2016 to November 1, 2019, and grants Peace Naturals the authority to engage in, among other things, the production and sale of dried cannabis flower, cannabis resin, cannabis seeds, cannabis plants and cannabis oil (the “Peace Naturals ACMPR License”).

On January 22, 2018, the Company announced that Peace Naturals received a dealer’s license (the “Peace Naturals Dealer’s License,” together with the Peace Naturals ACMPR License, the “Peace Naturals Licenses”) pursuant to the NCR and CDSA from Health Canada for the possession, sale, transportation and delivery of controlled substances under the CDSA, including cannabis THC and CBD. The Peace Naturals Dealer’s License allows Peace Naturals to export medical cannabis extracts, including concentrated oil and resin products, internationally in accordance with an export permit issued under section 103 of the ACMPR or section 10 of the NCR. The Peace Naturals Dealer’s License has an effective term from January 29, 2018 to December 31, 2018.

OGBC

On February 26, 2014, Health Canada issued an initial cultivation license to OGBC under the ACMPR, which license has since been amended and supplemented. OGBC’s current license has an effective term from February 28, 2017 to February 28, 2020 and grants OGBC the authority to engage in the production and sale of dried cannabis flower (the “OGBC ACMPR License”).

Joint Ventures and International Activities

The Company has entered into four strategic joint ventures to produce and sell cannabis:

•

MedMen Canada. In March 2018, the Company announced a strategic joint venture with MedMen. Each of the Company and MedMen owns 50% of the equity interests of the joint venture, MedMen Canada, and have equal board representation. MedMen Canada holds the exclusive license of the MedMen brand in Canada for a minimum term of 20 years. Each of Cronos and MedMen will contribute capital equally to MedMen Canada for working capital purposes. MedMen Canada is focused on developing a Canadian branded retail chain in provinces that permit private retailers, branded products and research and development activities in Canada. MedMen Canada will have access to the Company’s production facilities while leveraging MedMen’s brand recognition. In addition, the Company will be leveraging its regulatory expertise and know-how to obtain the requisite licenses, approvals and permits from Health Canada for MedMen Canada to commence its operations.

•

Cronos Australia. In February 2018, the Company announced a strategic joint venture in Australia with NewSouthern for the research, production, manufacture and distribution of medical cannabis. Each of the Company and NewSouthern owns 50% of the equity interests in Cronos Australia and have equal board representation. The Company believes that Cronos Australia will serve as the Company’s hub for Australia, New Zealand and South East Asia, bolstering the Company’s supply capabilities and distribution network. In the initial phase of construction, Cronos Australia is planning to construct a 20,000 sq. ft. purpose-built facility that is expected to produce up to 2,000 kilograms of cannabis annually. The Company expects construction to commence in the summer of 2018 and to be complete in the first half of 2019. The Company’s activities in respect of Cronos Australia have been approved by the TSX-V. For a description of the Cronos Australia Licenses (as defined herein), see “License and Regulatory Framework in Australia – Cronos Australia Licenses”.

•

Cronos Israel. In September 2017, the Company announced a strategic joint venture in Israel with the Israeli agricultural collective settlement Gan Shmuel for the production, manufacture and distribution of medical cannabis. Following transfer of the Israel Codes to Cronos Israel, the Company will hold a 70% interest in each of the nursery and cultivation operations and a 90% interest in each of the manufacturing and distribution operations of Cronos Israel. Cronos will have three board member nominees on the board of directors of each of the cultivation, manufacturing, distribution and pharmacies companies of Cronos Israel, while Gan Shmuel will have one board member nominee on the board of directors of each such entity. In the initial phase of construction, Cronos Israel is planning to construct a 45,000 sq. ft. greenhouse that is expected to produce up to 5,000 kilograms of cannabis annually and a 17,000 sq. ft. manufacturing facility that will be utilized for analytics, formulation development and research. Cronos will contribute intellectual property, management expertise, access to its current and future distribution channels and capital to Cronos Israel. Gan Shmuel will contribute the Israel Codes, agricultural and industrial expertise, land, capital and access to the skilled Gan Shmuel labor force. The Company’s activities in respect of Cronos Israel have been approved by the TSX-V. Until exports are permitted under applicable Israeli law, products from Cronos Israel will be distributed domestically in the local Israeli market. For a description of the Israel Codes, see “License and Regulatory Framework in Israel – Cronos Israel Licenses”.

•

Indigenous Roots. In December 2016, the Company launched Indigenous Roots, a strategic joint venture led by Phil Fontaine, former National Chief of the Assembly of First Nations. Indigenous Roots will work cooperatively with Canadian First Nations towards building and operating licensed facilities and providing medical cannabis to First Nations communities in Canada. We will own a 49.9% stake in Indigenous Roots upon closing of the investment which is expected to be led by a First Nation. The Company believes that Indigenous Roots will provide Cronos with optionality for nontraditional distribution channels and incremental production capacity without dilution, and a strong brand for our portfolio. Indigenous Roots has commanded significant interest, having met with over 100 indigenous communities and leaders across Canada. Indigenous Roots is in the process of finalizing its capital raise. Once completed, Indigenous Roots is anticipated to commence construction of a 30,000 sq. ft. production facility at the premises of OGBC. The Company is awaiting definitive regulatory clarity on provincial distribution frameworks prior to finalization of the capital raise.

No U.S. Cannabis-Related Activities

While a number of states in the U.S. have legalized the cultivation, distribution or possession of cannabis in some form to various degrees and subject to various requirements or conditions, cannabis continues to be categorized as a controlled substance under the Controlled Substances Act in the U.S. As such, cultivation, distribution and possession are in violation of federal law in the U.S. unless a U.S. federal agency (e.g. the Drug Enforcement Agency) licenses for a specific use, such as research with cannabis.

The Company currently does not engage in any activities related to the cultivation, distribution or possession of cannabis in the U.S. From time to time, the Company may have minority interests in non-U.S. cannabis companies (as set out above). Based on what is disclosed publicly by these minority investees, the Company is not aware of any U.S. cannabis-related activities of such minority investees as of the date of this AIF.

Other International Operations

The ACMPR permits Licensed Producers to export their intellectual property and genetics to other jurisdictions (subject to all applicable import and export permits and requirements). The Company is focused on developing international alliances and expansion. By leveraging the Company’s operational, manufacturing and educational outreach expertise, quality assurance capabilities and experience in submitting regulatory licensing applications, management believes that the Company is well-positioned to effectively penetrate international markets.

The Company has received several inquiries concerning strategic business opportunities from third-parties in several international jurisdictions. The Company believes there is an opportunity to leverage its expertise and its business model in other legal cannabis markets around the world. Subject to regulatory approvals (including any applicable TSX-V approvals), strategic international business opportunities pursued by the Company could include:

•

ownership of cannabis cultivation and sales operations in countries outside of Canada (which have passed legislation to legalize the cultivation, distribution and possession of cannabis at all relevant levels of government); and

•	the export of medical cannabis to third-parties in countries outside of Canada (which permit the import of medical cannabis).

The Company will only conduct business in jurisdictions where it is federally legal to do so and legislation permitting the cultivation, distribution or possession of cannabis has been adopted at all relevant levels of government. The Company believes that operating and investing in markets where such activity is federally illegal breaches the Company’s legal and regulatory obligations, puts the company at risk of government regulatory actions or investigations, risks of governmental penalties, fines and sanctions, increases exposure to reputational risk, limits its ability to operate freely, could potentially jeopardize its listing on major exchanges now and in the future and limits its access to capital. In addition, the Company remains committed to conducting business in jurisdictions outside of Canada where such operations remain compliant with the Company’s Canadian listing obligations with the TSX-V and NASDAQ.

Principal Products

Peace Naturals currently produces and sells numerous strain varieties of cannabis in two main product lines: dried cannabis and cannabis oil. OGBC currently produces and sells numerous strain varieties of dried cannabis in bulk via intercompany sales to Peace Naturals for sales to its customers. Peace Naturals currently offers 21 strain varieties of dried cannabis flower and 10 strain-specific cannabis oils. It intends to continue to establish a variety of strains to cater to patient needs. OGBC has access to a smaller number of strains currently, however, strain sharing between Peace Naturals and OGBC allows OGBC access to particular strains on an as needed basis.

In November 2017, Health Canada approved the Company’s renovated extraction laboratory at Peace Naturals that uses supercritical and subcritical carbon dioxide and commercial oil production methodologies. The resulting increased oil production facilitates introducing new product formulations, such as capsules, tinctures and ointments. In the fourth quarter of 2017, the Company released a number of new strain-specific cannabis oils that have been received favorably by customers. The new cannabis oils do not require any secondary refinement using harsh solvents like alcohol, which means that the natural balance of the plant is kept intact. This is important because of the “entourage effect,” or the concept that all cannabis compounds work together synergistically to yield the desired therapeutic effect.

The Company currently supplies the German market with dried cannabis flower through its distribution partner Pohl-Boskamp and anticipates supplying other product forms (such as cannabis oils) upon receipt of the necessary regulatory approvals and certifications (such as GMP certification for production processes related to cannabis oils).

The Company will develop new product formulations for cannabis-based products (such as edibles) if and when authorized by Health Canada.

Principal Markets

Canadian Domestic Market

Currently, the Company, through its Peace Naturals brand, acquires Canadian medical clients through physician and clinic referrals or by word-of-mouth recommendations from existing clients. The Company strives to identify patient segments with high lifetime value. These are patient segments that the Company believes will have the highest expected lifetime dollar value in purchasing products from the Company, taking into account costs of acquisition and expected turnover.

If and when recreational use of cannabis products is legalized in Canada, the Company plans to position OGBC and MedMen Canada to take advantage of such market opportunities by entering the Canadian recreational market. The Company believes that by maintaining separate medical and recreational brands, it can more successfully address consumer needs and preferences and better penetrate the aggregate cannabis market.

Indigenous Roots will work cooperatively with Canadian First Nations towards building and operating licensed facilities and providing medical cannabis to First Nations communities in Canada.

International Markets

The Company currently addresses medical cannabis markets in Germany by exporting dried cannabis flower produced by Peace Naturals to its distribution partner in Germany. The Company also intends to distribute to the Israeli medical cannabis market through the operations of Cronos Israel, once Cronos Israel is fully licensed and operational. Finally, the Company intends to meet demand in the Australian medical cannabis market through the operations of Cronos Australia, once fully operational and licensed; and in the interim, Cronos Australia has applied for an import permit for imports of Peace Naturals medical cannabis products into Australia. See “– Licenses and Regulatory Framework in Australia,” “– Licenses and Regulatory Framework in Israel,” and “– Regulatory Framework in Germany for Imports.”

The Company continues to seek new international distribution channels in jurisdictions with federally legal medical cannabis regulatory frameworks.

Distribution Methods

Distribution in Canada

Medical cannabis patients order product from the Company primarily through the Peace Naturals’ online store or by phone. Medical cannabis is and will continue to be delivered by secured courier or other methods permitted by the ACMPR or future regulation. Peace Naturals’ prices vary based on growth time, strain yield and market conditions. Peace Naturals may from time to time offer volume discount or promotional pricing.

Peace Naturals is also authorized for wholesale shipping of medical cannabis plant cuttings, dried bud and cannabis oil to other Licensed Producers. Peace Naturals has completed several sales through its wholesale distribution channel and based on current costs, the Company expects to continue with its wholesale distribution strategy. This sales channel requires minimal selling, general and administrative costs over and above the cost to produce plant cuttings and dried bud.

The Company anticipates conducting distribution from OGBC or MedMen Canada for the recreational market in accordance with the finalized regulatory framework in relation to cannabis for recreational purposes in Canada. MedMen Canada is focused on developing a Canadian branded retail chain in provinces that permit private retailers for distribution of products via its retail stores or via its online website.

International Distribution Channels

Peace Naturals currently exports dried cannabis flower to Germany pursuant to export permits issued by Health Canada, and its products are distributed in the domestic German market through its distribution partner Pohl-Boskamp via its network of pharmacies in Germany.

Currently in Israel, medical cannabis is provided to patients on a “direct to patient” distribution model, whereby patients purchase medical cannabis directly from authorized medical cannabis suppliers. Cronos Israel anticipates distributing medical cannabis products to patients directly once operations have commenced and product is available. In addition, the Company continues to monitor the regulatory framework in Israel if and when distribution by pharmacies is permitted by the Ministry of Health.

Currently in Australia, medical cannabis is provided directly to patients and to physicians who have received authorization to procure unregistered medical cannabis products. Subject to the granting of Cronos Australia’s cannabis manufacturing license by the Australian ODC and the completion of its planned cultivation and manufacturing facility, the Company anticipates selling cannabis products into the domestic Australian market directly to authorized patients and prescribing physicians. It is unclear at this time whether prevailing market conditions in Australia will require Cronos Australia to offer volume discount or promotional pricing. In addition, Cronos Australia is awaiting its import license which would allow Peace Naturals to export Peace Naturals branded medical cannabis products to Cronos Australia for the Australian market while the planned cultivation and manufacturing facilities are being constructed.

Production Facilities

The following chart summarizes the existing and anticipated production capacity at each of the Company’s facilities that is currently constructed or under construction:

Facility	Location	Grow Type	Square Footage	Estimated Annual Capacity (in kg)
Existing Capacity (1)
Peace Naturals – Buildings 1, 2, 3	Stayner, ON, Canada	Indoor	39,000	5,000
Peace Naturals – Greenhouse	Stayner, ON, Canada	Greenhouse	28,000	1,500
OGBC	Armstrong, BC, Canada	Indoor	2,500	150

Existing Capacity			69,500	6,650

Capacity in Progress but not yet Completed
Peace Naturals – Building 4	Stayner, ON, Canada	Indoor	286,000	33,500
Cronos Israel(2) – Phase I	Hadera, Israel	Greenhouse	45,000	5,000
Cronos Australia(3) – Phase I	Melbourne, VIC, Australia	Indoor	20,000	2,000

Capacity in Progress but not yet Completed			351,000	40,500

Pro Forma Capacity			420,500	47,150

(1)	Existing capacity is defined as facilities where construction is substantially complete, regulatory approvals required to commence operations have been received and cannabis cultivation has commenced.
(2)	Cronos will hold a 70% equity interest in the nursery and cultivation operations of Cronos Israel and 90% equity interest in the manufacturing and distribution operations of Cronos Israel.
(3)	Cronos owns a 50% equity interest in Cronos Australia.

It is currently anticipated that Indigenous Roots will commence construction of a 30,000 sq. ft. production facility at the premises of OGBC following the completion of its capital raise. See “— Joint Ventures and International Activities”.

Peace Naturals

Situated on approximately 90 acres of land zoned and licensed for cannabis production, Peace Naturals operates four completed production buildings (Building 1, Building 2, Building 3 and Greenhouse) and is constructing additional capacity via Building 4, a 286,0000 sq. ft. production facility. Peace Naturals’ production processes are GMP-certified under relevant European Economic Area GMP directives by the national competent authority of Germany.

Buildings 1, 2 and 3 are engaged in cultivation, processing, extraction, finishing and packaging, shipping and client care operations. These buildings incurred major renovations in the first half of 2017, including upgraded LED lighting, automation equipment, irrigation systems and other environmental control systems to improve yields and lower costs.

The Greenhouse is expected to provide a year-round, low-cost supply of flower for extraction in a 2,257 sq. ft. GMP-grade extraction lab. The Greenhouse is designed as a testing facility for various production technologies. Any tests yielding favorable operational improvements would then be disseminated to the Company’s other domestic and international facilities. Growing and cultivation of cannabis in the Peace Naturals Greenhouse commenced in the first quarter of 2018 and the facility is in the process of becoming fully operational, with the first harvest anticipated in the second quarter of 2018.

In addition to large scale cultivation of premium dried flower, Building 4 will include:

•	designated areas for proprietary genetic breeding genomic testing;

•	a GMP-grade cannabinoid and terpene extraction, processing and bottling facility;

•	a GMP-grade analytical testing laboratory for Canadian, European and other pharmacopeia standards;

•	a GMP-grade analytical and chemical laboratory for formulation, delivery system and product development;

•	research and development (“R&D”) grow and dry areas with compartmentalized chambers to conduct experiments on yield, genetic markers, and metabolite/terpene enhancement techniques;

•	a tissue culture laboratory and mass scale micro-propagation production area; and

•	a GMP-grade and industrial-grade kitchen.

OGBC

Situated on 30 acres of land, 13 acres of which are zoned and licensed for cannabis production, OGBC’s facility primarily engages in cultivation and processing operations. OGBC has completed several inter-company bulk transfers of dried cannabis to Peace Naturals to be sold under the Peace Naturals brand.

Cronos Australia

Cronos Australia’s first production campus will be located on 120 acres, with the initial phase of Cronos Australia’s production platform consisting of a 20,000 sq. ft. purpose-built facility with an expected annual production capacity of 2,000 kilograms of cannabis. The Company expects construction to commence in the summer of 2018 and to be complete in the first half of 2019.

Cronos Israel

The initial phase of construction of Cronos Israel involves the construction of a 45,000 sq. ft. greenhouse that is expected to produce up to 5,000 kilograms of cannabis annually and a 17,000 sq. ft. manufacturing facility that will be utilized for analytics, formulation development and research. Cronos Israel has commenced initial construction work and anticipates completing the construction of the greenhouse and manufacturing facility in the first quarter of 2019.

Specialized Knowledge, Skills, Resources & Equipment

Knowledge with respect to cultivating and growing cannabis is important in the medical cannabis industry. The nature of growing cannabis is not substantially different from the nature of growing other agricultural products. Variables such as temperature, humidity, lighting, air flow, watering and feeding cycles are meticulously defined and controlled to produce consistent product and to avoid contamination. The product is cut, sorted and dried under defined conditions that are established to protect the activity and purity of the product. Once processing is complete, each and every processing batch is subject to full testing against stringent quality specifications set for activity and purity.

The Company grows the primary component of its finished products, namely cannabis. The Company’s cultivation operations are dependent on a number of key inputs and their related costs including raw materials and supplies related to our growing operations, as well as electricity, water and other utilities. See “Risk Factors – Risks Related to the Industry and the Company’s Business - Our cannabis cultivation operations are vulnerable to rising energy costs and dependent upon key inputs”.

Staff with suitable horticultural and quality assurance expertise is generally available on the market in the jurisdictions in which the Company currently has or anticipates cultivation activity, including in Canada, Israel and Australia. The Company also requires client care staff, which will grow as its business grows. Customer care staff is a skillset that is also generally available in the market in the jurisdictions in which the Company currently houses or anticipates housing such staff, including in Canada, Israel and Australia.

Equipment used is specialized, but is readily available and not specific to the cultivation of medical cannabis. Subject to available funding, the Company does not anticipate any difficulty in obtaining equipment as needed in the jurisdictions in which the Company anticipates need for such equipment, including in Canada, Israel and Australia.

The Company anticipates an increased demand for skilled manpower, energy resources and equipment in connection with the build-outs of the new facilities at Peace Naturals, Building 4 and the Greenhouse, and in connection with the Cronos Australia and Cronos Israel facilities currently under construction.

Competitive Conditions

According to Health Canada, as of May 25, 2017, 1,665 applications to become a Licensed Producer had been received by Health Canada, of which 428 applications were in process. To the knowledge of the Company, only a limited number of licenses are issued by Health Canada on a monthly basis, if any. Further, as Health Canada licenses are limited to individual properties, if a Licensed Producer reaches production capacity at its licensed site, it must apply to Health Canada for a new license in order to expand production to another site. Currently, there are 104 Licensed Producers in Canada that are authorized to produce and/or sell dried or fresh cannabis, cannabis oil, or starting materials to eligible individuals. More information on the current list of Licensed Producers can be found on Health Canada’s website.

On April 13, 2017, the Canadian Federal Government released Bill C-45, An Act respecting cannabis and to amend the Controlled Drugs and Substances Act, the Criminal Code and other Acts (“Bill C-45”), which aims to legalize, control, and regulate the recreational use of cannabis with a target implementation date of the summer of 2018. For additional information, see “– Regulatory Framework in Canada – Recent Regulatory Developments”. The introduction of a recreational model for cannabis production and distribution may impact the medical marijuana market. The impact of this development may be negative for the Company and could result in increased levels of competition in its existing medical market and/or the entry of new competitors in the overall cannabis market in which the Company operates.

The Company believes that, due to the extensive regulatory restrictions and significant capital required for facilities and operations, the number of Licensed Producers will remain relatively small in the short term, however Health Canada may accelerate its processing of applications which may result in acceleration in the rate at which applicants become Licensed Producers. As the demand for cannabis increases, the legalization of recreational cannabis comes into effect and the application backlog with Health Canada is processed, the Company believes that new competitors will enter the market. The principal competitive factors on which the Company competes with other Licensed Producers are the price and quality of its cannabis-based pharmaceutical products (and associated goodwill and brand recognition), physician familiarity and willingness to prescribe the Company’s cannabis-based products, and the Company’s patient services. While the Company prices its cannabis products according to the Company’s perception of market demand, given its relatively low cost of production (based on management’s assessment of the Company’s own financial information against that of all publicly-traded Licensed Producers), it is expected that the Company will be able to enjoy pricing flexibility while maintaining its margins.

According to the Australian ODC, as of April 16, 2018, the ODC had granted a total of 35 cannabis-related licenses since applications were opened in November 2016, including 16 medical cannabis licenses (cultivation and production), ten cannabis research licenses (cultivation and production) and nine manufacturing licenses. The ODC has not placed a cap on the number of cannabis-related licenses to be granted. The Company believes that, due to the extensive regulatory restrictions and significant capital required for facilities and operations, the number of cannabis-related licenses will remain relatively small in the short term, however the ODC may accelerate its processing of applications which may result in acceleration in the rate at which applicants are granted licenses. The impact of additional licenses being granted could be negative for the Company and could result in increased levels of competition within the domestic Australian market. The domestic Australian market is still in a nascent stage of development, making it more difficult for the Company to predict competitive pressure; however, given the supply constraint typically associated with fledging cultivation industry, and the Company’s operational experience, it is anticipated that the Company will be able to enjoy pricing flexibility while maintaining its margins.

Protection of Intangible Assets

The ownership and protection of our intellectual property rights is a significant aspect of our future success. Currently we rely on trade secrets, technical know-how and proprietary information. We protect our intellectual property by seeking and obtaining registered protection where possible, developing and implementing standard operating procedures to protect trade secrets, technical know-how and proprietary information and entering into agreements with parties that have access to our inventions, trade secrets, technical know-how and proprietary information, such as our partners, collaborators, employees and consultants, to protect confidentiality and ownership. We also seek to preserve the integrity and confidentiality of our inventions, trade secrets, trademarks, technical know-how and proprietary information by maintaining physical security of our premises and physical and electronic security of our information technology systems.

In addition, we have sought trademark protection in many countries, including Canada, Australia and countries in the European Union. Our ability to obtain registered trademark protection for cannabis-related goods and services, in particular for cannabis itself, may be limited in certain countries outside of Canada, including the U.S., where registered federal trademark protections is currently unavailable for trademarks covering the sale of cannabis products (a controlled substance); and including the European Union, where laws on the legality of cannabis use are not uniform, and trademarks cannot be obtained for products that are “contrary to public policy or accepted principles of morality”. Accordingly, our ability to obtain intellectual property rights or enforce intellectual property rights against third party uses of similar trademarks may be limited in certain countries.

Germplasm, including seeds, clones and cuttings, is the genetic material used in new cannabis varieties and hybrids. We use advanced breeding technologies to produce cannabis germplasm (hybrids and varieties) with superior performance. We rely on parental varieties for the success of our breeding program. We seek to protect our parental germplasm as appropriate, relying on intellectual property rights, including rights related to inventions (patents and plant breeders’ rights), trade secrets, technical know-how, trademarks and proprietary information.

We also seek to protect our parental germplasm, hybrids and varieties from pests and diseases and enhance plant productivity and fertility, and we research products to protect against crop pests and fungus.

Employees

As of December 31, 2017, Cronos Group Inc. employed seven employees and four fulltime contractors, Peace Naturals employed 87 employees, and OGBC employed nine employees.

As of March 31, 2018, Cronos Group Inc. employed 13 employees and three full time contractors, Peace Naturals employed 133 employees and OGBC employed 15 employees.

Senior Management and Board of Directors

As of the date of this AIF, 2018, the Board of Directors has five members, comprised of Mr. Michael Gorenstein (Chair of the Board of Directors), Mr. Michael Krestell (member of the audit committee and the compensation committee), Mr. Alan Friedman (member of the audit committee), Mr. Jason Adler and Mr. James Rudyk (chair of the audit committee and a member of the compensation committee).

As of the date of this AIF, 2018, the Company’s executive officers consist of Mr. Michael Gorenstein (Chief Executive Officer and President), William Hilson (Chief Financial Officer) and Xiuming Shum (General Counsel and Corporate Secretary).

Minority Investments

Prior to the acquisition of OGBC in November of 2014 (as described above), the Company exclusively invested in companies either licensed, or actively seeking a license, to produce medical cannabis pursuant to the ACMPR. In addition to its wholly-owned subsidiaries, Peace Naturals and OGBC, the Company currently holds certain minority interests in investees with active ACMPR licenses.

As of the date of this AIF the Company beneficially owned, controlled or directed the following percentages of voting securities in its minority investees:

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Whistler Medical Marijuana Corporation (“Whistler”) (20.3%). Whistler is a corporation incorporated under the laws of British Columbia, and is a licensed producer and seller of medical cannabis with operations in Whistler, British Columbia. The Company’s investment in Whistler is accounted for using the equity method. On March 9, 2017, the Company announced that it invested an additional $1,085,000 in Whistler in order to maintain its then 21.5% equity position in Whistler and assist Whistler with its announced 65,000 sq. ft. expansion in Pemberton, British Columbia.

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Evergreen Medicinal Supply Inc. (“Evergreen”) (up to 30%). Evergreen is a corporation incorporated under the laws of British Columbia, with facility and operations in Victoria, British Columbia and a license to cultivate medical cannabis. In the first quarter of 2017, the Company completed its subscription for a second tranche of shares of Evergreen for $100,000 and exercised its option to acquire an additional 5% of the equity for $500,000, for a total additional investment of $600,000. Evergreen has not recognized the exercise by the Company of its option and on April 21, 2017, the Company filed a claim in the Supreme Court of British Columbia against Evergreen and its directors, seeking, among other things, declarations that the Company holds equity of Evergreen and that the agreement between the parties in respect of its equity is a valid and binding contract.

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Canopy Growth Corp. Canopy Growth Corp. (“Canopy”) (0.7%). Canopy is a corporation incorporated under the laws of Canada and is the parent company of Licensed Producers and sellers of medical cannabis. Canopy’s common shares are listed on the TSX, under the trading symbol “WEED”. The Company acquired shares of Canopy as part of its disposition of its previous equity stake in ACMPR-applicant Vert/Green Medical Inc. (“Vert Medical”). During the first half of 2017, the Company sold 7,374 of its shares of Canopy for proceeds of $87,653. The remaining shares of Canopy are held in escrow and may be released upon certain conditions related to Vert Medical. Subsequent to December 31, 2017, the Company sold some of its shares of Canopy for proceeds of $687,000.

See Notes 9 and 10 of the Company’s audited consolidated financial statements as at and for the years ended December 31, 2017 and December 31, 2016 (the “Annual Financial Statements”) for additional information.

Regulatory Framework in Canada

Licenses and Regulatory Framework

Pursuant to the Peace Naturals ACMPR License, Peace Naturals may, subject to further requirements set out in the ACMPR:

(a)	possess, produce, sell, transport, deliver and destroy cannabis, including live plants, clippings, oil, resin and seeds;

(b)	possess, produce, sell, transport, deliver and destroy dried cannabis;

(c)	possess and destroy cannabinol, CBD, delta-9-THC and delta-8-THC.

Pursuant to the OGBC ACMPR License, OGBC may, subject to further requirements set out in the ACMPR:

(a)	possess, produce, sell, transport, deliver and destroy cannabis, including live plants and clippings;

(b)	possess, produce, sell, transport, deliver and destroy dried cannabis; and

(c)	produce, possess and destroy cannabis seeds.

In terms of selling and providing, and subject to further requirements set out in the ACMPR, Peace Naturals and OGBC may sell or provide:

(a)	cannabis and dried cannabis (and in the case of Peace Naturals, cannabis oil and cannabis resin) to:

(i)	another Licensed Producer;

(ii)	a licensed dealer (as defined in the ACMPR);

(iii)	the Federal Minister of Health; or

(iv)	a person to whom an exemption relating to the substance has been granted under section 56 of the CDSA; and

(b)	dried cannabis (and in the case of Peace Naturals, cannabis oil) to:

(i)	a client or an individual who is responsible for the client;

(ii)	a hospital employee, if the possession of the dried cannabis is for the purposes of and in connection with their employment; or

(iii)	a person to whom an exemption relating to the dried cannabis has been granted under section 56 of the CDSA.

Permitted activities related to cannabis oils, like other forms of cannabis, includes strict terms and conditions that a Licensed Producer must comply with, including:

•	the cannabis must be shipped in secure, child resistant packaging;

•	Licensed Producers must include the same health warning messages that apply to dried cannabis;

•	Licensed Producers must not sell or provide any cannabis oil with a concentration of THC exceeding 30 mg per ml of oil;

•	Licensed Producers must ensure that the label specifies the amount (in milligrams) of THC and CBD;

•

Licensed Producers must ensure that the quantity of the fresh cannabis buds or leaves or cannabis oil is also labeled, in terms of equivalency to one gram of dried cannabis. Information on the conversion method must be published on the producer’s website;

•	Licensed Producers must not make therapeutic claims in relation to the cannabis, unless they are otherwise approved under the Food and Drugs Act (Canada);

•	Licensed Producers must continue to comply with the record-keeping requirements for all transactions involving non-dried cannabis, including sales and destruction records; and

•	Licensed Producers must notify Health Canada of any adverse reactions related to fresh cannabis buds and leaves or cannabis oil of which they become aware.

Peace Naturals and OGBC may also: (i) ship dried cannabis to a health care practitioner (as defined in the ACMPR) in the case referred to in subparagraph 130(1)(f)(iii) of the ACMPR; (ii) import cannabis if done in accordance with an import permit issued under section 95 of the ACMPR; and (iii) possess cannabis for the purpose of export and export cannabis if done in accordance with an export permit issued under section 103 of the ACMPR or section 10 of the NCR.

Summary of the ACMPR

The ACMPR replaced the Marihuana for Medical Purposes Regulations (the “MMPR”) as the governing regulations in respect of the production, sale and distribution of medical cannabis and related oil extracts. The replacement regulations were implemented as a result of the ruling by the Federal Court of Canada in the case of Allard v Canada which found the MMPR unconstitutional in violation of the plaintiffs’ rights under Section 7 of the Canadian Charter of Rights and Freedoms due to the restrictions placed on a patient’s ability to reasonably access medical cannabis.

The ACMPR effectively combines the regulations and requirements of the MMPR, the Marihuana Medical Access Regulations and the section 56 exemptions relating to cannabis oil under the CDSA into one set of regulations. In addition, among other things, the ACMPR sets out the process patients are required to follow to obtain authorization from Health Canada to grow cannabis and to acquire seeds or plants from Licensed Producers to grow their own cannabis. Under the ACMPR, patients have three options for obtaining cannabis:

(a)	they can continue to access quality-controlled cannabis by registering with Licensed Producers;

(b)	they can register with Health Canada to produce a limited amount of cannabis for their own medical purposes; or

(c)	they can designate someone else to produce it for them.

With respect to (b) and (c), starting materials, such as plants or seeds, must be obtained from Licensed Producers. It is possible that (b) and (c) could significantly reduce the addressable market for the Company’s products and could materially and adversely affect the business, financial condition and results of operations of the Company. That said, management of the Company believes that many patients may be deterred from opting to proceed with options (b) or (c) since such steps require applying for and obtaining registration from Health Canada to grow cannabis, as well as the up-front costs of obtaining equipment and materials to produce such cannabis. See “– Competitive Conditions”.

Reporting Requirements under the ACMPR

As described under the ACMPR (see Part 1, Division 5 of the ACMPR), Licensed Producers are required to keep records of, among other things, their activities with cannabis, including all transactions (sale, exportation, and importation), all fresh or dried marijuana or cannabis oils returned from clients, and an inventory of cannabis (e.g. seeds, fresh harvested marijuana, dried marijuana, packaged marijuana, packaged marijuana seeds, cannabis oil, marijuana plants destined to be sold or provided). All records have to be kept for a period of at least two years, in a format that will be easily auditable, and must be made available to Health Canada upon request. All communications regarding reports for healthcare licensing authorities, including both those sent and received, are also subject to this two-year requirement.

A Licensed Producer must provide Health Canada with a case report for each serious adverse reaction to fresh or dried marijuana or cannabis oil within 15 days of the Licensed Producer becoming aware of the reaction. A Licensed Producer must annually prepare and maintain a summary report that contains a concise and critical analysis of all adverse reactions that have occurred during the previous 12 months (the serious adverse reaction reports and the summary reports must be retained by the Licensed Producer for a period of 25 years after the day on which they were made).

Health Canada released an Information Bulletin titled, “Licensed Producers’ Reporting Requirements” to provide an overview of the information Licensed Producers must provide to Health Canada on a monthly basis. Licensed Producers must provide, among other requirements, the following information to the Office of Controlled Substances for the previous month on or before the 15th day of each month:

(a)

With respect to fresh and dried marijuana, cannabis oil, cannabis seeds and marijuana plants, Licensed Producers must report the amounts produced, as well as the amounts received from another Licensed Producer as follows:

•	total amount produced in the reporting period;

•	amount released for sale in the reporting period;

•	amount of fresh and dried marijuana produced in the reporting period and intended for extraction activities; and

•	amount received from other Licensed Producers during the reporting period;

(b)

With respect to fresh and dried marijuana, cannabis oil, cannabis seeds and marijuana plants, Licensed Producers must report the total amount sold or transferred to the following during the reporting period:

•	registered clients;

•	other Licensed Producers; and

•	licensed dealers;

(c)	Number of clients registered (including breakdowns of different types of clients);

(d)	Number of clients registered by province or territory of residence (including breakdowns of different types of clients);

(e)	Number of refused registrations and refusals to fill order;

(f)	With respect to fresh and dried marijuana and cannabis oil, Licensed Producers must report as of the final day of the reporting period the amounts held in inventory as follows:

•	total amount held in inventory;

•	amount intended for sale but not yet approved held in inventory;

•	amount approved for sale held in inventory;

•	amount of samples in inventory; and

•	amount of fresh and dried marijuana intended for extraction activities held in inventory;

(g)	With respect to cannabis seeds and marijuana plants, Licensed Producers must report:

•	the total number of plants held in inventory;

•	the number of plants destined to be sold as starting material held in inventory;

•	the total weight of seeds held in inventory; and

•	the number and weight of seeds destined to be sold as starting material held in inventory;

(h)	Licensed Producers must also include in their report the total amounts ready to be destroyed, but still held in inventory on the final day of the reporting period;

(i)	Total amount of cannabis imported during the reporting period;

(j)	Total amount of cannabis exported during the reporting period;

(k)	Total amount of cannabis lost or stolen during the reporting period;

(l)	With respect to fresh and dried marijuana, cannabis oil, cannabis seeds and marijuana plants, Licensed Producers must report the total amount:

•	that was destroyed during the reporting period; and

•	of waste (e.g., plants, leaves, twigs) destroyed during the reporting period;

(m)	With respect to fresh and dried marijuana, cannabis oil, cannabis seeds and marijuana plants, Licensed Producers must report the total amount returned from clients during the reporting period;

(n)	Licensed Producers must report the total number of shipments sent to the following during the reporting period:

•	registered clients;

•	registered clients for interim supply;

•	other Licensed Producers; and

•	licensed dealers;

(o)	Licensed Producers must report the total number of shipments sent to the following in each province and territory:

•	registered clients;

•	registered clients for interim supply;

•	other Licensed Producers; and

•	licensed dealers;

(p)	Average daily amount of marijuana for medical purposes authorized;

(q)	Median daily amount of marijuana for medical purposes authorized;

(r)	Average shipment size sent to registered clients during the reporting period;

(s)	Median shipment size sent to registered clients during the reporting period;

(t)	List of ten highest unique daily authorized amounts and the frequency with which they occur;

(u)	List of daily authorized amounts in specified increments:

•	0 to 1 grams;

•	1.1 to 2 grams;

•	2.1 to 3 grams;

•	3.1 to 4 grams;

•	4.1 to 5 grams;

•	5 to 10 grams;

•	10 to 15 grams; and

•	> 15 grams;

(v)	Total number of shipments to registered clients per each 10-gram interval between 0 and 150 grams;

(w)	List of all health care practitioners who have completed medical documents for cannabis for medical purposes for registered clients and their location;

(x)	List of all nurse practitioners who have completed medical documents for cannabis for medical purposes for registered clients and their location;

(y)	Cannabis with which they are conducting R&D activities; and

(z)	Activities with respect to cannabis products, other than marijuana or cannabis oil (e.g. cannabis resin).

Export Permits

Export permits issued by Health Canada are specific to each shipment. To apply for a permit to export cannabis, a Licensed Producer must submit significant information to the Canadian Minister of Health (the “Minister of Health”), including information about the substance to be exported (including description, intended use, quantity) and the importer. As part of the application, applicants are also required to provide a copy of the import permit issued by a competent authority in the jurisdiction of final destination and to make a declaration to the Minister of Health that the shipment does not contravene the laws of the jurisdiction of the final destination or any country of transit or transshipment. Export permits are time limited and the Minister of Health may include conditions that the export permit holder must meet in order to comply with an international obligation, or reduce any potential public health, safety or security risk, including the risk of the exported substance being diverted to an illicit market or use. Moreover, the jurisdiction of import may impose additional obligations on a Canadian exporter. Export permit holders must also comply with post-export reporting requirements.

Recent Regulatory Developments

Federal Developments

On December 13, 2016, the Task Force on Cannabis Legalization and Regulation (the “Task Force”), which was established by the Canadian Federal Government to seek input on the design of a new system to legalize, strictly regulate and restrict access to cannabis, published its report outlining its recommendations. On April 13, 2017, the Canadian Federal Government released Bill C-45, which proposes the enactment of the Cannabis Act (Canada) (the “Cannabis Act”) to regulate the production, distribution and sale of cannabis for medical and unqualified adult use. On November 27, 2017, the House of Commons passed Bill C-45, and on December 20, 2017, the Prime Minister communicated that the Canadian Federal Government intends to legalize cannabis in the summer of 2018, despite previous reports of a July 1, 2018 deadline. Bill C-45 is currently before the Senate of Canada. On March 22, Bill C-45 passed second reading in the Senate. However, as of the date hereof, it is being studied by various committees of the Senate, and Bill C-45 must also pass a third reading in order for it to become law.

On February 6, 2018, Public Safety Minister, Ralph Goodale, announced that, while Bill C-45 was still on schedule to receive royal assent in July 2018, implementation of various aspects of the regime, including preparing markets for retail sales, could take another eight to twelve weeks from such date. The impact of such regulatory changes on Cronos’ business is unknown, and the proposed regulatory changes may not be implemented at all. See “Risk Factors – Risks Related to the Industry and the Company’s Business – There can be no assurance that the legalization of recreational cannabis by the Government of Canada will occur and the legislative framework pertaining to the Canadian recreational cannabis market is uncertain.”

On October 3, 2017, the Parliamentary Standing Committee on Health (the “HESA”) proposed amendments to the Cannabis Act to provide, among other things, that edibles containing cannabis and cannabis concentrates would be added to the classes of cannabis an authorized person may sell. In addition, HESA’s proposed amendments provide that a framework for the sale of edibles and cannabis concentrates would be implemented within a year of the Cannabis Act coming into force. HESA’s proposed amendments were incorporated into Bill C-45.

On November 21, 2017, Health Canada released a consultation paper entitled “Proposed Approach to the Regulation of Cannabis” (the “Proposed Regulations”). Interested stakeholders were invited to share their views on the Proposed Regulations until January 20, 2018. On March 19, 2018, Health Canada published a summary of the comments received on the Proposed Regulations as well as some proposed additions to the regulatory proposal (the “Summary of Comments”), although all of the details are still subject to change until final regulations are published.

The Proposed Regulations were divided into the following seven major categories:

1.	Licenses, Permits and Authorizations;

2.	Security Clearances;

3.	Cannabis Tracking System;

4.	Cannabis Products;

5.	Packaging and Labelling;

6.	Cannabis for Medical Purposes; and

7.	Health Products and Cosmetics Containing Cannabis.

Licenses, Permits and Authorizations

The Proposed Regulations would establish different types of authorizations based on the activity being undertaken and, in some cases, the scale of the activity. Rules and requirements for different categories of authorized activities are intended to be proportional to the public health and safety risks posed by each category of activity. The types of proposed authorizations include: (i) cultivation; (ii) processing; (iii) sale to the public for medical purposes and non-medical purposes in provinces and territories that have not enacted a retail framework; (iv) analytical testing; (v) import/export; and (vi) research.

Cultivation licenses would allow for both large-scale and small-scale (i.e. micro) growing of cannabis, subject to a stipulated threshold. Industrial hemp and nursery licenses would also be issued as a subset of cultivation licenses. Health Canada is considering a number of options for establishing and defining a “micro-cultivator” threshold, such as plant count, size of growing area, total production, or gross revenue. Part of the stated purpose of the Proposed Regulations was to solicit feedback from interested stakeholders regarding the most appropriate basis for determining what such threshold should be. The Summary of Comments states that consideration is being given to restricting the number of micro-cultivation and microprocessing licenses at a single site to avoid allowing anyone to combine multiple micro-scale licenses to avoid meeting the requirements associated with standard licenses. In addition, the Summary of Comments states that it will be proposed that final regulations define micro-scale licenses as follows:

•	Micro-cultivation license would authorize the cultivation of a plant canopy area of no more than 200 square metres.

•	Micro-processing license would authorize the processing of no more than 600 kilograms of dried cannabis (or equivalent) per year, or the entire output of a single micro-cultivation license.

The Proposed Regulations provide that all licenses issued under the Cannabis Act would be valid for a period of no more than five years and that no licensed activity could be conducted in a dwelling-house. The Proposed Regulations would also permit both outdoor and indoor cultivation of cannabis. The implications of the proposal to allow outdoor cultivation are not yet known, but such a development could be significant as it may reduce start-up capital required for new entrants in the cannabis industry. It may also ultimately lower prices as capital expenditure requirements related to growing outside are typically much lower than those associated with indoor growing. The Summary of Comments suggests that although people are generally supportive of outdoor cultivation, final regulations might address concerns related to risks of theft and diversion, impact on adjacent crops, good production practices and management of odour during flowering.

Security Clearances

It is proposed that select personnel (including individuals occupying a “key position,” directors, officers, large shareholders and individuals identified by the Minister of Health) associated with certain licenses issued under the Cannabis Act would be obliged to hold a valid security clearance issued by the Minister of Health. The Proposed Regulations would enable the Minister of Health to refuse to grant security clearances to individuals with associations to organized crime or with past convictions for, or an association with, drug trafficking, corruption or violent offences. This is the approach in place today under the ACMPR and other related regulations governing the licensed production of cannabis for medical purposes.

According to the Summary of Comments, a number of commenters felt that the proposed requirement for large shareholders to hold security clearances would be difficult to enforce, and that it would be relatively simple to structure investments and assets to avoid the requirement. As a result, Health Canada is considering alternative options to reduce the risk of criminal organizations establishing a financial relationship with legal cannabis producers. According to the Summary of Comments, such measures could include requiring license applicants to submit financial information (including information about investors) as part of the license application process. This information could then be used in determining whether to refuse to issue or renew a license, should public safety concerns be raised. As well, the regulations could require regular, ongoing reporting of financial information by licensees to help identify suspicious financial relationships or arrangements that may warrant additional regulatory action (including, for example, a license suspension).

Health Canada acknowledges in the Proposed Regulations that there are individuals who may have histories of non-violent, lower-risk criminal activity (for example, simple possession of cannabis, or small-scale cultivation of cannabis plants) who may seek to obtain a security clearance so they can participate in the legal cannabis industry. Under the new set of rules, the Minister of Health would be authorized to grant security clearances to any individual on a case-by-case basis.

Cannabis Tracking System

As currently proposed under the Cannabis Act, the Minister of Health would be authorized to establish and maintain a national cannabis tracking system. The purpose of this system would be to track cannabis throughout the supply chain to help prevent diversion of cannabis into, and out of, the legal market. The Proposed Regulations would provide the Minister of Health with the authority to make a ministerial order that would require certain persons named in such order to report specific information about their authorized activities with cannabis, in the form and manner specified by the Minister of Health.

Cannabis Products

The Proposed Regulations would permit the sale to the public of dried cannabis, cannabis oil, fresh cannabis, cannabis plants and cannabis seeds. It is proposed that the sale of edible cannabis products and concentrates (such as hashish, wax and vaping products) would only be permitted within one year following the coming into force of the Cannabis Act. According to the Summary of Comments, many commenters urged the government to allow the sale of edibles and concentrates immediately. However, based on the Summary of Comments, the government has not changed its position and states that necessary regulations addressing edibles containing cannabis and cannabis concentrates will be put in place within one year following the coming into force of the proposed Cannabis Act. The Summary of Comments also states that Health Canada plans to consult broadly on these regulations with the provinces and territories, industry, the public health community and other interested stakeholders.

The Proposed Regulations acknowledge that a range of product forms should be enabled to help the legal industry displace the illegal market. Additional product forms that are mentioned under the Proposed Regulations include “pre-rolled” cannabis and vaporization cartridges manufactured with dried cannabis. Specific details related to these new products are to be set out in a subsequent regulatory proposal.

Packaging and Labelling

The Proposed Regulations would set out requirements pertaining to the packaging and labelling of cannabis products. Such requirements would promote informed consumer choice and allow for the safe handling and transportation of cannabis. Consistent with the requirements under the ACMPR, the Proposed Regulations would require all cannabis products to be packaged in a manner that is tamper-evident and child-resistant. The Summary of Comments makes it clear that these requirements will also apply to cannabis accessories, such as rolling paper and gel capsules, that contain cannabis.

While minor allowances for branding would be permitted, in the Proposed Regulations, Health Canada stated that it would propose strict limits on the use of colours, graphics, and other special characteristics of packaging, and products (both medical and recreational) would be required to be labelled with specific information about the product, contain mandatory health warnings similar to tobacco products, and be marked with a clearly recognizable standardized cannabis symbol.

The Summary of Comments has provided significant details on the label content and labelling requirements that the Canadian Federal Government intends to propose. These details include:

•	a standardized cannabis symbol that would need to appear on every label, including specific requirements with respect to its size, placement and appearance;

•

mandatory health warning messages that would need to appear on every label, including specific requirements with respect to their size, placement and appearance. The proposed warnings cover six topics related to harms related to smoke, pregnancy/breastfeeding, operating vehicles/machinery, addiction, psychosis/schizophrenia and youth use. A warning (comprised of a primary and secondary message) would need to appear on every label, and the different warnings would need to be rotated on package labels; and

•

requirements with respect to information on THC and CBD content, as well as other information that would be required on each label, including specific requirements with respect to the size, placement and appearance of this information.

The intended proposal is that, consistent with the Task Force’s recommendation to require plain packaging of cannabis products, the regulations would set strict requirements related to the use of branding, logos, and colours. Specifically:

•

only one other brand element (in addition to the brand name) could be displayed. This element could include, for example, a slogan or logo. If it is a text element, the font must be no larger than the font of the health warning message, and must be a single, uniform colour. If the brand element is a graphic, image or logo, it would be required to be no larger than the standardized cannabis symbol;

•	it would be prohibited to display any other image or graphic;

•	label and package backgrounds would need to be a single, uniform colour (inside and outside);

•	it would be prohibited to use any fluorescent or metallic colours;

•	colours must contrast with the colours of the standardized cannabis symbol and the background of the health warning messages;

•	labels and packaging could not have any coating (e.g. could not be glossy), embossing (raised or recessed relief images), texture, foil, cut-outs or peel-away labels;

•	any over-wrap must be clear; and

•	it would be prohibited to include any insert in a package.

In addition, the Summary of Comments states that the intention is to propose that the regulations would require that the immediate container be opaque or translucent. Products could have both an inner and outer package, but every package would need to be labelled in accordance with the proposed requirements. Finally, the regulations would require licensed processors to ship an informational document developed by Health Canada with every package delivered to a federally-, provincially-, or territorially-licensed distributor or retailer. The document would not be required to be included as an insert in the package, but would be provided to consumers with the sale or delivery of the package. The document would provide adult consumers with health and safety information, such as precautions and directions for use, and would be updated periodically to take into account new information and evidence.

To facilitate the orderly transition from the current packaging and labelling requirements under the ACMPR to the new regulatory requirements, the Summary of Comments states that the intention is to propose a transition period for cannabis products sold for medical purposes. Specifically, it is proposed that for six months following the coming into force of the proposed Cannabis Act, all cannabis products sold for medical purposes could be packaged and labelled in accordance with the current rules under the ACMPR.

Cannabis for Medical Purposes

The proposed medical access regulatory framework would remain substantively the same as currently exists under the ACMPR, with proposed adjustments to create consistency with rules for non-medical use, improve patient access, and reduce the risk of abuse within the medical access system.

Health Products and Cosmetics Containing Cannabis

Health Canada is proposing a scientific, evidence-based approach for the oversight of health products with cannabis that are approved with health claims, including prescription and non-prescription drugs, natural health products, veterinary drugs and veterinary health products, and medical devices. Under the Proposed Regulations, the use of cannabis-derived ingredients (other than certain hemp seed derivatives containing no more than 10 parts per million THC) in cosmetics, which is currently prohibited, is proposed to be permitted and subject to provisions of the Cannabis Act.

Provincial and Territorial Developments

While the Cannabis Act provides for the regulation of the commercial production of cannabis for recreational purposes and related matters by the Canadian Federal Government, the Cannabis Act proposes that the provinces and territories of Canada will have authority to regulate other aspects of recreational cannabis (similar to what is currently the case for liquor and tobacco products), such as sale and distribution, minimum age requirements, places where cannabis can be consumed, and a range of other matters.

The Governments of every Canadian province and territory have, to varying degrees, announced proposed regulatory regimes for the distribution and sale of cannabis for recreational purposes within those jurisdictions. Most of these

Canadian jurisdictions have announced a minimum age of 19 years old, except for Québec and Alberta, where the minimum age will be 18.

British Columbia

Although British Columbia has not yet tabled any cannabis bills, the Government of British Columbia announced in December 2017 that recreational cannabis will be sold in that province through both public and privately operated stores. The British Columbia Liquor Distribution Branch will be responsible for the public retail stores and will also be the province’s wholesale distributor of non-medical cannabis. Licensing and monitoring of private retail stores will be the responsibility of the Liquor Control and Licensing Branch. In February 2018, the Government of British Columbia released further details about proposed cannabis regulation in the province. Adults will be allowed to use cannabis in places where tobacco smoking and vaping are permitted, but will be banned from smoking and vaping in areas frequented by children including beaches, parks and playgrounds, and the use of cannabis in any form will be banned for all occupants in vehicles. British Columbia will allow personal cultivation of up to four cannabis plants per household, but the province will allow landlords to prohibit home cultivation.

Alberta

Alberta Bill 26, An Act to Control and Regulate Cannabis (“Bill 26”), and Bill 29, An Act to Reduce Cannabis and Alcohol Impaired Driving (“Bill 29”), received royal assent on December 15, 2017 and will come into force on proclamation. Sections 1-16 of Bill 29 have been proclaimed in force April 8, 2018. Bill 26 amends the Gaming and Liquor Act and will allow for the purchase of cannabis through privately run retail stores and government-operated online sales. On April 6, 2018, the Government of Alberta introduced Bill 6, Gaming and Liquor Statutes Amendment Act, 2018, which would amend Bill 26 to create a list of individuals in good standing to be employees of retail stores, to allow for the possibility of cannabis retail stores selling non-cannabis products, and to restrict how cannabis retailers name and brand their premises such that terms commonly associated with medicine, health or pharmaceuticals will be prohibited. The Alberta Gaming and Liquor Commission will be the sole wholesale distributor in the province. Consumption of cannabis will be allowed anywhere that tobacco consumption is permitted, but cannabis use will be banned in vehicles. Smoking and vaping cannabis will be prohibited on hospital, school or child care properties, and within prescribed distances of areas such as playgrounds, sports fields and outdoor pools. Albertans will be allowed to grow up to four plants per household, and there will be a possession limit of 30 grams of cannabis in a public place. The Regulations to the Gaming and Liquor Act were amended to include regulations related to cannabis on February 15, 2018 and will come into force upon the coming into force of Bill 26.

Saskatchewan

The Government of Saskatchewan has announced that both wholesaling and retailing of recreational cannabis will be conducted by private companies, and will be regulated by the Saskatchewan Liquor and Gaming Authority. The Saskatchewan Liquor and Gaming Authority will issue approximately 60 retail permits to private stores located in roughly 40 municipalities and First Nations across the province. Municipalities will have the option of opting out of having a cannabis store if they choose, and so far five municipalities have opted out. On March 14, 2018, Bill 121, Cannabis Control (Saskatchewan) Act (the “Saskatchewan Act”) had its first reading. The Saskatchewan Act sets a minimum age for cannabis consumption of 19. The Saskatchewan Act also restricts possession to 30 grams in public or four cannabis plants for personal use, and restricts consumption to private places except as exempted by regulation. The Government of Saskatchewan has said that they intend to adopt the federal rules around home growing, with a limit of four plants per household. Bill 112, The Miscellaneous Vehicle and Driving Statutes (Cannabis Legislation) Amendment Act, 2017 had its first reading on November 28, 2017 and amends the province’s impaired driving laws.

Manitoba

The Government of Manitoba has adopted a “hybrid model” for cannabis sales, whereby the retail sale of cannabis will be conducted by private retailers under the regulation and supervision of the Manitoba Liquor and Gaming Authority, and the supply of cannabis in the province will be secured and tracked by the Manitoba Liquor and Lotteries Corporation. Bill 11, The Safe and Responsible Retailing of Cannabis Act (Liquor and Gaming Control Act and Manitoba Liquor and Lotteries Corporation Act Amended) (“Bill 11”) had its second reading April 23, 2018. Following an application process between November and December 2017, the Government of Manitoba selected four groups to operate retail sales of cannabis in the province. Bill 11 will prohibit individuals from growing cannabis at their place of residence. The Government of Manitoba has also passed The Cannabis Harm Prevention Act (Various Acts Amended) to address health and safety concerns connected with legalized cannabis consumption, which include the prohibition against consuming cannabis in vehicles and against smoking cannabis in enclosed public places. Bill 11 also prohibits the consumption of cannabis in any manner in a cannabis retail store. On March 20, 2018, the Government of Manitoba also announced a proposal to prohibit smoking and vaping cannabis in outdoor public places, and the related The Non-Smokers Health Protection and Vapour Products Amendment Act (Prohibiting Cannabis Consumption in Outdoor Public Places) received second reading on April 23, 2018.

Ontario

On September 8, 2017, the Government of Ontario announced its proposed retail and distribution model of legalized recreational cannabis to be modelled on the current Liquor Control Board of Ontario (“LCBO”) framework. On December 12, 2017, the Government of Ontario passed the Ontario Cannabis Retail Corporation Act, 2017 (“OCRCA”) and the Cannabis Act, 2017 (Ontario), which will regulate the lawful use, sale and distribution of recreational cannabis. The OCRCA is already in force, but the Cannabis Act, 2017 (Ontario) is expected to come into force at the same time as federal legalization.

The new Ontario legislation will, among other matters:

•

create a subsidiary of the LCBO, known as the Ontario Cannabis Retail Corporation, to manage the distribution of recreational cannabis through stand-alone stores and an LCBO-controlled online order and distribution service, which together, will comprise the only channels through which consumers will be able to legally purchase recreational cannabis in Ontario;

•

ban the use of recreational cannabis in public places, workplaces and motor vehicles, as is the case with alcohol (restrictions relating to consumption of medical cannabis are covered under the Smoke-Free Ontario Act); and

•	create significant penalties for non-compliance.

Other details of Ontario’s approach have been set out in regulations to the Cannabis Act, 2017 (Ontario). The regulations filed as the date hereof include a number of provisions that will allow cannabis consumption in hotel rooms and limited types of workplaces, among other exceptions, and other provisions that will prohibit cannabis consumption in a variety of spaces including indoor common areas in a condominium, apartment building or university or college residence in the case of the consumption of cannabis by smoking or through the use of an electronic cigarette. The regulations also exempt certain industrial hemp products from the application of the Cannabis Act, 2017 (Ontario).

Québec

Québec Bill 157, An Act to constitute the Société québécoise du cannabis, to enact the Cannabis Regulation Act and to amend various highway safety-related provisions (“Bill 157”), was introduced in November 2017 and had its second reading on February 13, 2018. Bill 157 will amend the Act respecting the Société des alcools du Québec to create a government agency to regulate cannabis sales as a parallel organization to the existing government-controlled alcohol retailer commonly known in the province as the “SAQ”. Initial reports from the Government of Québec indicate that 15 government-run dispensaries will be opened initially, with up to 150 additional dispensaries to open within the following two years. Bill 157 will also enact the Cannabis Regulation Act which, among other things, will prohibit the cultivation of cannabis for personal purposes, and will limit cannabis consumption outside of private residences and other designated closed smoking rooms.

New Brunswick

The Government of New Brunswick has introduced three bills related to cannabis: the Cannabis Control Act, the Cannabis Management Corporation Act, and the Cannabis Education and Awareness Fund Act. All three bills received royal assent on March 16, 2018. The Cannabis Management Corporation Act will establish a Crown corporation to oversee and regulate the distribution and sale of cannabis in the province. Retail sales of recreational cannabis will be conducted through a subsidiary of the New Brunswick Liquor Corporation. The Cannabis Control Act will limit the consumption of cannabis to private dwellings, vacant land, or other places prescribed by regulation.

Nova Scotia

Following public consultation, on December 6, 2017, the Government of Nova Scotia announced its legislative framework for recreational cannabis in the province. Cannabis will be sold at government-owned retail locations through the Nova Scotia Liquor Corporation. The government has identified nine initial locations for retail stores. The province also plans to create an online retail sales platform that will include direct-to-home delivery. Under the legislative framework, cannabis consumption will be restricted to private residences and outdoor public spaces, with certain restrictions, and consumption will be prohibited in vehicles and other areas where tobacco smoking is already prohibited. The province will follow the federal legislation and allow possession of 30 grams of dried cannabis, and each household will be permitted to cultivate four cannabis plants. On April 3, 2018, the Government of Nova Scotia introduced Bill 108, the Cannabis Control Act (“Bill 108”), which is in line with the previously announced framework. Bill 108 received royal assent of April 18, 2018, although the majority of Bill 108 will come into force at a later date.

Newfoundland and Labrador

In November 2017, the Government of Newfoundland and Labrador announced that recreational cannabis will be sold through private stores, with the Crown-owned liquor corporation overseeing the distribution to private sellers who will sell it to consumers. Bill 23, An Act to Amend the Liquor Corporation Act, had its second reading on November 23, 2017 and will give the Newfoundland and Labrador Liquor Corporation the authority to license and regulate private retailers. The Government of Newfoundland and Labrador has stated that the Newfoundland and Labrador Liquor Corporation will control the possession, sale and delivery of cannabis, and set prices. It will also be the initial online retailer and will sell cannabis products in isolated communities. The Government of Newfoundland and Labrador has issued a request for proposals for private retailers. The Government of Newfoundland and Labrador has said that consumption of cannabis will be restricted to private residences, and it has not made any indication that it will deviate from the federal rules allowing for the growth of four cannabis plants per household.

Prince Edward Island

Following public consultation, on March 27, 2018 the Government of Prince Edward Island released a policy and legislative framework for cannabis in the province. Cannabis will be sold at dedicated government-owned retail locations through the PEI Cannabis Management Corporation. The government has identified four initial locations for retail stores based on population density, and based on the sales in those locations the government will plan future expansion. The province also plans to create an online retail sales platform that will include direct-to-home delivery. Under the legislative framework, cannabis consumption will be restricted to private residences, with certain communal spaces being designated for cannabis consumption, and consumption will be prohibited in vehicles and other areas where tobacco smoking is already prohibited. The province will follow the federal legislation and allow possession of 30 grams of dried cannabis, and each household will be permitted to cultivate four cannabis plants, but lessees will only be permitted to cultivate cannabis if the landlord permits, in writing, the lessee to cultivate in the home or apartment. On April 10, 2018, the Government of Prince Edward Island introduced Bill 29, An Act to Respond to the Legalization of Cannabis, which is in line with the previously announced framework.

Yukon

The Government of Yukon tabled Bill 15, the Cannabis Control and Regulation Act (“Bill 15”), on March 8, 2018. Bill 15 received Royal Assent on April 24, 2018, although it is not yet in force. The proposed act would allow the government to designate the Yukon Liquor Corporation to distribute and regulate the sale of cannabis in the territory. Retail sales of recreational cannabis will be conducted by a combination of private stores and stores owned by the Yukon Liquor Corporation. Bill 15 would prohibit the consumption of cannabis outside of a private dwelling-house.

The Northwest Territories

The Government of the Northwest Territories has tabled Bill 6, the Cannabis Legalization and Regulation Implementation Act. It is proposed that the Northwest Territories Liquor Commission will be responsible for the distribution and sale of cannabis and that cannabis will initially be sold in existing liquor stores. Smoking cannabis will be prohibited in public places, subject to exceptions in the regulations. Communities in the Northwest Territories will be able to hold a plebiscite to prohibit cannabis, similar to the options currently available to restrict alcohol.

Nunavut

Although it has not yet tabled any cannabis bills, the Government of Nunavut has proposed that the sale of cannabis products will be overseen by the Nunavut Liquor Commission, but that the Commission will be allowed to outsource certain operations (including retail sales) to private third party “agents”. The government is proposing to allow sales in physical stores and online. The government has also proposed that cannabis consumption should only be allowed in private homes and in some designated public spaces where tobacco smoking is allowed.

Licenses and Regulatory Framework in Australia

Legislation to permit the cultivation of cannabis for medical and related research purposes was passed by the Australian Parliament on February 29, 2016, with amendments related to licensed domestic cultivation coming into effect on October 30, 2016.

Access by patients to medical cannabis in Australia is highly regulated. The two principal governmental agencies which oversee the federal medical cannabis regime are the Therapeutic Goods Administration and the ODC, (although there is also a secondary level of permits issued by state level governments). Similar to the legislation in Canada, the legislation which governs the use of medical cannabis in Australia creates exemptions to existing narcotic control laws which permit patients to access cannabis through a prescribed process under the supervision of a treating physician, known as the “Special Access Scheme”.

In order to cultivate, produce and manufacture medical cannabis and medical cannabis-related products in Australia, a license granted by the Australian federal government is required. There are three categories of licenses relating to the cultivation and manufacture of cannabis-derived medications – medical cannabis (cultivation and production), cannabis research (cultivation and production) and manufacturing. Cultivation and production permits regulate matters such as the types of cannabis plants that can be cultivated and the quantities of cannabis and cannabis resin that can be produced. Manufacturing permits regulate the types and quantities of drugs that can be manufactured. The ODC grants such licenses to applications after an application and review process. The ODC also grants specific cannabis research licenses for research activities relating to cannabis.

In order to export cannabis from Canada to Australia for sale through licensed channels, an applicant is required to obtain permits in both Canada and Australia. In Australia, the ODC issues import licenses to an applicant which is capable of receiving and storing narcotics and issues import permits that authorize the import of specific shipments of cannabis or cannabis-derived medication into Australia. In Canada, Health Canada issues export licenses under the ACMPR. Assuming an applicant has obtained the necessary Australian import license, and is otherwise in compliance with applicable laws (including export laws of its local jurisdiction), it may import products into Australia for sale.

Cronos Australia Licenses

Cronos Australia was granted a medical cannabis cultivation license under Section 8F and a cannabis research license under Section 9J of the Narcotic Drugs Act 1976 by the ODC (the “Cronos Australia Licenses”). Cronos Australia is awaiting the grant of the cannabis manufacturing license for the manufacturing and processing of cannabis-related products (e.g., cannabis resin and cannabis oil) and an import license from the ODC. The manufacturing and import licenses have been applied for and are awaiting approval from the ODC. The ODC has not provided a timeline for its review and approval process. Cronos Australia will not be able to commence sales or distributions of medical cannabis in Australia until it has received the cannabis manufacturing license.

The medical cannabis cultivation license has an effective term from January 31, 2018 to January 30, 2019 and authorizes Cronos Australia to cultivate cannabis plants, to produce cannabis and cannabis resin and to package, transport, store, possess, test and control cannabis plants, cannabis and cannabis resin.

The medical cannabis research license has an effective term from January 31, 2018 to January 30, 2019 and authorizes Cronos Australia to undertake, for the purposes of research, cultivation of cannabis plants, production of cannabis or cannabis resin and the packaging, transport, storage, possession and control of cannabis plants, cannabis and cannabis resin.

Under the Narcotic Drugs Act 1967 and the Narcotic Drugs Regulation 2016, a medical cannabis cultivation and cannabis research license holder is required to comply with several conditions and requirements under the act and the regulations, including:

•

Security: license holders are required to demonstrate experience and capabilities to ensure employee and community safety during the production of medical cannabis. This includes the physical security of the premises and facilities. License holders must provide a detailed security plan highlighting a sophisticated infrastructure to ensure compliance with state and federal security requirements. The license holder must also provide detailed evidence of established relationships and engagement with any third-party providers, including but not limited to security monitoring stations, waste management services, and transportation/distribution services.

•

Personnel: license holders are required to detail their process for identifying and maintaining suitable staff for the period of their license, to mitigate potential risks and to ensure compliance at all times under the Narcotic Drugs Act 1976. This includes establishing a proven staffing policy with specific requirements for new employees and continuous checks of existing employees.

•

Record-keeping: license holders are required to provide detailed processes and solutions for maintaining pertinent records for the reconciliation and oversight of all activities, produced batches, and cannabis sales. The license holder is required to demonstrate a thorough understanding of operational workflow with controlled substances, provide insight into the stages at which records are taken and the systems through which those records are taken and maintained.

•

Quality assurance: license holders are required to demonstrate their commitment to quality control and quality assurance for the products being produced by providing detailed plans and standard operating procedures for facility design, workflow, sanitation, and control check-points. The license holder is also required to show established agreements with testing facilities, as well as detailed descriptions of the types of product testing being performed.

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Corporate control: individuals who will have control over the organization, including but not limited to directors, officers and majority shareholders, must complete national criminal record checks. The individual must show evidence of the contractual obligation to one another and to the organization. These individuals are required to complete ongoing record checks at regular intervals, and any changes to the structure must be submitted and approved by the ODC. Those issued a license have demonstrated that key stakeholders meet the strict requirements set forth by the ODC.

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Commitment to on-going research (in relation to the cannabis research license): license holders are required to provide a full and complete research proposal before they can be issued a cannabis research license. The research proposal is reviewed in its entirety, and identifies the third-parties and committees who will be involved in the research, and analyses of the results, to be undertaken at the premises. The ODC and delegates review these research proposals for efficacy and ensure that the research aligns with the objectives of advancing the Australian medical cannabis industry.

Licenses and Regulatory Framework in Israel

In March 2017, the Israeli Health Ministry announced a new cannabis licensing regime, under which new market entrants were encouraged to apply for various licenses which were no longer vertically integrated. Previously, in June 2016, alongside the growing use and demand for medical cannabis, the Israeli government published Resolution No. 1587, which established a new regulatory framework for the “medicalization” of cannabis. The competent regulatory authority in Israel is the Medical Cannabis Unit of the Israeli Ministry of Health (the “Yakar”).

Since March 2017, the Yakar has issued a number of provisional cultivation licenses to applicants to develop production facilities. Final approvals for all stages of the cultivation, production, marketing and distribution of cannabis products are subject to compliance with all regulatory requirements. This process involves agricultural, security and production protocols and standards. Once applicants have completed construction of their production facilities and meet all required agricultural and security rules the Yakar will grant approval to commence and conduct actual cannabis operations.

In addition to servicing the domestic market, the Yakar has stated its intention to make Israeli cannabis products available for export. Regulations related to this particular issue are under consideration. Under the proposed regulations those who receive a permit to grow cannabis would be permitted to export cannabis products to countries that permit the use of medical cannabis.

In February 2018, Israeli Prime Minister Benjamin Netanyahu suspended the progress of reforms to allow the export of medical cannabis (the “Export Amendment”) pending reviews by the Ministry of Health and the Chairman of the National Economic Council (the “NEC”). The NEC Chairman was instructed to conduct an economic feasibility report, while the Ministry of Health was to prepare an independent review to assess the risk of diversion of cannabis exports to recreational markets.

On March 7, 2018, a bill to decriminalize the recreational use of cannabis (the “Recreational Bill”), imposing fines rather than criminal penalties for first- and second-time possession offenses, unanimously passed its first reading at the Israeli Parliament (the “Knesset”). The preliminary reading of the Recreational Bill in early February 2018 included the Export Amendment, which unanimously passed the preliminary reading along with the remainder of the Recreational Bill. However, the Export Amendment will need to be passed by the Knesset Labor, Welfare and Health

Committee before it can continue to its first reading. On April 11, 2018, an agreement was reached between the Finance Ministry, Health Ministry and Interior Ministry regarding securing medical cannabis during export. Interior Minister Gilad Erdan issued a statement after an agreement was reached to permit Israel Police to receive adequate resources to monitor exports and prevent medical cannabis from falling into the hands of criminal groups. Exports will only include medical-use cannabis products and not raw cannabis to ensure purely medical use. Until exports are permitted under applicable Israeli law, products from Cronos Israel will be distributed domestically in the local Israeli market.

The Company does not anticipate that these developments will affect the Company’s strategic objectives or anticipated timelines in relation to Cronos Israel.

Currently in Israel, medical cannabis is provided to patients on a “direct to patient” distribution model, whereby patients purchase medical cannabis directly from authorized medical cannabis suppliers.

Cronos Israel Licenses

In early 2017, the Yakar granted Gan Shmuel Israel Codes to establish four distinct cannabis commercial operations: (1) propagation and breeding, (2) commercial cannabis cultivation, (3) extraction, formulation and packaging and (4) patient care and distribution. These Israel Codes are preliminary licenses granted to successful applicants to construct facilities for cannabis operations. Applicants at this stage are not yet officially permitted to propagate, cultivate, process or distribute cannabis until the nursery, cultivation and manufacturing facilities are constructed and pass inspections by the Yakar, after which point, assuming the facilities pass inspections, the Yakar will issue the final cannabis licenses for each operation.

Gan Shmuel is in the process of obtaining approval from the Yakar to transfer the Israel Codes to Cronos Israel. After construction of the greenhouse (for nursery and cultivation operations) and the manufacturing facility (for extraction, production and packaging operations) is completed, the facilities will be inspected by the Yakar against various requirements and protocols set out in the directives promulgated under Resolution No. 1587 (including security standards, quality standards of cultivation, manufacturing and storage / delivery). Assuming the facilities pass the inspection, Cronos Israel expects to receive the final cannabis licenses for each of the operations from the Yakar.

Regulatory Framework in Germany for Imports

The current regulatory regime in Germany permits the import of cannabis plants and plant parts for medical purposes under state control subject to the requirements under the United Nations Single Convention on Narcotic Drugs of 1961 (“UN Single Convention”). Current German legislation does not set up quantitative restrictions on imports, but requires importers to be licensed under the Federal Narcotics Act (Betäubungsmittelgesetz, “BtMG”). Any person wishing to cultivate, produce or trade in narcotic drugs, or without engaging in their trade, to import, export, supply, sell, otherwise place on the market, or acquire narcotic drugs, requires a license issued by the Federal Institute for Drugs and Medical Devices (the “BfArM”). Permissions under such a license may be restricted in relation to:

(1)	the kind of narcotic drugs and of the trade in narcotic drugs;

(2)	the annual quantity and the stock of narcotic drugs;

(3)	the location of the sites; and

(4)	the production process and the starting, intermediate and finished products involved, even if they are not narcotic drugs.

In addition to a narcotics import license, an importer, in each case, is required to submit an application for import authorization to the BfArM. Applications for import permits must include the specifics of the contemplated shipment.

Import permits are issued on a shipment-specific basis and have a three-month validity period. The import permit, once granted, will specify, among other details, for each shipment:

(1)	the importer;

(2)	the exporter;

(3)	for every narcotic to be imported:

a.	the central pharmaceutical number (if available);

b.	the number of package units;

c.	the number of dosage units; and

d.	the name of the narcotic and concentration of active substances.

Medical cannabis imported under the UN Single Convention subject to a license under the BtMG is placed on the market for the final consumer by pharmacists as individual preparation upon individual prescription. Typical preparations are for inhalation upon evaporation or as teas. Medical doctors may issue prescriptions of dried cannabis flowers of up to 100,000 mg, or 1,000 mg of cannabis extracts – the latter on a THC content basis – per patient each month.

Cannabis extracts stemming from production for medical purposes under the UN Single Convention may be lawfully manufactured in or imported to Germany, subject to a license under the BtMG. Prescriptions by medical doctors are limited to 1,000 mg on a THC content basis per patient and month. Cannabis oils for patient use may be prepared in pharmacies from oils delivered as starting materials.

Exports to Germany by Peace Naturals

Peace Naturals exports dried cannabis flower to Germany under Subdivision G of the ACMPR and pursuant to export permits issued by Health Canada for each shipment. Health Canada requires Licensed Producers to submit copies of valid import permits issued by a competent authority in the country of destination in each application for an export permit. Import permits for shipments are applied for and obtained by Pohl-Boskamp from the BfArM and once such import permits are received, Peace Naturals applies for and obtains export permits from Health Canada prior to export to Germany.

RISK FACTORS

An investment in the Company involves a number of risks. In addition to the other information contained in this AIF, investors should give careful consideration to the following risk factors. Any of the matters highlighted in these risk factors could adversely affect our business and financial condition, causing an investor to lose all, or part of, its, his or her investment. The risks and uncertainties described below are those we currently believe to be material, but they are not the only ones we face. If any of the following risks, or any other risks and uncertainties that we have not yet identified or that we currently consider not to be material, actually occur or become material risks, our business, prospects, financial condition, results of operations and cash flows and consequently the price of our securities could be materially and adversely affected. In addition, a discussion of the risks affecting the Company and our business appears under the heading “Risks and Uncertainties” in management’s discussion and analysis for the fiscal year ended December 31, 2017.

Risks Related to the Industry and the Company’s Business

We are reliant on our licenses for our ability to grow, store and sell medical cannabis and other products derived therefrom and such licenses are subject to ongoing compliance, reporting and renewal requirements.

Our ability to grow, store and sell medical cannabis in Canada is dependent on our licenses from Health Canada, and in particular the Peace Naturals Licenses and the OGBC ACMPR License. Failure to comply with the requirements of the licenses or failure to maintain the licenses would have a material adverse impact on our business, financial condition and results of operations. The Peace Naturals ACMPR License was renewed November 1, 2016 and expires November 1, 2019. The OGBC ACMPR License was renewed on February 28, 2017 and expires February 28, 2020. The Peace Naturals Dealer’s License was issued on January 22, 2018 and expires December 31, 2018. Although Peace Naturals and OGBC believe they will meet the requirements of the ACMPR and NCR for extension of their respective licenses, there can be no guarantee that Health Canada will extend or renew the licenses or, if they are extended or renewed, that they will be extended or renewed on the same or similar terms or that Health Canada will not revoke the licenses. Should we fail to comply with requirements of the licenses or should Health Canada not extend or renew the licenses, or should we renew the licenses on different terms or not allow for anticipated capacity increases, or should we revoke the licenses, our business, financial condition and results of the operations will be materially adversely affected.

Our ability to cultivate medical cannabis and conduct research related to cannabis in Australia is dependent on our licenses from the ODC, and in particular the Cronos Australia Licenses. Failure to comply with the requirements of the licenses or failure to maintain the licenses would have a material adverse impact on our business, financial condition and results of operations. The Cronos Australia Licenses were granted January 31, 2018 and expire January 30, 2019. Although Cronos Australia believes it will meet the requirements for extension of their licenses, there can be no guarantee that the ODC will extend or renew the licenses or, if they are extended or renewed, that they will be extended or renewed on the same or similar terms or that the ODC will not revoke the licenses. Should we fail to comply with requirements of the licenses or should the ODC not extend or renew the licenses, or should we renew the licenses on different terms or not allow for anticipated capacity increases, or should we revoke the licenses, our business, financial condition and results of the operations will be materially adversely affected. In addition, our ability to manufacture, import and sell cannabis in Australia is dependent on being granted additional licenses from the ODC authorizing such activities; however, there is no assurance that we will be able to obtain such licenses on commercially reasonable terms, if at all.

Our ability to construct our cannabis facilities in Israel is dependent on Gan Schmuel’s licenses from the Yakar, in particular the Israel Codes. Failure of Gan Schmuel to comply with the requirements of the licenses or failure to maintain the licenses would have a material adverse impact on our business, financial condition and results of operations. There can be no assurance that the Yakar will approve the transfer of the Israel Codes to Cronos Israel on commercially reasonable terms, if at all. In addition, our ability to propagate, cultivate, process and distribute cannabis in Israel is dependent on being granted additional licenses from the Yakar authorizing such activities once Cronos Israel’s facilities pass inspections; however, there is no assurance that we will be able to obtain such licenses on commercially reasonable terms, if at all.

Additional government licenses are currently, and in the future, may be, required in connection with our operations, in addition to other unknown permits and approvals which may be required, including with respect to our Canadian and foreign operations. To the extent such permits and approvals are required and not obtained, we may be prevented from operating and/or expanding our business, which could have a material adverse effect on our business, financial condition and results of operations.

We operate in a highly regulated sector and may not always succeed in complying fully with applicable regulatory requirements in all jurisdictions where we carry on business.

Our business and activities are heavily regulated in all jurisdictions where we carry on business. Our operations are subject to various laws, regulations and guidelines by governmental authorities (including, in Canada, Health Canada) relating to the manufacture, marketing, management, transportation, storage, sale, pricing and disposal of medical marijuana and cannabis oil, and also including laws and regulations relating to health and safety, insurance coverage, the conduct of operations and the protection of the environment. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over our activities, including the power to limit or restrict business activities as well as impose additional disclosure requirements on our products and services.

Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all necessary regulatory approvals for the production, storage, transportation, sale, import and export, as applicable, of our products. The commercial medical cannabis industry is still a new industry and, in Canada, in particular the ACMPR, is a new regime that has no close precedent in Canadian law. The effect of relevant governmental authorities’ administration, application and enforcement of their respective regulatory regimes and delays in obtaining, or failure to obtain, applicable regulatory approvals which may be required may significantly delay or impact the development of markets, products and sales initiatives and could have a material adverse effect on our business, financial condition and results of operations.

While we endeavor to comply with all relevant laws, regulations and guidelines and, to our knowledge, we are in compliance or are in the process of being assessed for compliance with all such laws, regulations and guidelines, any failure to comply with the regulatory requirements applicable to our operations may lead to possible sanctions including the revocation or imposition of additional conditions on licenses to operate our business; the suspension or expulsion from a particular market or jurisdiction or of our key personnel; the imposition of additional or more stringent inspection, testing and reporting requirements; and the imposition of fines and censures. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations, increase compliance costs or give rise to material liabilities or a revocation of our licenses and other permits, which could have a material adverse effect on our business, results of operations and financial condition. Furthermore, governmental authorities may change their administration, application or enforcement procedures at any time, which may adversely impact our ongoing costs relating to regulatory compliance.

Licensed Producers, including us, are constrained by law in our ability to market our products.

The development of our business and results of operations may be hindered by applicable regulatory restrictions on the sales and marketing activities. For example, the regulatory environment in Canada limits our ability to compete for market share in a manner similar to other industries. If we are unable to effectively market our products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for our products, our sales and results of operations could be adversely affected. See “Description of the Business - Regulatory Framework in Canada – Recent Regulatory Developments – Federal Developments – Packaging and Labelling”.

The laws, regulations and guidelines generally applicable to the cannabis industry are changing and may change in ways currently unforeseen by us.

Our operations are subject to the ACMPR and various other laws, regulations and guidelines relating to the marketing, acquisition, manufacture, packaging/labelling, management, transportation, storage, sale and disposal of medical cannabis but also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. To our knowledge, other than routine corrections that may be required by Health

Canada from time to time, we are currently in material compliance with all existing applicable laws, regulations and guidelines. If any changes to such laws, regulations and guidelines occur (and in Canada the laws and regulations are currently changing at a rapid pace), which are matters beyond our control, we may incur significant costs in complying with such changes or we may be unable to comply therewith, which in turn may result in a material adverse effect on our business, financial condition and results of operations.

Changes in the regulations governing medical cannabis outside of Canada may adversely impact our business.

Our growth strategy with respect to international operations continues to evolve as regulations governing the cannabis industry in the foreign jurisdictions in which we operate become more fully developed. Interpretation of these laws, rules and regulations and their application to our operations is ongoing. Although, to our knowledge, we are currently in material compliance with all applicable laws, regulations and guidelines in such international jurisdictions, no assurance can be given that new laws, regulations and guidelines will not be enacted or that existing laws, regulations and guidelines will not be interpreted or applied in a manner which could limit or curtail our operations in such countries. Amendments to current laws, regulations and guidelines, more stringent implementation or enforcement thereof or other unanticipated events, including changes in political regimes and attitudes toward cannabis, are beyond our control and could require extensive changes to our international operations, which in turn may result in a material adverse effect on our business, financial condition and results of operations.

Furthermore, additional countries continue to pass laws that allow for the production and distribution of cannabis for medical purposes in some form or another. We have some international strategic alliances in place, which may be affected if more countries legalize cannabis. Increased international competition and limitations placed on us by Canadian regulations might lower the demand for our products on a global scale. We also face competition in each international jurisdiction that we have international strategic alliances with from foreign companies that have more experience, more in-depth knowledge of local markets or applicable laws, regulations and guidelines or longer operating histories in such jurisdictions.

There can be no assurance that the legalization of recreational cannabis by the Government of Canada will occur and the legislative framework pertaining to the Canadian recreational cannabis market is uncertain.

On June 30, 2016, the Canadian Federal Government established the Task Force to seek input on the design of a new system to legalize, strictly regulate and restrict access to cannabis. On December 13, 2016, the Task Force published its report outlining its recommendations. On April 13, 2017, the Canadian Federal Government released Bill C-45, which proposes the enactment of the Cannabis Act to regulate the production, distribution and sale of cannabis for medical and unqualified adult use. On November 27, 2017, the House of Commons passed Bill C-45, and on December 20, 2017, the Prime Minister communicated that the Canadian Federal Government intends to legalize cannabis in the summer of 2018, despite previous reports of a July 1, 2018 deadline. Bill C-45 is currently before the Senate of Canada. On March 22, Bill C-45 passed second reading in the Senate. However, as of the date hereof, it is being studied by various committees of the Senate, and Bill C-45 must also pass a third reading in order for it to become law.

On February 6, 2018, Public Safety Minister, Ralph Goodale, announced that, while Bill C-45 was still on schedule to receive royal assent in July 2018, implementation of various aspects of the regime, including preparing markets for retail sales, could take another eight to twelve weeks from such date. The impact of such regulatory changes on Cronos’ business is unknown, and the proposed regulatory changes may not be implemented at all. Several recommendations from the Task Force reflected in the Cannabis Act including, but not limited to, permitting home cultivation, potentially easing barriers to entry into the Canadian recreational cannabis market and restrictions on advertising and branding, could materially and adversely affect our business, financial condition and results of operations. Its advice will be considered by the Government of Canada as a new framework for recreational cannabis continues to be developed and it is possible that such developments could significantly adversely affect our business, financial condition and results of operations.

On October 3, 2017, HESA proposed amendments to the Cannabis Act to provide, among other things, that edibles containing cannabis and cannabis concentrates would be added to the classes of cannabis an authorized person may sell. In addition, HESA’s proposed amendments provide that a framework for the sale of edibles and cannabis concentrates would be implemented within a year of the Cannabis Act coming into force. HESA’s proposed amendments were incorporated into Bill C-45.

The proposed Cannabis Act is not yet in force, and the regulations to the Cannabis Act have not yet been published, although Proposed Regulations were published for public comment on November 21, 2017 and, on March 19, 2018, Health Canada published a summary of the comments received on the Proposed Regulations as well as some proposed additions to the regulatory proposal. See “Description of the Business – Regulatory Framework in Canada – Recent Regulatory Developments”. There can be no assurance that the legalization of recreational cannabis by the Government of Canada will occur on the terms in the proposed Cannabis Act or at all, and the legislative framework pertaining to the Canadian recreational cannabis market is uncertain.

The Governments of every Canadian province have, to varying degrees, announced proposed regulatory regimes for the distribution and sale of cannabis for recreational purposes within those jurisdictions. See “Description of the Business – Regulatory Framework in Canada – Recent Regulatory Developments – Provincial and Territorial Developments” for a description of the potential regimes in most provinces.

There is no guarantee that provincial legislation regulating the distribution and sale of cannabis for recreational purposes will be enacted according to all the terms announced by such provinces, or at all, or that any such legislation, if enacted, will create the growth opportunities that we currently anticipate. While the impact of any new legislative framework for the regulation of the Canadian recreational cannabis market is uncertain, any of the foregoing could result in a material adverse effect on our business, financial condition and results of operations.

On March 27, 2018, the Federal government introduced the Budget Implementation Bill, 2018, No. 1, (amendments to the Excise Act, 2001 cannabis taxation), which proposed to implement a new framework for the taxation of cannabis, the majority of which had been previously published for consultation on November 10, 2017, with some modifications. The proposed rules would effectively place cannabis producers within the existing rules that currently apply excise duties on tobacco, wine and spirits producers under the Excise Act, 2001 (Canada), with modifications as applicable. These rules include a new tax licensing regime for cannabis producers, stamping and marking rules, ongoing reporting requirements, and applicable excise duties payable by licensed cannabis producers on both recreational cannabis products, in addition to goods and services tax/harmonized sales tax. The cannabis excise duty framework is proposed to generally come into force on the date that legal cannabis for non-medical purposes becomes accessible for retail sale under the proposed Cannabis Act. The government has indicated that the implementation date may be postponed to the autumn of 2018. The rates of the excise duty for cannabis products delivered in each province and territory and relevant exemptions from the excise tax are still subject to some uncertainty, and will only become known with precision when the law and regulations come into force.

Future clinical research studies on the effects of medical cannabis may lead to conclusions that dispute or conflict with our understanding and belief regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis.

Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such as CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as CBD and THC). The statements made in this AIF concerning the potential medical benefits of cannabinoids are based on published articles and reports. As a result, the statements made in this AIF are subject to the experimental parameters, qualifications and limitations in the studies that have been completed.

Although we believe that the articles, reports and studies support our beliefs regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis as set out in this AIF, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding, and perceptions relating to, cannabis. Given these risks, uncertainties and assumptions, undue reliance should not be placed on such articles and reports.

Future research studies and clinical trials may draw opposing conclusions to those stated in this AIF or reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to medical cannabis, which could have a material adverse effect on the demand for our products with the potential to lead to a material adverse effect on our business, financial condition and results of operations.

Our expansion into jurisdictions outside of Canada is subject to risks.

There can be no assurance that any market for our products will develop in any jurisdiction outside of Canada. We may face new or unexpected risks or significantly increase our exposure to one or more existing risk factors, including economic instability, changes in laws and regulations and the effects of competition. These factors may limit our capability to successfully expand our operations into such jurisdictions and may have a material adverse effect on our business, financial condition and results of operations.

We may not receive the interests in Cronos Israel and may not realize the expected benefits of Cronos Israel.

We have entered into an agreement with Gan Shmuel whereby we will hold a 70% interest in each of the nursery and cultivation operations and a 90% interest in each of the manufacturing and distribution operations of Cronos Israel. Upon the Yakar approving the transfer of the Israel Codes to Cronos Israel, and subject to the terms and conditions of the agreement with Gan Shmuel, we will receive our interests in the Cronos Israel entities. There can be no assurance that the Yakar will approve the transfer of the Israel Codes to Cronos Israel, and whether or not the Yakar approves the transfer of the Israel Codes to Cronos Israel, there can be no assurance that we will receive our interest in Cronos Israel upon the terms and conditions originally agreed upon or at all. As a result, we may have limited control, if any, over Cronos Israel’s operations, and we may not generate revenue through Cronos Israel.

Investments and joint ventures outside of Canada are subject to the risks normally associated with any conduct of business in foreign countries including varying degrees of political, legal and economic risk.

Our investments and joint ventures outside of Canada are subject to the risks normally associated with any conduct of business in foreign and/or emerging countries including political; civil disturbance risks; changes in laws or policies of particular countries, including those relating to royalties, duties, imports, exports and currency; the cancellation or renegotiation of contracts; the imposition of royalties, net profits payments, tax increases or other claims by government entities, including retroactive claims; a disregard for due process and the rule of law by local courts; the risk of expropriation and nationalization; delays in obtaining or the inability to obtain necessary governmental permits or the reimbursement of refundable tax from fiscal authorities.

Threats or instability in a country caused by political events including elections, change in government, changes in personnel or legislative bodies, foreign relations or military control present serious political and social risk and instability causing interruptions to the flow of business negotiations and influencing relationships with government officials. Changes in policy or law may have a material adverse effect on our business, financial conditions and results of operations. The risks include increased “unpaid” state participation, higher energy costs, higher taxation levels and potential expropriation.

Other risks include the potential for fraud and corruption by suppliers or personnel or government officials which may implicate us, compliance with applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act and the Corruption of Foreign Public Officials Act (Canada) by virtue of our operating in jurisdictions that may be vulnerable to the possibility of bribery, collusion, kickbacks, theft, improper commissions, facilitation payments, conflicts of interest and related party transactions and our possible failure to identify, manage and mitigate instances of fraud, corruption, or violations of our code of conduct and applicable regulatory requirements.

There is also the risk of increased disclosure requirements; currency fluctuations; restrictions on the ability of local operating companies to hold Canadian dollars, U.S. dollars or other foreign currencies in offshore bank accounts; import and export regulations; increased regulatory requirements and restrictions; limitations on the repatriation of earnings or on our ability to assist in minimizing our expatriate workforce’s exposure to double taxation in both the home and host jurisdictions; and increased financing costs.

These risks may limit or disrupt our joint ventures, strategic alliances or investments, restrict the movement of funds, cause us to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect our financial position and/or results of operations. In addition, the enforcement by us of our legal rights in foreign countries, including rights to exploit our properties or utilize our permits and licenses and contractual rights may not be recognized by the court systems in such foreign countries or enforced in accordance with the rule of law.

We may invest in companies, or engage in joint ventures, in countries with developing economies. It is difficult to predict the future political, social and economic direction of the countries in which we operate, and the impact government decisions may have on our business. Any political or economic instability in the countries in which we operate could have a material and adverse effect on our business, financial condition and results of operations.

If we choose to engage in R&D activities outside of Canada, controlled substance legislation may restrict or limit our ability to research, manufacture and develop a commercial market for our products.

Approximately 250 substances, including cannabis, are listed in the Schedules annexed to the UN Single Convention, the Convention on Psychotropic Substances (Vienna, 1971) and the Convention against Illicit Traffic in Narcotic Drugs and Psychotropic Substances (introducing control on precursors) (Vienna, 1988). The purpose of these listings is to control and limit the use of these drugs according to a classification of their therapeutic value, risk of abuse and health dangers, and to minimize the diversion of precursor chemicals to illegal drug manufacturers. The 1961 UN Single Convention on Narcotic Drugs, as amended in 1972 classifies cannabis as Schedule I (“substances with addictive properties, presenting a serious risk of abuse”) and as Schedule IV (“the most dangerous substances, already listed in Schedule I, which are particularly harmful and of extremely limited medical or therapeutic value”) narcotic drug. The 1971 UN Convention on Psychotropic Substances classifies THC – the principal psychoactive cannabinoid of cannabis – as a Schedule I psychotropic substance (substances presenting a high risk of abuse, posing a particularly, serious threat to public health which are of very little or no therapeutic value). Many countries are parties to these conventions, which govern international trade and domestic control of these substances, including cannabis. They may interpret and implement their obligations in a way that creates a legal obstacle to us obtaining manufacturing and/or marketing approval for our products in those countries. These countries may not be willing or able to amend or otherwise modify their laws and regulations to permit our products to be manufactured and/or marketed, or achieving such amendments to the laws and regulations may take a prolonged period of time.

Our use of joint ventures may expose us to risks associated with jointly owned investments.

We currently operate parts of our business through joint ventures with other companies, and we may enter into additional joint ventures and strategic alliances in the future. Joint venture investments may involve risks not otherwise present for investments made solely by us, including: (i) we may not control the joint ventures; (ii) our joint venture partners may not agree to distributions that we believe are appropriate; (iii) where we do not have substantial decision-making authority, we may experience impasses or disputes with our joint venture partners on certain decisions, which could require us to expend additional resources to resolve such impasses or disputes, including litigation or arbitration; (iv) our joint venture partners may become insolvent or bankrupt, fail to fund their share of required capital contributions or fail to fulfil their obligations as a joint venture partner; (v) the arrangements governing our joint ventures may contain certain conditions or milestone events that may never be satisfied or achieved; (vi) our joint venture partners may have business or economic interests that are inconsistent with ours and may take actions contrary to our interests; (vii) we may suffer losses as a result of actions taken by our joint venture partners with respect to our joint venture investments; and (viii) it may be difficult for us to exit a joint venture if an impasse arises or if we desire to sell our interest for any reason. Any of the foregoing risks could have a material adverse effect on our business, financial condition and results of operations. In addition, we may, in certain circumstances, be liable for the actions of our joint venture partners.

There can be no assurance that our current and future strategic alliances or expansions of scope of existing relationships will have a beneficial impact on our business, financial condition and results of operations.

We currently have, and may in the future enter into, additional strategic alliances with third parties that we believe will complement or augment our existing business. Our ability to complete strategic alliances is dependent upon, and may be limited by, the availability of suitable candidates and capital. In addition, strategic alliances could present unforeseen integration obstacles or costs, may not enhance our business, and may involve risks that could adversely affect us, including significant amounts of management time that may be diverted from operations in order to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve, or that our existing strategic alliances will continue to achieve, the expected benefits to our business or that we will be able to consummate future strategic alliances on satisfactory terms, or at all. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We and certain of our subsidiaries have limited operating history and therefore we are subject to many of the risks common to early-stage enterprises.

We began carrying on business in 2013; Peace Naturals began operations in 2012 and generated its first revenues in 2013; OGBC began operations in 2014 and generated its first revenue in 2017 (inter-company bulk transfer). In addition, our strategic joint ventures are not yet operational and may not become operational for some time, if at all. We are therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that we will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of the early stage of operations. See “Description of the Business – Business of the Company – Joint Ventures and International Activities.”

Our consolidated financial statements contain a going concern qualification.

Our Annual Financial Statements contain a going concern qualification. We and certain of our subsidiaries have limited operating history and a history of negative cash flow from operating activities. Our ability to continue as a going concern is dependent upon our ability to raise additional capital, the ability of our subsidiaries to successfully renew their licenses to produce and sell medical cannabis, our ability to achieve sustainable revenues and profitable operations and, in the meantime, our ability to obtain the necessary financing to meet our obligations and repay our liabilities when they become due. No assurances can be given that we will be successful in achieving these goals. If we are unable to achieve these goals, our ability to carry out and implement our planned business objectives and strategies will be significantly delayed, limited or may not occur.

Our existing two production facilities in Canada are integral to our operations and any adverse changes or developments affecting either facility may impact our business, financial condition and results of operations.

Our activities and resources are focused on the Peace Naturals facility near Stayner, Ontario, which includes three fully operational cultivation buildings, and the OGBC facility in Armstrong, British Columbia, which includes one operational cultivation building. The Peace Naturals Licenses and the OGBC ACMPR License are specific to those facilities. Adverse changes or developments affecting either facility, including but not limited to a breach of security or a force majeure event, could have a material and adverse effect on our business, financial condition and prospects. Any breach of the security measures and other facility requirements, including any failure to comply with recommendations or requirements arising from inspections by Health Canada, could also have an impact on our ability to continue operating under our licenses or the prospect of renewing our licenses or could result in a revocation of our licenses.

We own both of our facilities and bear the responsibility for all of the costs of maintenance and upkeep. Our operations and financial performance may be adversely affected if either Peace Naturals or OGBC are unable to keep up with maintenance requirements.

We may not successfully execute our production capacity expansion strategy.

We may not be successful in executing our strategy to expand production capacity at our facilities and joint ventures. We may not complete the build-out of Building 4 or the Greenhouse in its currently proposed form, if at all, or in a timely fashion. We may also not be successful in expanding production at Cronos Israel’s facilities or completing construction of Cronos Australia’s initial production campus. In addition, commencement of construction of proposed the production facilities of Cronos Australia and Indigenous Roots will be subject to obtaining the relevant building permits and other customary approvals, and the commencement of operations of Indigenous Roots will be subject to obtaining the appropriate licenses from Health Canada. Construction delays or cost over-runs in respect of such build-outs, howsoever caused, could have a material adverse effect on our business, financial condition and results of operations.

In addition, no assurance can be given that Health Canada will approve any amendment to the Peace Naturals Licenses to increase production volumes or permit sales of cannabis-based medical products under such license. We may also not be successful in obtaining the necessary approvals required to export or import our products to or from the jurisdictions in which we operate. If we are unable to secure necessary production licenses in respect of our facilities and joint ventures, the expectations of management with respect to the increased future cultivation and growing capacity may not be borne out, which could have a material adverse effect on our business, financial condition and results of operations.

The cannabis industry and markets are relatively new in Canada and in other jurisdictions, and this industry and market may not continue to exist or grow as anticipated or we may ultimately be unable to succeed in this industry and market.

We are operating our business in a relatively new industry and market. In addition to being subject to general business risks, a business involving an agricultural product and a regulated consumer product, we need to continue to build brand awareness in this industry and market through significant investments in our strategy, our production capacity, quality assurance and compliance with regulations. These activities may not promote our brand and products as effectively as intended, or at all. Competitive conditions, consumer tastes, patient requirements and spending patterns in this new industry and market are relatively unknown and may have unique circumstances that differ from existing industries and markets.

Accordingly, there are no assurances that this industry and market will continue to exist or grow as currently estimated or anticipated, or function and evolve in a manner consistent with management’s expectations and assumptions. Any event or circumstance that affects the cannabis industry and market could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on our senior management.

Our success is dependent upon the ability, expertise, judgment, discretion and good faith of our senior management. While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of our senior management team. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. In addition, our lean management structure may be strained as we pursue growth opportunities in the future. The loss of the services of a member of senior management, or an inability to attract other suitably qualified persons when needed, could have a material adverse effect on our ability to execute on our business plan and strategy, and we may be unable to find adequate replacements on a timely basis, or at all. We do not maintain key-person insurance on the lives of any of our officers or employees.

We may be subject to product liability claims.

As a manufacturer and distributor of products designed to be ingested by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. We may be subject to various product liability claims, including, among others, that the products produced by Peace Naturals and OGBC caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against us could result in increased costs, could adversely affect our reputation with our clients and consumers generally, and could have a material adverse effect on our business, financial condition and results of operations.

There can be no assurances that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products.

Our products may be subject to recalls.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If one or more of our products are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. We may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin, or at all. In addition, a product recall may require significant management attention. Although we have detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one or more of our products were subject to recall, the image of that product and us could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for products produced by us and could have a material adverse effect on our business, financial condition and results of operations. Additionally, product recalls may lead to increased scrutiny of our operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses. Furthermore, any product recall affecting the cannabis industry more broadly could lead consumers to lose confidence in the safety and security of the products sold by Licensed Producers generally, which could have a material adverse effect on our business, financial condition and results of operations. See “General Development of the Business – Three Year History – Operations – Peace Naturals Voluntary Recall”.

We may be unable to attract or retain skilled labor and personnel with experience in the cannabis sector, and may be unable to attract, develop and retain additional employees required for our operations and future developments.

We may be unable to attract or retain employees with sufficient experience in the cannabis industry, and may prove unable to attract, develop and retain additional employees required for our development and future success.

Our success is currently largely dependent on the performance of our skilled employees. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them.

Further, certain employees are subject to a security clearance by Health Canada. Under the ACMPR, a security clearance cannot be valid for more than five years and must be renewed before the expiry of a current security clearance. There is no assurance that any of our existing personnel who presently or may in the future require a security clearance will be able to obtain or renew such clearances or that new personnel who require a security clearance will be able to obtain one. A failure by an employee to maintain or renew his or her security clearance would result in a material adverse effect on our business, financial condition and results of operations. In addition, if an employee with security clearance leaves and we are unable to find a suitable replacement that has a security clearance required by the ACMPR in a timely manner, or at all, there could occur a material adverse effect on our business, financial condition and results of operations.

We, or the cannabis industry more generally, may receive unfavorable publicity or become subject to negative consumer perception.

We believe the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention, market rumours or speculation and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for our business, financial condition and results of operations. Our dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on our business, financial condition and results of operations, the demand for products, and our business, results of operations, financial condition and cash flows. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or our products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately or as directed.

The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regards to our operations and our activities, whether true or not, and the cannabis industry in general, whether true or not. Social media permits user generated content to be distributed to a broad audience who has the ability to response or react, in near real time, with comments that are often not filtered or checked for accuracy.

Accordingly, the speed with which negative publicity (whether true or not) can be disseminated has increased dramatically with the expansion of social media. The dissemination of negative or inaccurate posts, comments or other user-generated content about us on social media (including those published by third-parties) could damage our brand, image and reputation or how the cannabis industry is perceived generally, which could have a detrimental impact on the market for our products and thus on our business, financial condition and results of operations.

In addition, certain well-funded and significant businesses may have strong economic opposition to the cannabis industry. Lobbying by such groups, and any resulting inroads they might make in halting or rolling back the cannabis movement, could affect how the cannabis industry is perceived by others and could have a detrimental impact on the market for our products and thus on our business, financial condition and results of operations.

Although we believe that we operate in a manner that is respectful to all stakeholders and that we take care in protecting our image and reputation, we do not ultimately have direct control over how we or the cannabis industry is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our business strategy and realize on our growth prospects, thereby having a material adverse impact on our business, financial condition and results of operations.

We may not be able to successfully develop new products or find a market for their sale.

The legal cannabis industry (including the medical cannabis industry) is in its early stages of development and it is likely that we, and our competitors, will seek to introduce new products in the future. In attempting to keep pace with any new market developments, we may need to spend significant amounts of capital in order to successfully develop and generate revenues from new products we introduce. As well, we may be required to obtain additional regulatory approvals from Health Canada and any other applicable regulatory authority, which may take significant amounts of time. We may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may have a material adverse effect on our business, financial condition and results of operations.

The technologies, process and formulations we use may face competition or become obsolete.

Rapidly changing markets, technology, emerging industry standards and frequent introduction of new products characterize our business. The introduction of new products embodying new technologies, including new manufacturing processes or formulations, and the emergence of new industry standards may render our products obsolete, less competitive or less marketable. The process of developing our products is complex and requires significant continuing costs, development efforts and third party commitments, including licensees, researchers, collaborators and lenders. Our failure to develop new technologies and products and the obsolescence of existing technologies or processes could adversely affect our business, financial condition and results of operations. We may be unable to anticipate changes in our potential customer requirements that could make our existing technology, processes or formulations obsolete. Our success will depend in part, on our ability to continue to enhance our existing technologies, develop new technology that addresses the increasing sophistication and varied news of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of our proprietary technology, processes and formulations entails significant technical and business risks. We may not be successful in using our new technologies or exploiting our niche markets effectively or adapting our business to evolving customer or medical requirements or preference or emerging industry standards.

Clinical trials of cannabis-based medical products and treatments are novel terrain with very limited or non-existing clinical trials history; we face a significant risk that any trials will not result in commercially viable products and treatments.

Clinical trials are expensive, time consuming and difficult to design and implement. Regulatory authorities, may suspend, delay or terminate any clinical trials we commence at any time, may require us, for various reasons, to conduct additional clinical trials, or may require a particular clinical trial to continue for a longer duration than originally planned. Clinical trials face many risks, including, among others:

•	lack of effectiveness of any formulation or delivery system during clinical trials;

•	discovery of serious or unexpected toxicities or side effects experienced by trial participants or other safety issues;

•	slower than expected subject recruitment and enrollment rates in clinical trials;

•	delays or inability in manufacturing or in obtaining sufficient quantities of materials for use in clinical trials due to regulatory and manufacturing constraints;

•	delays in obtaining regulatory authorization to commence a trial, including licenses required for obtaining and using cannabis for research, either before or after a trial is commenced;

•	unfavorable results from ongoing pre-clinical studies and clinical trials;

•	patients or investigators failing to comply with study protocols;

•	patients failing to return for post-treatment follow-up at the expected rate;

•	sites participating in an ongoing clinical study withdraw, requiring us to engage new sites; and

•

third-party clinical investigators decline to participate in our clinical studies, do not perform the clinical studies on the anticipated schedule, or act in ways inconsistent with the established investigator agreement, clinical study protocol or good clinical practices.

Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

We may fail to retain existing patients as clients or acquire new patients as clients.

Our success depends on our ability to attract and retain clients. There are many factors which could affect our ability to attract and retain clients, including but not limited to our ability to continually produce desirable and effective product, the successful implementation of our client-acquisition plan and the continued growth in the aggregate number of patients selecting medical cannabis as a treatment option. Moreover, even if we are successful at attracting a new client, there is no guarantee that such client will continue to purchase product from us. For example, while Peace Naturals has over 4,100 registered patients, the number of patients purchasing products from Peace Naturals may vary from time to time. Our failure to acquire and retain patients as clients would have a material adverse effect on our business, financial condition and results of operations.

We may not be able to achieve or maintain profitability and may continue to incur losses in the future.

We have incurred losses in recent periods. We may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, we expect to continue to increase operating expenses as we implement initiatives to continue to grow our business. If our revenues do not increase to offset these expected increases in costs and operating expenses, we will not be profitable. There is no assurance that future revenues will be sufficient to generate the funds required to continue operations without external funding.

We may not be able to secure adequate or reliable sources of funding required to operate our business.

There is no guarantee that we will be able to achieve our business objectives. Our continued development may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of our current business objectives or us going out of business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to us. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of common shares. In addition, from time to time, we may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed wholly or partially with debt, which may temporarily increase our debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions or other strategic joint venture opportunities.

We had negative operating cash flow for the fiscal years ending December 31, 2017, December 31, 2016, December 31, 2015, December 31, 2014 and December 31, 2013. If we continue to have negative cash flow into the future, additional financing proceeds may need to be allocated to funding this negative cash flow in addition to our operational expenses. We may require additional financing to fund our operations to the point where we are generating positive cash flows. Continued negative cash flow may restrict our ability to pursue our business objectives.

We must rely largely on our own market research to forecast sales and market demand which may not materialize.

We must rely largely on our own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the medical cannabis industry domestically in Canada and in other international jurisdictions or recreational cannabis industry domestically in Canada. A failure in the demand for our products to materialize as a result of competition, technological change or other factors could have a material adverse effect on our business, financial condition and results of operations.

We may experience breaches of security at our facilities or fraudulent or unpermitted data access or other cyber-security or privacy breaches may cause our customers to lose confidence in our security and data protection measures and we may face risks related to breaches of applicable privacy laws.

Given the nature of our product and our lack of legal availability outside of channels approved by the Government of Canada, as well as the concentration of inventory in our facilities, despite meeting or exceeding Health Canada’s security requirements, there remains a risk of shrinkage as well as theft. A security breach at one of our facilities could expose us to additional liability and to potentially costly litigation, increase expenses relating to the resolution and future prevention of these breaches and may deter potential patients from choosing our products.

In addition, we collect and store personal information about our patients and are responsible for protecting that information from privacy breaches. A privacy breach may occur through a variety of sources, including, without limitation procedural or process failure, information technology malfunction, deliberate unauthorized intrusions, computer viruses, cyber-attacks and other electronic security breaches. Theft of data for competitive purposes, such as patient lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on our business, financial condition and results of operations.

We are dependent upon information technology systems in the conduct of our operations and we collect, store and use certain sensitive data, intellectual property, our proprietary business information and certain personally identifiable information of our employees and customers on our networks. Any fraudulent, malicious or accidental breach of our data security could result in unintentional disclosure of, or unauthorized access to, third party, customer, vendor, employee other confidential or sensitive data or information, which could potentially result in additional costs to the Company to enhance security or to respond to occurrences, lost sales, violations of privacy or other laws, penalties, fines, regulatory action or litigation, in addition, media or other reports of perceived security vulnerabilities to our systems of those of our third party suppliers, even if no breach has been attempted or occurred, could adversely impact our brand and reputation and patients could lose confidence in our security measures and reliability, which would harm our ability to retain patients and gain new ones. If any of these were to occur, it could have a material adverse effect on our business and results of operations

In addition, there are a number of federal and provincial laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. The privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) (“PIPEDA”) protect medical records and other personal health information by limiting their use and disclosure of health information to the minimum level reasonably necessary to accomplish the intended purpose. If we were to be found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of patient health information, we could be subject to sanctions and civil or criminal penalties, which could increase our liabilities, harm our reputation and have a material adverse effect on our business, results of operations and financial condition. International jurisdictions in which we expand our operations also have similar privacy and security laws to which we are subject, depending on the nature of our operations in such jurisdictions.

If we are not able to comply with all safety, health and environmental regulations applicable to our operations and industry, we may be held liable for any breaches thereof.

Our operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. We will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to comply with environmental and employee health and safety laws and regulations may result in additional costs for corrective measures, penalties or in restrictions on our manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations or give rise to material liabilities, which could have a material adverse effect on our business, financial condition and results of operations.

We may become involved in regulatory or agency proceedings, investigations and audits.

Our business requires compliance with many laws and regulations. Failure to comply with these laws and regulations could subject us to regulatory or agency proceedings or investigations and could also lead to damage awards, fines and penalties. We may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm our reputation, require us to take, or refrain from taking, actions that could harm our operations or require us to pay substantial amounts of money, harming our financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources or have a material adverse impact on our business, financial condition and results of operations.

We are subject to litigation in the ordinary course of business.

We are subject to litigation from time to time in the ordinary course of business some of which may adversely affect our business. Should any litigation in which we become involved be determined against us, such a decision could adversely affect our ability to continue operating, the market price for the common shares and could require the use of significant resources. Even if we are involved in litigation and win, litigation can redirect significant resources. Litigation may also create a negative perception of our brand.

We may not be able to successfully manage our growth.

We are currently in an early development stage and may be subject to growth-related risks, including capacity constraints and pressure on our internal systems and controls, which may place significant strain on our operational and managerial resources. Our ability to manage growth effectively will require us to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. There can be no assurances that we will be able to manage growth successfully. Any inability to manage growth successfully could have a material adverse effect on our business, financial condition and results of operations.

We may compete for market share with other companies, both domestically and internationally, which may have longer operating histories and more financial resources, manufacturing and marketing experience than us.

We do, and expect to continue to face, intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources, manufacturing and marketing experience than us. In addition, there is potential that the medical cannabis industry will undergo consolidation, creating larger companies with financial resources, manufacturing and marketing capabilities, and product offerings that are greater than ours. As a result of this competition, we may be unable to maintain our operations or develop them as currently proposed on terms we consider acceptable, or at all. Increased competition by larger, better-financed competitors with geographic advantages could materially and adversely affect our business, financial condition and results of operations.

On a domestic front, the number of licenses granted and the number of Licensed Producers ultimately authorized by Health Canada could also have an impact on our operations. We expect to face additional competition from new market entrants that are granted licenses under the ACMPR or existing license holders which are not yet active in the industry. If a significant number of new licenses are granted by Health Canada in the near term, we may experience increased competition for market share and may experience downward price pressure on our products as new entrants increase production. We also face competition from illegal dispensaries and the black market that are unlicensed and unregulated, and that are selling cannabis and cannabis products, including products with higher concentrations of active ingredients, and using delivery methods, including edibles and extract vaporizers, that we are prohibited from offering to individuals as they are not currently permitted by the ACMPR. Any inability or unwillingness of law enforcement authorities to enforce existing laws prohibiting the unlicensed cultivation and sale of cannabis and cannabis-based products could result in the perpetuation of the black market for cannabis and/or have a material adverse effect on the perception of cannabis use. Any or all of these events could have a material adverse effect on our business, financial condition and results of operations.

If the number of users of cannabis for medical purposes in Canada increases, the demand for products will increase and we expect that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, we will require a continued high level of investment in R&D, sales and patient support. We may not have sufficient resources to maintain R&D, sales and patient support efforts on a competitive basis which could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, several recommendations of the Task Force including, but not limited to, permitting home cultivation and potentially easing barriers to entry into a Canadian recreational cannabis market, could materially and adversely affect our business, financial condition and results of operations. There is potential that we will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources, manufacturing and marketing experience than us. Increased competition by larger and better financed competitors could materially and adversely affect our business, financial condition and results of operations.

Third parties with whom we do business may perceive themselves as being exposed to reputational risk as a result of their relationship with us and may, as a result, refuse to do business with us.

The parties with which we do business may perceive that they are exposed to reputational risk as a result of our cannabis business activities. Failure to establish or maintain business relationships could have a material adverse effect on our business, financial condition and results of operations. Any third-party service provider could suspend or withdraw its services to us if it perceives that the potential risks exceed the potential benefits to such services. For example, we face challenges making U.S. dollar wire transfers. While we have other banking relationships and believe that the services can be procured from other institutions, we may in the future have difficulty maintaining existing, or securing new, bank accounts or clearing services.

Our cannabis cultivation operations are subject to risks inherent in an agricultural business.

Our business involves the growing of cannabis, an agricultural product. As such, the business is subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks that may create crop failures and supply interruptions for our customers. Although our current operational production facilities grow products indoors under climate controlled conditions and carefully monitor the growing conditions with trained personnel, there can be no assurance that natural elements will not have a material adverse effect on the production of our products.

Our cannabis cultivation operations are vulnerable to rising energy costs and dependent upon key inputs.

Our cannabis cultivation operations consume considerable energy, making us vulnerable to rising energy costs. Rising or volatile energy costs may have a material adverse effect our business, financial condition and results of operations.

In addition, our business is dependent on a number of key inputs and their related costs including raw materials and supplies related to our growing operations, as well as electricity, water and other utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact our financial condition and results of operations. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on our business, financial condition and results of operations.

We are vulnerable to third party transportation risks.

Due to our direct to client shipping model, we depend on fast and efficient courier services to distribute our product. Any prolonged disruption of this courier service may have a material adverse effect on our business, financial condition and results of operations. Rising costs associated with the courier services used by us to ship our products may also have a material adverse effect on our business, financial condition and results of operations.

Due to the nature of our products, security of the product during transportation to and from our facilities is of the utmost concern. A breach of security during transport or delivery could have a material adverse effect on our business, financial condition and results of operations. Any breach of the security measures during transport or delivery, including any failure to comply with recommendations or requirements of Health Canada, could also have an impact on our ability to continue operating under our licenses or the prospect of renewing our licenses.

We may become subject to liability arising from any fraudulent or illegal activity by our employees, contractors and consultants.

We are exposed to the risk that our employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data. It is not always possible for us to identify and deter misconduct by our employees and other third parties, and the precautions taken by us to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending our self or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could have a material adverse effect on our business, financial condition and results of operations.

We will seek to maintain adequate insurance coverage in respect of the risks faced by us, however, insurance premiums for such insurance may not continue to be commercially justifiable and there may be coverage limitations and other exclusions which may not be sufficient to cover potential liabilities faced by us.

We have insurance to protect our assets, operations and employees. While we believe our insurance coverage addresses all material risks to which we are exposed and is adequate and customary in our current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which we are exposed. In addition, no assurance can be given that such insurance will be adequate to cover our liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If we were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if we were to incur such liability at a time when we are not able to obtain liability insurance, there could be a material adverse effect on our business, financial condition and results of operations.

Our Loan imposes limitations on the type of transactions or financial arrangements in which we may engage.

We executed a commitment letter with Romspen for the Loan announced on August 21, 2017. The Loan is secured by all or substantially all of our assets and contains certain restrictive covenants including, subject to certain exceptions, restrictions on our subsidiaries’ ability to incur indebtedness, grant liens, make corporate changes, dispose of assets, and our and our subsidiaries’ ability to pay dividends. Events beyond our control, including changes in general economic and business conditions, may affect our ability to observe or satisfy these covenants, which could result in a default under the Loan. If an event of default under the Loan occurs, the lender could elect to declare all principal amounts outstanding under the Loan at such time, together with accrued interest, to be immediately due. In such an event, we may not have sufficient funds to repay amounts owing under the Loan. The Loan is also secured by mortgages over each of the properties owned by Peace Naturals and OGBC, all of our personal property and the personal property of Peace Naturals, OGBC and Hortican, Peace Naturals’ and OGBC’s interests in their respective ACMPR Licenses, as well as our shares in Hortican and the shares of Hortican in Peace Naturals and OGBC. In an event of default, we could lose those assets, which could have a material adverse effect on our business, financial condition and results of operations

We are subject to certain restrictions of the TSX-V which may constrain our ability to expand our business internationally.

The TSX-V required, as a condition to listing, that we deliver an undertaking (the “Undertaking”) confirming that, while listed on the TSX-V, we will only conduct the business of production, acquisition, sale and distribution of medical cannabis in Canada as permitted under our licenses with Health Canada. The Undertaking could have an adverse effect on our ability to export cannabis from Canada and on our ability to expand our business into other areas including the provision of non-medical cannabis in the event that the laws were to change to permit such sales and we are still listed on the TSX-V and still subject to the Undertaking at the time. The Undertaking may prevent us from expanding into new areas of business when our competitors have no such restrictions. All such restrictions could materially and adversely affect our growth, business, financial condition and results of operations.

We may be subject to risks related to the protection and enforcement of our intellectual property rights, and may become subject to allegations that we are in violation of intellectual property rights of third parties.

The ownership and protection of our intellectual property rights is a significant aspect of our future success. Currently we rely on trade secrets, technical know-how and proprietary information that are not protected by patents to maintain our competitive position. We try to protect our intellectual property by seeking and obtaining registered protection where possible, developing and implementing standard operating procedures to protect trade secrets, technical know-how and proprietary information and entering into agreements with parties that have access to our inventions, trade secrets, technical know-how and proprietary information, such as our partners, collaborators, employees and consultants, to protect confidentiality and ownership. We also seek to preserve the integrity and confidentiality of our inventions, trade secrets, trademarks technical know-how and proprietary information by maintaining physical security of our premises and physical and electronic security of our information technology systems.

It is possible that we will fail to identify inventions, trade secrets, technical know-how, trademarks and proprietary information, will fail to protect such inventions and information, will inadvertently disclose such intellectual property or will fail to register rights in relation to such intellectual property.

In relation to our agreements with parties that have access to our intellectual property, any of these parties may breach these agreements and we may not have adequate remedies for any specific breach. In relation to our security measures, such security measures may be breached and we may not have adequate remedies for any such breach. In addition, our intellectual property which has not yet been applied for or registered may otherwise become known to or be independently developed by competitors, or may already be the subject of applications for intellectual property registrations filed by our competitors, which may have a material adverse effect on our business, financial condition and results of operations.

We cannot provide any assurances that our inventions, trade secrets, trademarks, technical know-how and other proprietary information will not be disclosed in violation of agreements or that competitors will not otherwise gain access to our intellectual property or independently develop and file applications for intellectual property rights that adversely impact our intellectual property rights. Unauthorized parties may attempt to replicate or otherwise obtain and use our inventions, trade secrets, trademarks, technical know-how and proprietary information. Policing the unauthorized use of our current or future intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying unauthorized use of intellectual property rights is difficult as we may be unable to effectively monitor and evaluate the products being distributed by our competitors, including parties such as unlicensed dispensaries, and the processes used to produce such products. Additionally, if the steps taken to identify and protect our intellectual property rights are deemed inadequate, we may have insufficient recourse against third parties for enforcement of our intellectual property rights.

Furthermore, the laws and positions of intellectual property offices administering such laws regarding intellectual property rights relating to cannabis and cannabis-related products are constantly evolving and there is uncertainty regarding which countries’ laws prohibit the filing, prosecution and issuance of applications for intellectual property registrations in relation to cannabis and cannabis-related products and which countries’ laws prohibit the enforcement of rights under intellectual property registrations in relation to cannabis and cannabis-related products.

In addition, we have sought trademark protection in many countries, including Canada and others. Our ability to obtain registered trademark protection for cannabis-related goods and services, in particular for cannabis itself, may be limited in certain countries outside of Canada, including the U.S., where registered federal trademark protections is currently unavailable for trademarks covering the sale of cannabis products (a controlled substance); and including the European Union, where laws on the legality of cannabis use are not uniform, and trademarks cannot be obtained for products that are “contrary to public policy or accepted principles of morality”. Accordingly, our ability to obtain intellectual property rights or enforce intellectual property rights against third party uses of similar trademarks may be limited in certain countries.

Moreover, in any infringement proceeding, some or all of our current or future trademarks, patents or other intellectual property rights or other proprietary know-how, or arrangements or agreements seeking to protect the same for our benefit, may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defense proceedings could put one or more of our current or future trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of these events could materially and adversely affect our business, financial condition and results of operations.

We cannot offer any assurances about which, if any, patent applications will issue, the breadth of any such patent or whether any issued patents will be found invalid or unenforceable or which of our products or processes will be found to infringe upon the patents or other proprietary rights of third parties. Any successful opposition to future issued patents could deprive us of rights necessary for the successful commercialization of any new products or processes that we may develop.

Also, there is no guarantee that any patent or other intellectual property applications that we file will result in registration or any enforceable intellectual property rights. Further, there is no assurance that we will find all potentially relevant prior art relating to any patent applications that we file, which may prevent a patent from issuing from a patent application or invalidate any patent that issues from such application. Even if patents do successfully issue, and cover our products and processes, third parties may challenge their validity, enforceability, or scope, which may result in such patents being narrowed, found unenforceable or invalidated. Furthermore, even if they are unchallenged, any patent applications and future patents may not adequately protect our intellectual property, provide exclusivity for our products or processes, or prevent others from designing around any issued patent claims. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

In addition, other parties may claim that our products infringe on their proprietary and patent protected rights. There may be third party patents or patent applications with claims to products or processes related to the manufacture, use or sale of our products and processes. There may be currently pending patent applications, some of which may still be confidential, that may later result in issued patents that our products or processes may infringe. In addition, third parties may obtain patents in the future and claim that use of our inventions, trade secrets, technical know-how and proprietary information, or the manufacture, use or sale of our products infringes upon those patents. Third parties may also claim that our use of our trademarks infringes upon their trademark rights. Parties making claims against us may obtain injunctive or other equitable relief, which may have an adverse impact on our business. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, result in injunctions, temporary restraining orders and/or require the payment of damages. In addition, we may need to obtain licenses from third parties who allege that we have infringed on their lawful rights. However, such licenses may not be available on terms acceptable to us or at all. In addition, we may not be able to obtain or utilize on terms that are favorable to us, or at all, licenses or other rights with respect to intellectual property that we do not own.

Germplasm, including seeds, clones and cuttings, is the genetic material used in new cannabis varieties and hybrids. We use advanced breeding technologies to produce cannabis germplasm (hybrids and varieties) with superior performance. We rely on parental varieties for the success of our breeding program. While we believe that the parental germplasm is proprietary to us, we may need to obtain licenses from third parties who allege that we have appropriated their germplasm or their rights to such germplasm. We seek to protect our parental germplasm as appropriate, relying on intellectual property rights, including rights related to inventions (patents and plant breeders’ rights), trade secrets, technical know-how, trademarks and proprietary information. There is a risk that we will fail to protect such germplasm or that we will fail to register rights in relation to such germplasm.

We also seek to protect our parental germplasm, hybrids and varieties from pests and diseases and enhance plant productivity and fertility, and we research products to protect against crop pests and fungus. There are a number of reasons why new product concepts in these areas may be abandoned, including greater than anticipated development costs, technical difficulties, regulatory obstacles, competition, inability to prove the original concept, lack of demand and the need to divert focus, from time to time, to other initiatives with perceived opportunities for better returns. The processes of breeding, development and trait integration are lengthy, and the germplasm we test may not be selected for commercialization. The length of time and the risk associated with breeding may affect our business. Our sales depend on our germplasm. Commercial success frequently depends on being the first company to the market, and many of our competitors are also making considerable investments in similar new and improved cannabis germplasm products. Consequently, there is no assurance that we will develop and deliver new cannabis germplasm products to the markets we serve on a timely basis.

Finally, we seek to protect our germplasm, hybrids and varieties from accidental release, theft, misappropriation and sabotage by maintaining physical security of our premises. However, such security measures may be breached and we may not have adequate remedies in the case of any such breach.

Conflicts of interest may arise between us and our directors and officers.

We may be subject to various potential conflicts of interest because of the fact that some of our directors and officers may be engaged in a range of business activities. In addition, our executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to us. In some cases, our directors and executive officers may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to our business and affairs and that could adversely affect our operations. These business interests could require significant time and attention of our directors and executive officers.

In addition, we may also become involved in other transactions which conflict with the interests of our directors and officers who may from time to time deal with persons, firms, institutions or corporations with which we may be dealing, or which may be seeking investments similar to those desired by us. The interests of these persons could conflict with our interests. In addition, from time to time, these persons may be competing with us for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, our directors are required to act honestly, in good faith and in our best interests.

Tax and accounting requirements may change in ways that are unforeseen to us and we may face difficulty or be unable to implement and/or comply with any such changes.

We are subject to numerous tax and accounting requirements, and changes in existing accounting or taxation rules or practices, or varying interpretations of current rules or practices, could have a significant adverse effect on our financial results, the manner in which we conduct our business or the marketability of any of our products. In the future, the geographic scope of our business may expand, and such expansion will require us to comply with the tax laws and regulations of multiple jurisdictions. Requirements as to taxation vary substantially among jurisdictions. Complying with the tax laws of these jurisdictions can be time consuming and expensive and could potentially subject us to penalties and fees in the future if we were to inadvertently fail to comply. In the event that we were to inadvertently fail to comply with applicable tax laws, this could have a material adverse effect on our business, financial condition and results of operations.

Our financial performance is subject to risks of foreign exchange rate fluctuation which could result in foreign exchange losses.

We may be exposed to fluctuations of the Canadian dollar against certain other currencies because we publish our financial statements in Canadian dollars, while a portion of our assets, liabilities, revenues and costs are or will be denominated in other currencies. Exchange rates for currencies of the countries in which we operate may fluctuate in relation to the Canadian dollar, and such fluctuations may have a material adverse effect on our earnings or assets when translating foreign currency into Canadian dollars.

The inability for counterparties and customers to meet their financial obligations to us may result in financial losses.

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to us. There are no assurances that our counterparties or customers will meet their contractual obligations to us.

Natural disasters, unusual weather, pandemic outbreaks, boycotts and geo-political events or acts of terrorism could adversely affect our operations and financial results.

The occurrence of one or more natural disasters, such as hurricanes, floods and earthquakes, unusually adverse weather, pandemic outbreaks, boycotts and geo-political events, such as civil unrest in countries in which our operations are located and acts of terrorism, or similar disruptions could adversely affect our business, financial condition and results of operations. These events could result in physical damage to one or more of our properties, increases in fuel or other energy prices, the temporary or permanent closure of one or more of our facilities, the temporary lack of an adequate workforce in a market, the temporary or long-term disruption in the supply of products from suppliers, the temporary disruption in the transport of goods, delay in the delivery of goods to our facilities, and disruption to our information systems. These factors could otherwise disrupt our operations and could have an adverse effect on our business, financial condition and results of operations.

Risks relating to our Common Shares

The market price for the common shares may be volatile and subject to fluctuation in response to numerous factors, many of which are beyond our control, including the following:

The market price for the common shares may be volatile and subject to wide fluctuations in response to many factors, including:

•	actual or anticipated fluctuations in our results of operations;

•	changes in estimates of our future results of operations by us or securities research analysts;

•	changes in the economic performance or market valuations of other companies that investors deem comparable to us;

•	addition or departure of our executive officers and other key personnel;

•	release or other transfer restrictions on outstanding common shares;

•	sales or perceived sales of additional common shares;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

•	news reports relating to trends, concerns or competitive developments, regulatory changes and other related issues in our industry or target markets;

•	investors’ general perception of us and the public’s reaction to our press releases, our other public announcements and our filings with the SEC and Canadian securities regulators; and

•	the market’s reaction to our reduced disclosure as a result of being an emerging growth company under the Jumpstart Our Business Startups (JOBS) Act (the “JOBS Act”).

Financial markets continue to experience significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have, in many cases, been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the common shares may decline even if our results of operations, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. As well, certain institutional investors may base their investment decisions on consideration of our environmental, governance, diversity and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to meet such criteria may result in limited or no investment in the common shares by those institutions, which could adversely affect the trading price of the common shares. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, our business and financial condition could be adversely impacted and the trading price of the common shares may be adversely affected.

The recent listing of our common shares on the NASDAQ in addition to the TSX-V may increase the trading price volatility on the TSX-V and also result in volatility of the trading price on the NASDAQ because trading will be split between the two markets, resulting in less liquidity on both exchanges. In addition, different liquidity levels, volume of trading, currencies and market conditions on the TSX-V and the NASDAQ may result in different prevailing trading prices.

Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources, which could adversely affect our business. Any adverse determination in litigation against us could also subject us to significant liabilities.

An exchange on which our common shares are listed may initiate a delisting review.

The listing of our common shares on a particular stock exchange is dependent on us complying with the listing requirements of the applicable exchange. As we operate in the cannabis industry, we may from time to time be subject to additional listing requirements that are not applicable to companies in other industries. For example, the TSX-V required us to provide the Undertaking as a condition to listing our common shares. If an exchange were to initiate a delisting review in respect of the Company, there could be an adverse effect on the trading price of the Company’s common shares.

In addition, the TSX-V released a bulletin, entitled “Business Activities Related to Marijuana in the U.S.”, outlining its interpretations and ongoing treatment of public companies engaged in cross-border marijuana-related activities (the “TSX-V Bulletin”). The TSX-V Bulletin notes that issuers with ongoing business activities that violate U.S. federal law regarding marijuana are not in compliance with certain TSX-V requirements. Such business activities may include (i) direct or indirect ownership of, or investment in, entities engaging in activities related to the cultivation, distribution or possession of cannabis in the U.S., (ii) commercial interests or arrangements with such entities, (iii) providing services or products specifically targeted to such entities, or (iv) commercial interests or arrangements with entities engaging in providing services or products to U.S. cannabis companies. The TSX-V reminded issuers that, among other things, should the TSX-V find that a listed issuer is engaging in activities contrary to exchange requirements, the TSX-V has the discretion to initiate a delisting review. While the Company currently does not engage in any activities related to the cultivation, distribution or possession of cannabis in the U.S., other companies with which we have entered into agreements or in which we have invested may at some point in time, without our knowledge, initiate cross-border marijuana-related activities (see “Description of the Business - No U.S. Cannabis-Related Activities”). If any such other company was to initiate such activities, it may cause us to no longer be compliant with the listing requirements of the applicable exchange or cause us to terminate our existing relationships or divest of any such companies on terms that are not favourable to us, which could have a material adverse effect on our business, financial condition and results of operations.

We are eligible to be treated as an “emerging growth company,” as defined in the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).

We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of the common shares held by non-affiliates exceeds US$700 million as of any June 30 before that time or if we have total annual gross revenue of US$1.0 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 or, if we issue more than US$1.0 billion in non-convertible debt during any three-year period before that time, we would cease to be an emerging growth company immediately. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We cannot predict if investors will find the common shares less attractive because we may rely on these exemptions. If some investors find the common shares less attractive as a result, there may be a less active trading market for the common shares and the trading price of the common shares may be more volatile.

We expect to incur increased costs as a result of being a public company in the U.S., and our management will be required to devote substantial time to U.S. public company compliance programs.

As a public company in the U.S., we expect to incur significant additional legal, insurance, accounting and other expenses. In addition, our administrative staff will be required to perform additional tasks. For example, as a result of becoming a public company in the U.S., we are in the process of adopting additional internal controls and disclosure controls and procedures, have retained a U.S. transfer agent, adopted a U.S. compliant insider trading policy and other corporate governance programs and charters and bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under U.S. securities laws. We intend to invest resources to comply with evolving U.S. laws, regulations and standards, and this investment will result in increased general and administrative expenses. Our management team may not successfully or efficiently manage our transition to being a U.S. public company subject to significant regulatory oversight and reporting obligations under U.S. securities laws. In particular, these new obligations will require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business. If our efforts to comply with new U.S. laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities or third-parties may initiate legal proceedings against us and our business may be harmed. In connection with becoming a public company in the U.S., we have increased our directors’ and officers’ insurance coverage, which will increase our insurance cost. In the future, it will be more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members to our Board of Directors in the future, particularly to serve on our audit committee, and qualified executive officers.

In addition, in order to comply with the requirements of being a U.S. public company, we may need to undertake various actions, including relating to implementing new internal controls and procedures and hiring new accounting or internal audit staff. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in reports under the Securities Exchange Act of 1934 (the “Exchange Act”), is accumulated and communicated to our principal executive and financial officers. Any failure to develop or maintain effective controls could adversely affect the results of periodic management evaluations. In the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate, or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our results of operations and the trading price of our common shares could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NASDAQ.

We are not currently required to comply with the SEC’s rules that implement Section 404 of the Sarbanes-Oxley Act, and are therefore not yet required to make a formal assessment of the effectiveness of our internal control over financial reporting under U.S. rules. We are required to comply with certain of the SEC’s rules implementing the Sarbanes-Oxley Act, which require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report filed with the SEC. This assessment will need to include the disclosure of any material weaknesses in our internal control over financial reporting identified by our management or our independent registered public accounting firm. We have commenced the costly and challenging process of implementing the system and processing documentation needed to comply with such requirements. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion.

Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of our second annual report or the first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company” as defined in the JOBS Act. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal controls in the future.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the U.S. Securities Act, and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we will not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, we will be exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. We will also be exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we will comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, we will have four months after the end of each fiscal year to file our annual report with the SEC and will not be required under the Exchange Act to file quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.

In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. We may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

We may lose foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

We may in the future lose our foreign private issuer status if a majority of our shares are held in the U.S. and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (1) a majority of our directors or executive officers are U.S. citizens or residents; (2) a majority of our assets are located in the U.S.; or (3) our business is administered principally in the U.S.. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as a Canadian foreign private issuer. If we are not a foreign private issuer, we would not be eligible to use foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on the NASDAQ that are available to foreign private issuers.

We may require additional capital in the future and we cannot give any assurance that such capital will be available at all or available on terms acceptable to us and, if it is available, additional capital raised by us may dilute holders of common shares.

We may need to raise additional funds through public or private debt or equity financings in order to:

•	fund ongoing operations;

•	take advantage of opportunities, including more rapid expansion of our business or the acquisition of complementary products, technologies or businesses;

•	develop new products; or

•	respond to competitive pressures.

Holders of common shares will have no pre-emptive rights in connection with such further issues. The Board of Directors has the discretion to determine if an issuance of common shares is warranted, the price at which such issuance is effected and the other terms of issue of common shares. Any additional capital raised through the sale of equity will dilute the percentage ownership of holders of our common shares. Capital raised through debt financing would require us to make periodic interest payments and may impose restrictive covenants on the conduct of our business.

A substantial number of common shares are owned by a limited number of existing shareholders.

Our management, directors and employees own a substantial number of the outstanding common shares (on a fully diluted basis). As such, our management, directors and employees, as a group, each are in a position to exercise significant influence over matters requiring shareholder approval, including the election of directors and the determination of significant corporate actions. In addition, these shareholders could delay or prevent a change in control that could otherwise be beneficial to holders of common shares.

It is not anticipated that any dividend will be paid to holders of common shares for the foreseeable future.

No dividends on the common shares have been paid to date. We currently intend to retain future earnings, if any, for future operation, expansion and debt repayment. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that our Board of Directors may deem relevant. As a result, investors may not receive any return on an investment in the common shares unless they sell their shares for a price greater than that which such investors paid for them.

Investors in the U.S. may have difficulty bringing actions and enforcing judgments against us and others based on securities law civil liability provisions.

We are incorporated under the laws of the Province of Ontario and our head office is located in the Province of Ontario. Some of our directors and officers and some of the experts named in this AIF are residents of Canada or otherwise reside outside of the U.S., and a substantial portion of their assets and our assets are located outside the U.S. Consequently, it may be difficult for investors in the U.S. to bring an action against such directors, officers or experts or to enforce against those persons or us a judgment obtained in a U.S. court predicated upon the civil liability provisions of U.S. federal securities laws or other laws of the U.S.

If we are a passive foreign investment company for U.S. federal income tax purposes in any year, certain adverse tax rules could apply to U.S. Holders of Shares.

Based on current business plans and financial expectations, the Company may be a passive foreign investment company (“PFIC”) for the current taxable year ending December 31, 2018 and may be a PFIC for the foreseeable future.

The Company will be classified as a PFIC for any taxable year for U.S. federal income tax purposes if for a taxable year, (a) 75% or more of the gross income of the Company is passive income or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets.

PFIC status is determined annually and depends upon the composition of a company’s income and assets and the market value of its stock from time to time. Therefore, there can be no assurance as to our PFIC status for future taxable years. The value of our assets will be based, in part, on the then market value of common shares, which is subject to change.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined below) holds Shares, such U.S. Holders could be subject to adverse U.S. federal income tax consequences (whether or not we continue to be a PFIC). For example, U.S. Holders may become subject to increased tax liabilities under U.S. federal income tax laws and regulations, and will become subject to burdensome reporting requirements. If we are a PFIC during a taxable year in which a U.S. Holder holds Shares, such U.S. Holder may be able to make a “qualified electing fund” election (a “QEF Election”) or, alternatively, a “mark-to-market” election that could mitigate the adverse U.S. federal income tax consequences that would otherwise apply to such U.S. Holder. Upon request of a U.S. Holder, we intend to provide the information necessary for a U.S. Holder to make applicable QEF Elections. In addition, under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”). U.S. Holders may need to make one or more elections with respect to any Subsidiary PFIC in order to mitigate the adverse U.S. federal income tax consequences.

As used herein, “U.S. Holder” means a beneficial owner of the Shares that is (i) an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes, (ii) a corporation (or other entity taxable as a corporation for U.S. federal tax purposes) created or organized under the laws of the U.S. or any political subdivision thereof, including the States and the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust that (a) is subject to the primary supervision of a court within the U.S. and for which one or more U.S. persons have authority to control all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. U.S. Holders are urged to consult their own tax advisers as to whether we may be treated as a PFIC and the tax consequences thereof.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our common shares depends, in part, on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our common shares or publish inaccurate or unfavorable research about our business, the trading price of the common shares would likely decline. In addition, if our results of operations fail to meet the forecast of analysts, the trading price of the common shares would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common shares could decrease, which might cause our trading price and trading volume to decline.

DIVIDENDS AND DISTRIBUTIONS

As of the date of this AIF, the Company has declared no dividends or made any distributions. Furthermore, the Company has no current intention to declare dividends on its common shares in the foreseeable future. Any decision to pay dividends on its common shares in the future will be at the discretion of the Board of Directors and will depend on, among other things, the Company’s results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the Board of Directors may deem relevant.

CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of common shares. As of the date of this AIF, there are 176,203,797 common shares issued and outstanding. The holders of the common shares are entitled to one vote per share at all meetings of the shareholders of the Company. The holders of common shares are also entitled to dividends, if and when declared by the directors of the Company and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company.

The Company is authorized to issue an unlimited number of special shares, issuable in series. The special shares may be issued in one or more series and the directors are authorized to fix the number of shares in each series and to determine the designation, right, privileges, restrictions and conditions attached to the shares in each series. No special shares have been issued since the Company’s inception.

The stock option plan (the “Option Plan”) of the Company is administered by the Board of Directors, which is responsible for establishing the exercise price (at not less than the Discounted Market Price as defined in the policies of the TSX-V) and the vesting and expiry provisions. Pursuant to the Option Plan the Company may reserve and set aside for issue up to 10% of the total number of common shares issued and outstanding at the date of any grant. This is a “rolling” plan ceiling as the number of options which may be reserved and set aside for issue pursuant to the Option Plan will increase as the number of issued and outstanding common shares increases. As of the date of this AIF, options to purchase up to an aggregate of 11,691,495 common shares pursuant to the Option Plan are granted and outstanding.

MARKET FOR SECURITIES

Common Shares are listed and traded on the TSX-V and on the NASDAQ under the trading symbol “CRON”. The following table sets forth the reported intraday high and low and monthly trading volumes of the common shares on the TSX-V for the period between January 1, 2017 and the date hereof:

Period	High Trading Price ($)	Low Trading Price ($)	Total Volume for Period
April 1 to April 27, 2018	9.94	6.57	14,764,650
March 2018	13.39	8.20	25,756,350
February 2018	11.79	5.96	29,666,046
January 2018	14.83	8.01	50,873,693
December 2017	10.43	4.03	23,194,128
November 2017	4.78	3.12	18,706,069
October 2017	3.53	2.60	8,876,315
September 2017	2.72	2.20	4,279,996
August 2017	2.47	2.01	2,805,334
July 2017	2.42	1.70	3,897,077
June 2017	2.30	1.58	5,983,393
May 2017	2.87	2.15	6,169,779
April 2017	3.54	2.45	12,012,833
March 2017	3.46	2.39	13,904,953
February 2017	3.43	1.76	19,980,431
January 2017	1.92	1.49	6,844,170

(Source: TMX Datalinx)

The following table sets forth the reported intraday high and low prices and monthly trading volumes of the common shares on the NASDAQ for the period between February 27, 2018, the first trading day of the common shares on the NASDAQ, and the date hereof:

Period	High Trading Price (US$)	Low Trading Price (US$)	Total Volume for Period
April 1 to April 27, 2018	7.92	5.13	8,146,606
March 2018	10.38	6.36	12,029,187
February 27 to February 28, 2018	9.17	7.17	2,132,235

(Source: Bloomberg)

PRIOR SALES

The following table summarizes details of the following securities that are not listed or quoted on a marketplace issued by the Company during the period between January 1, 2017 and the date hereof:

Date of Issuance	Security	Issuance/Exercise Price Per Security ($)	Number of Securities
April 12, 2017	Options	3.14	3,299,000
August 24, 2017	Options	2.42	2,903,000
November 9, 2017	Options	3.32	200,000
January 31, 2018	Options	8.40	280,000
January 31, 2018	Options	9.00	150,000

ESCROWED SECURITIES AND SECURITIES SUBJECT TO RESTRICTION ON TRANSFER

As of the date of this AIF, to the knowledge of the Company, other than certain contractual restrictions on the transfer of the Company’s warrants and options no securities of the Company are held in escrow or are subject to a contractual restriction on transfer. Pursuant to a CPC Escrow Agreement executed in connection with the Company’s initial public offering and dated June 19, 2014, a final tranche of 88,685 common shares were released from escrow on December 16, 2017. Pursuant to a 5D Value Escrow Agreement executed in connection with the Company’s Qualifying Transaction and dated December 10, 2014, a final tranche of 841,940 common shares were released from escrow on December 16, 2017. Finally, pursuant to a 5D Surplus Escrow Agreement executed in connection with the Company’s Qualifying Transaction and dated December 10, 2014, a final tranche of 998,359 common shares were released from escrow on December 16, 2017.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

Below are the names, province or state and country of residence, principal occupation and periods of service of the directors and executive officers of the Company.

Name and Municipality Residence	Principal Occupation for Last Five Years	Director/Officer of Cronos Since	Position Held with Cronos	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly(3)
Michael Gorenstein New York, NY, USA

May 2016 to Present
CEO of Cronos

June 2017 to Present
Member of Gotham Green Partners GP

June 2015 to June 2017
Partner at Alphabet Ventures, LLC

January 2015 to June 2015
Principal & General Counsel at Saiers Capital, LLC (f/k/a Alphabet Management, LLC)

October 2011 to December 2015 Associate at Sullivan & Cromwell, LLP

		November 6, 2015	Chairman, Chief Executive Officer, President	1,739,915(4) (0.99%)

Name and Municipality Residence	Principal Occupation for Last Five Years	Director/Officer of Cronos Since	Position Held with Cronos	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly(3)
Michael Krestell(1)(2) Thornhill, Ontario, Canada	March 2013 to June 2016 President at M Partners, Inc.	December 10, 2014	Director	940,823 (0.53%)

Jason Adler New York, NY, USA

June 2017 to Present
Managing Member of Gotham Green Partners GP

June 2015 to June 2017
Managing Partner of Alphabet Ventures, LLC

October 2007 to June 2015
Managing Member / CEO of Saiers Capital, LLC (f/k/a Alphabet Management, LLC)

		July 12, 2016	Director	7,129,557(4) (4.05%)

Alan Friedman(1)(2) Toronto, ON, Canada

November 2014 to Present
Managing Director at Tembo Financial Inc.

September 2006 to Present
President & CEO of Rivonia Capital Inc.

December 2011 to Present
Executive Vice-President and Director of Eco (Atlantic) Oil & Gas Ltd.

		August 21, 2012	Director	294,878 (0.17%)

James Rudyk(1)(2) Toronto, ON, Canada	January 2016 to Present CFO at Roots Corporation October 2009 to December 2015 CFO and Executive Vice President at Shred-it International Inc.	January 31, 2018	Director	0 (0.0%)

Name and Municipality Residence	Principal Occupation for Last Five Years	Director/Officer of Cronos Since	Position Held with Cronos	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly(3)
William Hilson Toronto, ON, Canada	October 2015 to October 2016 President at Hillhurst Management March 2015 to October 2015 President at Hillhurst Capital June 2013 to March 2014 CFO at TravelEdge June 2003 to June 2013 CFO at EMD Inc.	October 10, 2016	Chief Financial Officer	956,510 (0.54%)

Xiuming Shum Singapore, Singapore

October 2017 to Present
General Counsel of Cronos

January 2016 to August 2017
Corporate & Institutional Banking Legal – European & Regulatory Advisory at BNP Paribas

May 2013 to December 2015
Vice President at BNP Paribas

		November 14, 2017	General Counsel and Corporate Secretary	0 (0.0%)

(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee
(3)	Percentage ownership based on the issued and outstanding common shares of the Company as of the date of this AIF.
(4)	450,465 of these common shares are held by Gotham Green Fund 1, LP a corporation affiliated with Jason Adler and Michael Gorenstein.

As of the date of the date of this AIF, in aggregate, the directors and officers beneficially own, directly or indirectly, 10,611,218 or 6.02% of the issued and outstanding common shares of the Company.

Each director is elected at the annual meeting of shareholders or appointed pursuant to the provisions of the Corporation’s by-laws and applicable laws to serve until the next annual meeting or until a successor is elected or appointed, subject to earlier resignation by the director.

The following is a summary biography of each of the directors and executive officers of the Company:

Michael Gorenstein

Chairman, CEO, President

Mr. Michael Gorenstein is the Chief Executive Officer, President and Chairman of Cronos. Michael is also a member of Gotham Green Partners GP, the general partner to Gotham Green Fund 1, LP, a private equity firm focused primarily on early-stage investing in companies in the cannabis industry. Before joining the Company, Michael was a partner at Alphabet Ventures LLC, a multi-strategy investment management firm located in New York City. Prior to Alphabet Ventures, Michael was the VP and General Counsel of Saiers Capital LLC and a corporate attorney at Sullivan & Cromwell where he focused on mergers and acquisitions and capital market transactions. Michael graduated from the University of Pennsylvania Law School with a JD, the Wharton School at University of Pennsylvania with a certificate in BEPP and the Kelley School of Business at Indiana University with a BSB in Finance.

Michael Krestell

Director

Mr. Michael Krestell was President of M Partners Inc., a Canadian investment dealer, from 2013 to 2017. Prior thereto, Michael was MD Research at M Partners Inc. from 2007 and an analyst at M Partners Inc. covering the merchandising and consumer products sector from 2005 to 2007. In 2009, Michael received a Starmine award by being the number four (4) ranked stock picker in Canada. Michael received an MBA with distinction from the Schulich School of Business specializing in Finance and Strategic Management and he is a CFA charterholder.

Alan Friedman

Director

Mr. Alan Friedman has been the President and Chief Executive Officer of Rivonia Capital Inc., a Canadian corporation providing market, structuring, and capital advising services to private and public companies, since September 2006. Alan has also been Executive Vice-President and a director of Adira Energy Ltd. since August 2009 and Executive Vice-President and a director of Eco (Atlantic) Oil & Gas Ltd. since December 2011. Alan is also a director of Aim1 Ventures Inc. and Tova Ventures II Inc., Capital Pool Corporations listed on the TSX-V. Alan is an attorney and has played an integral role in the acquisition of various assets, financings and go-public transactions onto the Toronto Stock Exchange. He was a co-founder and previous director of Auryx Gold Corp., a Toronto Stock Exchange listed Namibian gold exploration company, before it was sold to Building 2Gold Corp. for approximately $160 million in 2011.

Jason Adler

Director

Mr. Jason Adler is the Founder and Managing Partner of Gotham Green Partners GP (“Gotham Green”), the General Partner of Gotham Green Fund 1, LP, a private equity firm focused primarily on early-stage investing in companies in the cannabis industry. Prior to founding Gotham Green, Jason was the co-founder and Chief Executive Officer of Alphabet Management, LLC, a New York based volatility fund, that focused on identifying mispriced assets across various industries, asset classes and geographies. Jason also founded Geronimo, LLC, an AMEX member broker dealer that made markets in equity options, and he began his career as a market maker at G&D Trading, an AMEX member market maker. Mr. Adler received his B.A. from the University of Rhode Island.

James Rudyk

Director

Mr. James Rudyk is currently the Chief Financial Officer of Roots Corporation (“Roots”), a position he has held since January 2016. James is an experienced and proven financial executive with more than 25 years of financial and operational experience and a track record of supporting ambitious growth plans. Prior to joining Roots, James served as the Chief Financial Officer of Shred-it International Inc. from 2009 to 2015, where he was instrumental in helping the company grow from approximately $200 million in revenue to more than $700 million in revenue and expand to more than 17 countries around the world. He also served as Chief Financial Officer and Chief Operating Officer of Canada Cartage Systems Ltd. from 2004 to 2009. Since 2004, James has participated in over 100 board meetings as a board member or senior company officer. James received his BA and Masters of Accounting degrees from the University of Waterloo. James is a Certified Public Accountant and holds an ICD.D designation from the Institute of Corporate Directors.

William Hilson

Chief Financial Officer

Mr. William Hilson is the Chief Executive Officer of Cronos. William is a Certified Public Accountant and has spent over 15 years as regional Chief Financial Officer of two publicly listed multinational pharmaceutical companies – Merck KGaA and Serono S.A. His experience includes financial operations, strategy, performance management, sales & marketing, clinical trial management, international tax and debt and equity financing. Prior to joining Cronos, William was also involved in a number of mergers and acquisitions and licensing deals in the pharmaceutical sector.

Xiuming Shum

General Counsel and Corporate Secretary

Ms. Xiuming Shum is the General Counsel and Corporate Secretary of Cronos. Prior to joining the Company, Xiuming served as in-house counsel at BNP Paribas’ Corporate and Institutional Banking division in New York and London, providing advice to senior management on disruptive and transformative legislative changes, such as the BASEL banking reforms, Brexit, and the Dodd-Frank Act. Previously, she was a corporate attorney at Sullivan & Cromwell LLP in New York, where she focused on M&A in large, complex cross-border transactions in diverse industries, including alcohol and spirits, insurance, banking, private equity, and hedge funds. Xiuming is a New York-qualified attorney, holding a J.D. from Columbia Law School (Harlan Fiske Stone Scholar) and a first-class Bachelor of Laws degree from University College London in the U.K.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below, to the knowledge of the directors and officers of the Company, no director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

1)	is, as at the date of the AIF or has been, within the 10 years before the date of the AIF, a director or executive officer of any company that while that person was acting in that capacity,

2)	was the subject of a cease trade or similar order or an order that denied the relevant companies access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

3)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

4)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

5)

has, within the 10 years before the date of the AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or executive officer of the Company, (i) has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority, or (ii) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

No director or executive officer of the Company or, to the knowledge of the Company, shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The Company may from time to time become involved in transactions which conflict with the interests of our directors and the officers. The interests of these persons could conflict with those of the Company. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

PROMOTERS

Alan Friedman, a director of the Company, may be considered a “promoter” of the Company under applicable Canadian securities laws because he was a director at the time of the Qualifying Transaction. As of the date of this AIF, Mr. Friedman beneficially owns, controls, or directs, directly or indirectly, 294,878 common shares, comprising 0.17% of the issued and outstanding common shares. Mr. Friedman has served as a Director of the Company since August 21, 2012.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than those disclosed below, we are not aware of: (a) any legal proceedings to which we are a party, or by which any of our property is subject, which would be material to us and are not aware of any such proceedings being contemplated, (b) any penalties or sanctions imposed by a court relating to securities legislation, or other penalties or sanctions imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor making an investment decision and (c) any settlement agreements that we have entered into before a court relating to securities legislation or with a securities regulatory authority.

The following is a brief summary of certain ongoing litigation matters of which the Company is aware:

MedCann Access Acquisition Litigation

On July 31, 2015, 8437718 Canada Inc., 8437726 Canada Inc., Michael Blaine Dowdle, Rade Kovacevic, Kevin Furet and 9388036 Canada Inc. (“938”) (collectively, the “Plaintiffs”) commenced a claim against Peace Naturals and a number of other parties, for $15 million in damages as a result of an alleged breach of obligations to them by terminating a share purchase transaction for the acquisition of the Plaintiffs’ company, Medcann Access. The Company believes that the allegations contained in the statement of claim are without merit and plans to vigorously defend itself. On February 21, 2018, the parties began the discovery phase of proceedings.

Tweed Inc. Plants Claim

On November 26, 2015, Tweed Inc. (“Tweed”) and 938 commenced a claim against Peace Naturals (the “Plants Claim”), before the Ontario Superior Court of Justice, for $12 million in damages in relation to the destruction of twelve mother plants. Peace Naturals defended the action. On November 21, 2017, the plaintiffs (Tweed, the successor in interest of 8437726 Canada Inc., operating as MedCann Access, and 938) filed a notice with the Ontario Superior Court of Justice to wholly discontinue the Plants Claim against Peace Naturals.

Wrongful Termination Claims

On October 31, 2017, a former Peace Naturals employee (Ms. Jennifer Caldwell) commenced a wrongful termination claim against Peace Naturals, Cronos and certain directors before the Ontario Superior Court of Justice, for $580,000 and 30,000 options in Cronos. It is the opinion of the Company that the claim is without merit, and the Company intends to vigorously defend this claim.

On December 12, 2017, Mark Gobuty, the former CEO of Peace Naturals, commenced a claim against Peace Naturals, Cronos and certain directors before the Ontario Superior Court of Justice, for $12,681,686.38 and a 10% equity interest in Peace Naturals in damages in relation to Mark Gobuty’s departure from the Company. It is the opinion of the Company that the claim is without merit, and the Company intends to vigorously defend this claim.

Evergreen Equity Litigation

On April 21, 2017, Cronos filed a claim in the Supreme Court of British Columbia against Evergreen and its directors, seeking, among other things, declarations that the Company holds equity of Evergreen and that the agreement between the parties in respect of its equity is a valid and binding contract. The Company continues to actively pursue this claim.

On March 9, 2018, Philip Illingworth filed a claim in the Supreme Court of British Columbia against Evergreen, its directors, Welton Construction Limited, 0611389 B.C. Ltd. and Hortican, claiming among other things, declarations and an order for specific performance that the plaintiff is the owner of 50% of the shares of Evergreen. It is the opinion of the Company that the plaintiff has not stated a valid claim against Hortican and intends to vigorously defend this claim.

Peace Naturals Warrants Claim

Jeffrey Gobuty, brother to Mark Gobuty, former CEO of Peace Naturals, brought a claim against Peace Naturals for warrants valued at $250,000 that were purportedly issued by Mark Gobuty, on behalf of Peace Naturals. The Company believes that the allegations contained in the statement of claim are without merit and plans to vigorously this claim. The plaintiff has not actively pursued this claim in over a year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Company considers its related parties to consist of key members or former members of its Board of Directors and senior officers, including their close family members, and companies controlled or significantly influences by such individuals; and reporting shareholders and their affiliates that may exert significant influence over the Company’s activities (each, “Related Parties”). During the three most recently completed financial years of the Company or during the current financial year of the Company, no Related Parties have had a material interest in any transaction that has had a material effect on the Company or is reasonably expected to materially affect the Company.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for the Company’s common shares is TSX Trust Company at 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1.

MATERIAL CONTRACTS

The Company has entered into the following material contracts, the particulars of which may also be described elsewhere in this AIF:

1)

Distribution Agreement dated October 12, 2017, by and between Peace Naturals and Pohl-Boskamp. Under the five-year exclusive distribution agreement, the Company’s global subsidiaries will supply Peace Naturals branded cannabis products for distribution within Germany.

2)

Commitment Letter, dated August 23, 2017, by and between Peace Naturals (the “Borrower”) and Romspen (the “Lender”) and each of Cronos Group Inc., Hortican, OGBC and each responsible person in charge and senior person in charge of the Borrower and OGBC as covenantors in relation to the Loan, and all loan and security agreements contemplated thereby. Under the terms of the Loan, the Lender provided a $40,000,000 senior secured debt facility. The Loan is secured by, among other things: first ranking senior mortgages over each of the properties owned by Peace Naturals and OGBC, a pledge of the shares of Peace Naturals and OGBC owned by Hortican and the shares of Hortican owned by Cronos. The Loan and loan and security agreements contemplated thereby contain customary covenants and undertakings such as ability to incur indebtedness, grant liens, make corporate changes, dispose of assets and ability to pay dividends. Under the Loan, Peace Naturals, OGBC, Hortican and Cronos retain the ability to enter into equipment financing arrangements and Cronos retains the ability to raise capital by issuing common shares. The Loan is available in multiple advances, with each advance subject to certain conditions, including among other things, Romspen’s approval of construction progress. Each advance bears interest at a rate of 12% per annum and interest will only accrue once the advance is made. The Loan has a maturity of two (2) years with a one-year extension option and is pre-payable on one-month’s notice. The Loan closed on September 21, 2017 and a $5,000,000 advance for working capital purposes was drawn simultaneously on the date of closing.

3)

Shareholders Agreement as of August 6, 2014, by and between Hortican and Whistler, amongst others. This agreement sets forth the rights and obligations of the shareholders and Whistler with respect to the shares of Whistler.

Copies of these material contracts are available under our profile on the SEDAR website at www.sedar.com. The above summaries are qualified in their entirety by reference to the terms of the material contract.

AUDIT COMMITTEE INFORMATION

The Company’s Audit Committee Charter is attached hereto as Schedule “A” to this AIF.

As of date of this AIF, the Audit Committee of the Company was composed of three members. The members of the Audit Committee are Michael Krestell, Alan Friedman and James Rudyk. The Board of Directors believes that the each of the members of the Audit Committee is financially literate and has the requisite expertise. Currently, the three members have been determined by the Board of Directors to be “independent” and “financially literate” as such terms are defined under National Instrument 52-110 – Audit Committees (“NI 52-110”). The Board of Directors has made these determinations based on the education as well as breadth and depth of experience of each member of the Committee. The following is a brief summary of the education and experience of each member of the Committee that is relevant to the performance of his or her responsibilities as an Audit Committee member:

Mr. Krestell was President of M Partners Inc., a Canadian investment dealer, from 2013 to 2017. Prior thereto, Michael was MD Research at M Partners Inc. from 2007 and an analyst at M Partners Inc. covering the merchandising and consumer products sector from 2005 to 2007. In 2009, Michael received a Starmine award by being the number four (4) ranked stock picker in Canada. Michael received an MBA with distinction from the Schulich School of Business specializing in Finance and Strategic Management and he is a CFA charter holder.

Mr. Friedman has been the President and Chief Executive Officer of Rivonia Capital Inc., a Canadian corporation providing market, structuring, and capital advising services to private and public companies, since September 2006. Alan has also been Executive Vice-President and a director of Adira Energy Ltd. since August 2009 and Executive Vice-President and a director of Eco (Atlantic) Oil & Gas Ltd. since December 2011. Alan is also a director of Aim1 Ventures Inc. and Tova Ventures II Inc., Capital Pool Corporations listed on the TSX-V. Alan is an attorney and has played an integral role in the acquisition of various assets, financings and go-public transactions onto the Toronto Stock Exchange. He was a co-founder and previous director of Auryx Gold Corp., a Toronto Stock Exchange listed Namibian gold exploration company, before it was sold to Building 2Gold Corp. for approximately $160 million in 2011.

Mr. Rudyk is currently the Chief Financial Officer of Roots, a position he has held since January 2016. James is an experienced and proven financial executive with more than 25 years of financial and operational experience and a track record of supporting ambitious growth plans. Prior to joining Roots, James served as the Chief Financial Officer of Shred-it International Inc. from 2009 to 2015, where he was instrumental in helping the company grow from approximately $200 million in revenue to more than $700 million in revenue and expand to more than 17 countries around the world. He also served as Chief Financial Officer and Chief Operating Officer of Canada Cartage Systems Ltd. from 2004 to 2009. Since 2004, James has participated in over 100 board meetings as a board member or senior company officer. James received his BA and Masters of Accounting degrees from the University of Waterloo. James is a Certified Public Accountant and holds an ICD.D designation from the Institute of Corporate Directors.

Subject to the requirements of NI 52-110 and section 10A(i) of the Exchange Act, the provision of non-audit services by the independent auditor requires pre-approval of the Audit Committee and the Company has adopted policies and procedures to this effect.

The following table provides detail in respect of audit, audit related, tax and other fees billed by the Company to the external auditors for professional services provided to the Company and its subsidiaries:

	2017 ($)	2016 ($)
Audit Fees(1)	130,000	95,000
Tax Fees(2)	20,000	13,815
Audit-Related Fees(3)	63,800	29,550
Other Fees(4)	Nil	4,595
Total	213,800	142,960

Notes:

(1)	Audit fees were higher in 2017 due to increased areas of scope of key audit areas driven by organic business growth.
(2)	Tax fees are related to Scientific Research and Development Credits input tax credit work. For 2016, tax fees are related to tax compliance, tax planning and tax advice services for the preparation of corporate tax returns.
(3)	Audit-related fees for 2017 include review of prospectuses in relation to the Company’s common share offerings, quarterly review of financial statements and review of the Company’s registration statement on Form F-10 filed with the SEC in connection with its April 2018 Bought Deal.
(4)	All other fees relate to tax opinions related to the Company’s tax status under U.S. tax laws.

INTERESTS OF EXPERTS

MNP LLP is the independent auditor of the Company and is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the Exchange Act and the applicable rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board (U.S.).

ADDITIONAL INFORMATION

Additional information regarding the Company can be found on SEDAR at www.sedar.com.

Additional financial information is provided in our comparative financial statements and management’s discussion and analysis for the most recent completed financial year.

The foregoing documents may be obtained by contacting our Chief Financial Officer at our head office located at 720 King Street West, Suite 320, Toronto, Ontario M5V 2T3.

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

[see attached]

AUDIT COMMITTEE CHARTER

OF

CRONOS GROUP INC.

(the “Corporation”)

As approved by the Board of Directors on January 31, 2018

ARTICLE 1

PURPOSE AND SCOPE

1.1	Functions of the Audit Committee

The primary functions of the Audit Committee (the “Committee”) of the Board of Directors of the Corporation (the “Board”) are to exercise the responsibilities and duties set forth below, including but not limited to:

(a)	assist the Board in fulfilling its responsibilities by reviewing:

(i)

the financial reports prepared by management of the Corporation for filing with the Canadian and U.S. securities regulatory authorities, including the Ontario Securities Commission and the U.S. Securities and Exchange Commission, any stock exchange and any other governmental or regulatory authority exercising authority over the Corporation (each a “Regulatory Authority”);

(ii)

the Corporation’s financial statements, management’s discussion and analysis of the Corporation’s financial condition and results of operations (the “MD&A”), and annual and interim profit or loss press releases before the Corporation discloses the information to the Corporation’s shareholders and to the general public; and

(iii)	the Corporation’s internal financial and accounting controls established by management of the Corporation;

(b)	recommend to the Board the external auditor to be nominated for appointment by the shareholders of the Corporation for the purpose of preparing or issuing an auditor’s report;

(c)	recommend to the Board the external auditor performing other audit, review or attest services for the issuer;

(d)	recommend to the Board the compensation of the external auditor to be fixed by the Board as authorized by the Shareholders of the Corporation;

(e)	oversee the work performed by any independent external audit firm, including their conduct of the annual audit and engagement for any other services, and review their qualifications and independence,

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(f)

oversee the accounting and financial reporting processes of the Corporation as established by the Corporation’s management and the audits of the financial statements of the Corporation conducted by the Corporation’s independent audit firm,

(g)

recommend, establish and monitor procedures, including without limitation those relating to financial reporting risk management and those designed to improve the quality and reliability of the disclosure of the Corporation’s financial condition and results of operations,

(h)	establish and monitor procedures designed to facilitate:

(i)	the receipt, retention and treatment of complaints relating to accounting, internal accounting controls or auditing matters, and

(ii)	the receipt of confidential or anonymous submissions by employees of concerns regarding questionable accounting or auditing matters,

(i)	assist the Board with respect to the Corporation’s compliance with legal and regulatory requirements;

(j)	engage advisors as necessary, and

(k)	determine the relevant funding required by the Corporation for the payment of the independent audit firm, any advisors engaged by the Committee and ordinary administrative expenses of the Committee.

ARTICLE 2

COMPOSITION AND MEETINGS

2.1	Composition

(a) The Committee shall be comprised of a minimum of three directors of the Board as appointed by the Board, each of whom:

(i)	meets the applicable independence and/or audit committee composition requirements set forth in:

(A)	National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators;

(B)	Section 10A-3 of, and Rule 10A-3(b)(1) under, the Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”),

(C)	the NASDAQ Listing Standards, the TSX-V or TSX Company Manual, as applicable, or the rules of any other applicable stock exchange;

(D)	the Business Corporations Act (Ontario); and

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(E)	any other applicable rule, policy or law of any Regulatory Authority,

as in effect from time to time (collectively, the “Applicable Requirements”); and

(ii)	has not participated in the preparation of financial statements of the Corporation or any current subsidiary of the Corporation at any time during the past three years.

(b) All members of the Committee shall be “financially literate”, which is defined as having a basic understanding of finance and accounting and having the ability to read and understand fundamental financial statements, including a balance sheet, cash flow statement and income statement, that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

(c) At least one member of the Committee shall have employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. Further, at least one member of the Committee shall qualify as an “audit committee financial expert” (as such term is defined in paragraph 8(b) of General Instruction B of Form 40-F under the U.S. Exchange Act).

(d) The Committee shall ensure that all necessary and proper disclosures shall be made in all applicable filings with the Regulatory Authorities as to composition of the Committee.

(e) Committee members may enhance their familiarity with finance and accounting by participating in education programs conducted by the Corporation or an outside consultant at the Corporation’s expense.

(f) Independence and financial literacy are to be determined by the Board of Directors in accordance with applicable laws, rules and regulations of the Regulatory Authorities.

2.2	Appointment

(a) The members of the Committee shall be appointed by the Board at the meeting of the Board following each annual meeting of shareholders and shall serve until their successors shall be duly elected and qualified or until their earlier death, resignation or removal.

(b) The Board may fill a vacancy in the membership of the Committee and remove a member of the Committee at any time for any reason.

(c) Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership. In the absence of the Chair at a duly convened meeting, the Committee shall select a temporary substitute from among its members.

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2.3	Meetings

(a) The Committee shall meet on a regularly-scheduled basis at least four times per year or more frequently as circumstances dictate.

(b) At the invitation of the Committee, members of the Corporation’s management, senior personnel of the Corporation’s internal audit function and others may attend Committee meetings as the Committee considers necessary or desirable.

(c) Representatives of the Corporation’s independent external audit firm are entitled to attend and be heard at each Committee meeting.

(d) The Committee shall hold executive sessions without management present at each Committee meeting.

(e) All independent directors may attend Committee meetings, provided that directors who are not members of the Committee shall not be entitled to vote, nor shall their attendance be counted as part of the quorum of the Committee.

(f) The Chair of the Committee or any member of the Committee may call a meeting by notifying the members of the Committee. Ordinarily, meetings of the Committee should be convened with no less than 48 hours’ notice having been given. The requirement for notice to a Committee member can be waived in writing by that Committee member or with the consent of no less than the number of Committee members that constitutes a quorum of the Committee, whether before or after such notice is required. Attendance by a Committee member constitutes waiver of notice to such Committee member of such meeting.

(g) The Committee shall report its actions to the members of the Board and the Corporate Secretary of the Corporation and keep written minutes of its meetings which shall be recorded and filed with the books and records of the Corporation. Minutes of each meeting will be made available to the members of the Board and the Secretary of the Corporation.

2.4	Quorum

A majority of the members of the Committee shall constitute a quorum at any meeting of the Committee, but in no case shall a quorum be comprised of less than two members of the Committee, and the action of a majority of those present, after determining a quorum, shall be the act of the Committee.

ARTICLE 3

RESPONSIBILITIES AND DUTIES

3.1	Document Review

(a) The Committee shall review and assess the adequacy of this Charter periodically as conditions dictate, but at least annually (and recommend changes to the Board for its approval, if and when appropriate).

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(b)    The Committee shall review the Corporation’s audited annual financial statements, the auditors’ report thereon and the related financial disclosures, including the MD&A, prior to their filing with any Regulatory Authority, including:

(i)

the audit reports of the Corporation’s financial statements and management’s assessment of internal control over financial reporting, any memorandum prepared by the Corporation’s independent external audit firm with respect to assessment of internal control over financial reporting, any other pertinent reports and management’s responses concerning such memorandum;

(ii)

the qualitative judgments of the independent external audit firm about the appropriateness of accounting principles and financial disclosure practices used or proposed to be adopted by the Corporation;

(iii)	the selection and application of the Corporation’s critical accounting policies;

(iv)	the methods used to account for significant unusual transactions;

(v)	the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;

(vi)	management’s process for formulating sensitive accounting estimates and the reasonableness of these estimates;

(vii)	significant recorded and unrecorded audit adjustments;

(viii)	any material accounting issues among management and the independent external audit firm; and

(ix)	other matters required to be communicated to the Committee under applicable auditing standards by independent auditors.

After such review, the Committee shall recommend to the Board whether such audited annual financial statements and related MD&A should be filed with the applicable Regulatory Authorities.

(c)    The Committee shall review the Corporation’s quarterly financial statements and the related MD&A. After such review, the Committee shall recommend to the Board whether such financial statements and related MD&A should be filed with the applicable Regulatory Authorities. If any Regulatory Authority requires that the independent external audit firm review the Corporation’s interim financial statements prior to their filing with the Regulatory Authority, the Committee shall take steps designed to ensure that such review has been completed.

(d)    The Committee shall review any other financial reports and filings as may be deemed appropriate by the Committee or required by any other Regulatory Authority (including financial disclosure in a registration statement, prospectus or other securities offering document of the Corporation, press releases disclosing, or based upon, financial results of the Corporation

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including earnings releases and any other material financial disclosure, including financial guidance provided to analysts, rating agencies or otherwise publicly disseminated) and shall recommend to the Board whether such other financial reports or filings should be included in any external filing.

(e)    The Committee shall review any forward-looking financial information prepared by management of the Corporation that is proposed to be publicly disseminated.

3.2	Independent Audit Firm

(a)    Subject to the approval of the Board and the shareholders of the Corporation as may be required under the Business Corporations Act (Ontario), the Committee shall have the sole authority and direct responsibility for the appointment, compensation and oversight of any independent external audit firm engaged for the purpose of preparing or issuing an external audit report or performing other audit, review or attest services for the Corporation, and each such independent audit firm must report directly to the Committee. The authority of the Committee shall include ultimate authority to approve all audit engagement fees and terms.

(b)    The Committee shall approve in advance any and all audit services and permissible non-audit services to be performed by the independent external audit firm in accordance with Applicable Requirements (as defined below) and adopt and implement policies for such pre-approval.

(c)    The Committee shall determine funding necessary for compensation of any independent external audit firm and notify the Corporation of anticipated funding needs of the Committee.

(d)    The Committee shall resolve any disagreements between management and the independent external audit firm as to financial reporting matters.

(e)    The Committee shall instruct the independent external audit firm that it should report directly to the Committee on matters pertaining to the work performed during its engagement and on matters required by the Applicable Requirements.

(f)    On at least an annual basis, the Committee shall receive from the independent external audit firm a formal written statement identifying all relationships between the independent external audit firm and the Corporation consistent with the applicable requirements of the Public Corporation Accounting Oversight Board (the “PCAOB”), the Canadian Auditing and Assurance Standards Board and/or the applicable Rules of Professional Conduct/Code of Ethics adopted by the order of chartered accountants to which it belongs and the Applicable Requirements. The Committee shall actively engage in a dialogue with the independent external audit firm as to any disclosed relationships or services that may impact its objectivity and independence and take any other action considered appropriate to satisfy the Committee of the independence of the independent external audit firm. The Committee shall establish policies for ensuring receipt from the independent external audit firm of a formal written statement of independence prior to engagement, and then on at least an annual basis, and take appropriate action to oversee the independence of the independent external audit firm.

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(g)    On an annual basis, the Committee shall discuss with representatives of the independent external audit firm the matters required to be discussed by PCAOB Auditing Standard No. 16 Communications with Audit Committee, as it may be modified or supplemented, or any other applicable standards of the PCAOB.

(h)    The Committee shall evaluate the qualifications and performance of the independent external audit firm and shall, at least annually, review the qualifications and performance of the lead partner(s) of the independent external audit firm.

(i)    The Committee shall obtain a report from the independent external audit firm annually verifying that the lead partner has served in that capacity for no more than five fiscal years of the Corporation and that the engagement team collectively possesses the experience and competence to perform an appropriate audit.

(j)    The Committee shall review and approve policies for the Corporation’s hiring of partners and employees or former partners and employees of the independent audit firm.

(k)    When a change of independent external audit firm is proposed, the Committee shall review all issues related to the change, including the information required to be disclosed by any Regulatory Authority.

(l)    The Committee shall review all reportable events, including disagreements, unresolved issues and consultations with the Corporation’s independent external audit firm, whether or not there is to be a change of independent audit firm, and receive and review all reports prepared by the independent audit firm.

3.3	Financial Reporting Processes

(a)    In consultation with the Corporation’s management and the independent external audit firm, the Committee shall review annually the adequacy of the Corporation’s internal control over financial reporting and consider, in particular:

(i)

the effectiveness of, or weakness or deficiencies in: the design or operation of the Corporation’s internal controls (including computerized information system controls and security), the overall control environment for managing business risks, and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non-financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management’s conclusions;

(ii)	any significant changes in internal control over financial reporting that are disclosed, or considered for disclosure, including those in the Corporation’s periodic regulatory filings;

(iii)	any issues raised by any inquiry or investigation by any Regulatory Authority;

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(iv)

the Corporation’s fraud prevention and detection program, including deficiencies in internal controls that may impact the integrity of financial information, or may expose the Corporation to other significant internal or external fraud losses and the extent of those losses and any disciplinary action in respect of fraud taken against management or other senior employees who have a significant role in financial reporting; and

(v)

any related significant issues and recommendations of the independent external audit firm together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

(b)    The Committee shall require the Corporation’s Chief Executive Officer and Chief Financial Officer to submit a report to the Committee prior to the filing of the Corporation’s annual audited financial statements and quarterly unaudited interim financial statements, which is based on their evaluation of internal control over financial reporting, and which discloses:

(i)

any and all significant deficiencies and material weaknesses in the design and operation of the internal controls over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize, and report financial data;

(ii)	any significant changes in internal control over financial reporting; and

(iii)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s internal control over financial reporting,

(c)    The Committee shall direct the actions to be taken and/or make recommendations to the Board of actions to be taken, to the extent such report indicates the finding of any significant deficiencies in internal control over financial reporting or fraud.

(d)    In consultation with the Corporate Secretary, the General Counsel or other management members as appropriate, the Committee shall review legal compliance matters that may have a material impact on the Corporation, the effectiveness of the Corporation’s compliance policies, and any material communications from regulators, as well as management’s plans to remediate any deficiencies identified.

(e)    The Committee shall:

(i)	regularly review the Corporation’s critical accounting policies and accounting estimates resulting from the application of these policies;

(ii)

inquire at least annually of both the Corporation’s management, accounting group and the independent external audit firm as to whether either has any concerns relative to the quality or aggressiveness of management’s accounting policies;

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(iii)	review with the independent external audit firm alternative accounting treatments that have been discussed with management;

(iv)	review with management any significant changes in IFRS as issued by the IASB, as well as emerging accounting and auditing issues, and their potential effects; and

(v)	review with management matters that may have a material effect on the financial statements.

3.4	Compliance

(a)    The Committee shall establish procedures in compliance with applicable law for:

(i)	the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

(b)    The Committee shall investigate any allegations that any officer or director of the Corporation, or any other person acting under the direction of any such person, took any action to fraudulently influence, coerce, manipulate, or mislead any firm (including the Corporation’s independent external audit firm) engaged in the performance of an audit of the financial statements of the Corporation for the purpose of rendering such financial statements materially misleading and, if such allegations prove to be correct, take or recommend to the Board of Directors appropriate disciplinary action.

3.5	Reporting

The Committee shall advise the Corporation’s management of the need to disclose in its filings with Regulatory Authorities the approval by the Committee of any non-audit services performed by the independent external audit firm, and review the substance of any such disclosure and the considerations relating to the compatibility of such services with maintaining the independence of the independent external audit firm.

3.6	Conflicts of Interest

The Committee shall review the Corporation’s policies relating to the avoidance of conflicts of interest and review and approve all payments to be made pursuant to any related party transactions involving executive officers and members of the Board, as required by any Regulatory Authority. The Committee shall consider the results of any review of these policies and procedures by the Corporation’s independent external audit firm.

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3.7	Access to Management and Independent Advice

(a)    The Committee shall have unrestricted access to the Corporation’s management and employees and the books and records of the Corporation and, from time to time may hold unscheduled or regularly scheduled meetings or portions of meetings in executive session or otherwise with the Corporation’s independent external audit firm, the Chief Financial Officer, the Chief Executive Officer or the Corporate Secretary.

(b)    The Committee may conduct or authorize investigations into or studies of matters within the Committee’s scope of responsibilities and duties as described above, and may seek, retain and terminate accounting, legal, consulting or other expert advice from a source independent of management, at the expense of the Corporation, with notice to either the Chair of the Board or the Chief Executive Officer of the Corporation, as deemed appropriate by the Committee. In furtherance of the foregoing, the Committee shall have the sole authority to retain and terminate any such consultant or advisor to be used to assist in the evaluation of such matters and shall have the sole authority to approve the consultant or advisor’s fees and other retention terms.

3.8	Duty of the Committee

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, to establish the Corporation’s accounting and financial reporting systems, or to determine that the Corporation’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles.

ARTICLE 4

NO RIGHTS CREATED

This Charter is a broad policy statement and is intended to be part of the Board’s flexible governance framework. While this Charter should comply with all Applicable Requirements and the Corporation’s constating documents, including articles and by-laws, this Charter does not create any legally binding obligations on the Board, the Committee or any other committee of the Board or any director or the Corporation.

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